File No. 82-34834

WE DID IT ➔ SEE WHAT'S NEXT

2006 ANNUAL REPORT


07022583

12-31-06

SUPPL

NEWALTA

WE ARE EXPERIENCED



We have achieved significant growth over the past year and have delivered upon our larger expansion strategy into eastern Canada. We're proud of the patient execution of our plan. Our focus has been on the fundamentals of our business and that approach has proven to be successful.

What's next is even more exciting. Our strategy is to expand services and continue to find better ways to manage waste through innovation. Our history has proven our ability to evolve and innovate. By creating custom solutions for customers, putting safety and the environment first and optimizing engineering and technology we've been a leader in the industry and will continue to be.

We have a proven pattern of success (pages 2-3) and a determined expansion strategy (pages 4-5).

We said it, we did it. (pages 10-13)

From our Western Division (pages 6-7) to our Eastern Division (pages 8-9) we are leaders in innovation (pages 14-16)


REVENUE
($ millions)
500
400
300
200
100
02
03
04
05
06


OPERATING INCOME[1]
($ millions)
80
70
60
50
40
30
20
10
02
03
04
05
06

1. Excludes 2003 and 2002 reorganization costs.

WE ARE EXPANDING



Newalta focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. We also provide environmentally sound disposal of solid, non-hazardous industrial waste.

With over 1,700 talented people and a network of more than 70 facilities across Canada, Newalta serves a diversified customer base in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation services industries. Providing exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets.

WE HAVE A PROVEN



PATTERN OF SUCCESS



Newalta is one of Canada's leading industrial waste management and environmental services companies and has delivered more than 30 percent compound annual average revenue growth since 1993.

Newalta has consistently delivered dynamic, profitable growth through acquiring complementary businesses, enhancing our services, expanding markets and commercializing innovative technologies to recover products that would otherwise be waste.

During the last four years:

- Newalta's revenue grew 295% to $441 million
- EBIDTA[2] grew 248% to $121million
- Funds from operations[2] grew 264% to $113 million
- Market capitalization increased 6 times to approximately $1 billion

Scott Roberts, Maintenance Technician, works on a centrifuge at Newalta's Nisku, Alberta facility. Newalta is a leader in the application of centrifugation technology for waste processing that can spin-separate liquid and solid waste and withstand abrasion. The result is separate streams of high-value recovered oil, disposable water and compacted sludge. Newalta combines technology and innovation for solutions that work. That means we provide better results for the environment, our customers and our shareholders.


EBITDA[1,2]
($ millions)
150
120
90
60
30
02
03
04
05
06
FUNDS FROM OPERATIONS[1,2]
($ millions)
120
100
80
60
40
20
02
03
04
05
06

1. Excludes 2003 and 2002 reorganization costs.
2. This financial measure does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (GAAP). Non-GAAP financial measures are defined in the Management's Discussion and Analysis.

AND A DETERMINED



EXPANSION STRATEGY



Newalta's strategy is to continue to aggressively expand services and market coverage to serve our customers while continuing to develop more innovative and environmentally sound processes to recover products from waste. We will achieve this through investments in our existing operations as well as through acquisitions.

Well Positioned for Growth in 2007

We have a strong track record of investing responsibly. Our three-year average return on capital is 22%, proving that our disciplined investment strategy delivers strong returns to investors. Our 2007 growth capital expenditures budget is set at $120 million to invest in a number of high-return, low-risk projects that will improve productivity and expand services as well as market coverage at Newalta's operations across Canada.


INVESTMENTS
($ millions)
300
250
200
150
100
50
Growth Capital
Acquisitions
03
04
05
06
RETURN ON CAPITAL
(percent)
25
20
15
10
5
23.0
20.9
22.1
22.3
03
04
05
06

2006 ACQUISITION TIMELINE

JAN	JUN	AUG	AUG	OCT	NOV	DEC
PSC CANADA	TREELINE	HORAMA	ISLAND	MATREC	MPM	MATRIX
Ontario	Alberta	Québec	Newfoundland	Québec	Québec	Nova Scotia
8 facilities	0 facilities	3 facilities	1 facility	8 facilities	2 facilities	2 facilities
270 people	50 people	100 people	17 people	130 people	17 people	50 people

Newalta completed seven acquisitions for a total combined purchase price of $198.7 million. These acquisitions have expanded Newalta's geographic reach across Canada, added over 600 people and 24 facilities, and provide considerable opportunities for continued market expansion. Total revenue and EBITDA generated by the acquired operations on a trailing twelve month basis at the time of acquisition were approximately $176 million and $37 million, respectively.


TOTAL FACILITIES: 50

WESTERN DIVISION LOCATIONS

BRITISH COLUMBIA

Cranbrook
Delta
Fort St. John
Nanaimo
North Vancouver
Prince George
Sparwood
Surrey
West Stoddart
Winfield

ALBERTA

Airdrie
Amelia
Beaverlodge
Brooks
Calgary
Drayton Valley
Drumheller
Eckville
Edmonton (2 locations)
Elk Point
Fairview
Gordondale
Grande Prairie
Green Court
Hays
Hughenden
Kitscoty
Leduc (2 locations)
Nisku
Niton Junction
Pigeon Lake
Raymond
Red Deer
Red Earth
Redwater
Spirit River
Stauffer
Stettler
Taber
Valleyview
Willesden Green
Zama

SASKATCHEWAN

Halbrite
Plover Lake
Regina
Richmound
Swift Current
Unity

WESTERN DIVISION



OUR WESTERN DIVISION OPERATES 50 FACILITIES AND EMPLOYS MORE THAN 900 PEOPLE IN BRITISH COLUMBIA, ALBERTA AND SASKATCHEWAN.

Western Canada has been the core of Newalta's exceptional growth since 1993. Our Western Division is operated and managed as an integrated set of assets. We provide a broad range of seamless waste management and recycling services through three business units:

- Oilfield
- Drill Site
- Industrial

Our Western Division holds an approximate 45 percent market share. Regional competitors exist in each market segment, but none offers a similar, integrated service package across the market.

Oilfield

Newalta's Oilfield business unit's services are tailored to the upstream oil and gas market. Our network of facilities throughout key crude oil and natural gas production areas in western Canada provides a diverse mix of mobile equipment and services. Onsite services involve the mobilization of equipment, technology and people to process waste at customer production locations.

Our innovative centrifuge technology recovers crude oil from the waste sludges, emulsions, and liquids that are inherent to oil and gas production. In 2006, we recovered 1.5 million barrels of crude oil from wastes that would have otherwise been deposited in disposal wells or landfills. Other services offered through our fixed facility network include:

- waste processing
- water recycling
- custom treating
- clean oil terminalling
- crude oil recovery
- water disposal
- salt cavern disposal
- salt cavern storage
- landfill disposal

Drill Site

Newalta's Drill Site business unit mobilizes equipment, technology and people to process waste at our customers' sites. Residual waste is processed and disposed of at our Oilfield business unit facilities.

Drill Site services include:

- pre-drilling site assessments
- drilling waste management
- onsite centrifugation
- rig site equipment rentals, including solids control and drill cuttings systems
- drilling fluid sales and service
- post-drilling remediation
- well abandonment

Our centrifuge rental business, as well as the acquisitions of Treeline, GLP and WasteCo helped build this business unit.

Industrial

Our Industrial business unit provides a broad range of services. Liquid and semi-solid industrial wastes as well as automotive wastes and waste lubricating oil are collected at our fixed facility network. We also provide mobile onsite services similar to those provided by our Oilfield business unit, throughout western Canada.

Newalta's Industrial business unit includes a used oil re-refining facility in North Vancouver, British Columbia. As well, a thermal cracking process in Airdrie, Alberta converts used oil into drilling oil base feedstock.

Our service centres collect and process a wide variety of industrial wastes including waste antifreeze, solvents and sludges. We also provide onsite services and industrial cleaning.

EASTERN DIVISION



THE EASTERN DIVISION OPERATES AN INTEGRATED NETWORK OF FACILITIES SERVING EASTERN CANADA'S INDUSTRIAL SECTOR.

Our Eastern Division was created with Newalta's acquisition of Ontario-based PSC Industrial Services Canada Inc. in January 2006, and the subsequent expansion into Québec and Atlantic Canada. Newalta's Eastern Division operates through two business units:

- Ontario
- Québec and Atlantic Canada

Both Eastern business units provide industrial waste management and other environmental services to eastern Canadian markets, through an integrated network of high-quality assets including Stoney Creek, a highly engineered non-hazardous solid waste landfill in Ontario. The landfill handles approximately 500,000 metric tonnes of waste per year.

The Eastern Division's network also includes:

- industrial solid waste pre-treatment facilities
- industrial waste transfer and processing facilities
- a fleet of specialized vehicles and equipment for waste transport and onsite handling
- an emergency response service

Building the Eastern Division has helped diversify our services and reduced exposure to commodity prices and drilling activity. As a result, there is more stability in our funds from operations, and consequently distributions to unitholders.

The eastern Canadian industrial waste management market is estimated at $1.2 billion. Newalta currently has approximately 15 percent of this market. Several favourable industry trends indicate growth opportunities for our Eastern Division, including:

- Ontario's enhanced government regulations with respect to the pre-treatment of industrial waste
- limited landfill capacity
- lengthened permitting processes for new landfills
- the growing trend towards outsourcing of waste management activities

New environmental regulations will substantially change this market during the next three years. Newalta is well-positioned to capitalize on the opportunities that are emerging.



ON
QC
NL
NB
NS
TOTAL FACILITIES: 24

EASTERN DIVISION LOCATIONS

ONTARIO

Barrie
Brantford
Fort Erie
Hamilton (3 locations)
Toronto
Windsor

QUÉBEC

Boucherville
Chateauguay
Chicoutimi (2 locations)
Laterriere
Montreal
Québec (2 locations)
Rouyn-Noranda
Sorel-Tracy
St. Bruno
St. Hubert
Trois-Rivières

ATLANTIC

Dartmouth, NS
Foxtrap, NL
Fredericton, NB

WE SAID IT ➔ WE DID IT



WE ACHIEVED RECORD RESULTS IN 2006 DUE TO ROBUST ECONOMIC CONDITIONS AND STRONG CONTRIBUTIONS FROM BOTH ACQUISITIONS AND GROWTH CAPITAL INVESTMENTS.

PRESIDENT'S MESSAGE

ALAN P. CADOTTE President and Chief Executive Officer

We have had a milestone year. In 2006, Newalta formally achieved a national presence – a key strategic objective. At the same time, we reduced exposure to commodity prices and drilling activity through the acquisitions and capital investments that we completed.

In January, we completed the $120 million acquisition of Ontario-based PSC Industrial Services Canada Inc. This acquisition featured a highly engineered, non-hazardous solid industrial waste landfill and seven service centres throughout Ontario.

From August through December we completed our coast-to-coast network. Five acquisitions in Québec and Atlantic Canada, for a combined purchase price of approximately $60 million, established a strong platform for further growth.

We now have approximately 270 people in Ontario, 245 people in Québec and 60 people in Atlantic Canada. They comprise our newly established Eastern Division. Trailing 12-month revenue and EBITDA for the acquired companies from the times of acquisitions in eastern Canada were $136 million and $33 million, respectively.

Newalta's former Industrial and Oilfield divisions have been consolidated into our new Western Division. Improved customer access, productivity, reduced SG&A and operational consistency are the goal.

INCOME TRUST CHANGES

In 2006, Canada's federal government announced plans to change how income trusts are taxed. Should the changes be enacted, trusts will be taxed beginning in 2011.

Our growth strategy is not affected. Income trusts, such as Newalta, will generally be allowed to double in size before the proposed 2011 enactment date. We will continue to aggressively exploit opportunities to deliver strong growth and attractive investor returns as we have done for 14 years.

2006 STRONG FINANCIAL PERFORMANCE

We achieved record results in 2006 due to robust economic conditions and strong contributions from both acquisitions and growth capital investments. Year over year, revenue and EBITDA increased 78 percent and 54 percent, to $441 million and $121 million, respectively. Cash available for growth and distributions grew 39 percent to $93 million.

Monthly distributions were increased by 12 percent to $0.185 per unit in May 2006. Cash distributed to unitholders was 70 percent of the cash available for growth and distributions with 30 percent retained for growth.

« *EXECUTIVE MANAGEMENT TEAM (clockwise behind Alan P. Cadotte):*
RONALD L. SIFTON
Senior Vice President, Finance and Chief Financial Officer
THOMAS A. G. WATSON
Vice President, Communications
PETER A. DUGANDZIC
Vice President, Western Division
TOOK WHITELEY
Vice President and General Counsel
TERRY P. DONALESHEN
Vice President, People, Environment and Safety
J. CRAIG WILKIE
Vice President, Business Development


TOTAL RETURN
(percent)
350
300
250
200
150
100
338
03
04
05
06

Total return is calculated by dividing the difference between the opening and closing unit prices, plus the reinvestment of monthly distributions, by the opening unit price.


CASH AVAILABLE FOR GROWTH & DISTRIBUTION
($ millions)
100
80
60
40
20
03
04
05
06

Cash Retained for Growth
Cash Distributed to Unitholders

Through the year, Newalta invested a total of $87.6 million in growth capital investments and $198.7 million in acquisitions. Although 2006 results did not reflect a full year contribution from these activities, we delivered return on equity of 21.3 percent and return on capital of 22.3 percent due to past growth capital investments, successful integration of our acquisitions and improved utilization of assets.

MANAGEMENT'S STRATEGIC OBJECTIVES ACHIEVED

Newalta has an outstanding track record. We delivered on our commitments for 2006 as we have consistently done over the past 14 years. We have:

- positioned the company for continued expansion
- established a strong entry into the eastern Canadian market
- initiated expansion into new, related markets that build on our core competencies

We also strengthened our capital structure subsequent to the 2006 acquisitions. We completed two equity financings: one in March 2006 for $196 million and one in January 2007 for $78 million. Our year-end ratio of funded-debt-to-EBITDA was 1.3 times – well ahead of our banking covenants. We are clearly well-positioned for the future.

Newalta has proven financial, safety and operational performance. We're strategically located. We're experienced. The question now is what's next?

WELL-POSITIONED FOR FURTHER EXPANSION

Newalta enters 2007 with a very strong platform for sustained growth. Our growth capital budget is $120 million. We are also pursuing acquisitions.

The integration of our Québec and Atlantic Canada acquisitions is progressing well. Complete integration is expected in the second quarter of 2007.

In early 2007, we began implementing a new IT system that will be the backbone to support our long-term growth. This investment is estimated to cost a total of $20 million.

Newalta aggressively recruited through 2006 to meet the demands of growth in 2007. It's made us stronger, particularly our senior management group. We added significant talent not only at the Corporate level, but at our operating Divisions as well. We recruited approximately 400 new people, in addition to those added through acquisitions.

NEWALTA WILL CONTINUE TO LEAD THE INDUSTRIAL WASTE MANAGEMENT AND ENVIRONMENTAL SERVICES INDUSTRY BY AGGRESSIVELY EXPANDING OUR SERVICES AND OUR MARKET COVERAGE.

GROWTH STRATEGY

Newalta has a strong presence and reputation in western Canada. We are determined to build on this position by expanding services and improving productivity.

In eastern Canada, we have acquired and integrated assets to create a solid entry-level market position. We are committed to grow our business significantly in 2007 and beyond. We will continue to invest in our existing operations as we pursue acquisitions that complement our facility network and service offerings.

In addition to these growth initiatives, we will continue to develop more innovative processes to recover products from waste. Our success is rooted in finding new ways to serve our customers. Our solutions reduce long-term liabilities, contribute to a cleaner environment and are cost-effective.

We have initiated a technical development program to find better ways to treat and reuse oilfield and industrial wastewaters. We believe that this market will grow dramatically in the years ahead and our objective is to be the national leader in these services.

OUTLOOK

We are very excited about our prospects for continued, dynamic growth.

Newalta will continue to lead the industrial waste management and environmental services industry by aggressively expanding our services and our market coverage.

Safety will continue to be our top priority. We have an exceptional performance record and we are determined to be even better.

Newalta has a solid record of reliable, profitable growth with an experienced management team and operations across Canada. Our success is rooted in combining innovative thinking with rigour in business planning and high-quality service delivery.

We believe we are better positioned than ever in terms of resources, assets and opportunities. We're confident we can continue to deliver robust growth and superior returns to our investors.

ALAN P. CADOTTE
President and Chief Executive Officer
MARCH 7, 2006

LEADERS IN



INNOVATION, COURAGE AND FOCUS BUILT THE COMPANY THAT NEWALTA IS TODAY.

Newalta employs more than 1,700 people. Their ideas have helped change the face of our industry. They continue to shape the company and our services. In fact, with 14 years of dynamic growth, change is a constant in our culture. It's part of what keeps us sharp.

Our people are innovators, always focused on finding better ways to manage waste. They are able to continually raise the bar on waste management and environmental services because they are encouraged to look at challenges in new ways.

Our management team has absolute faith in our people. On average, those leading our company each have more than 25 years of industry experience. Solid leadership allows for individual and team challenge, recognition and autonomy.

In 2006, we strengthened the organization by welcoming approximately 1000 talented people to the Newalta ranks. Our Finance, Human Resources, Sales, Operations, and Environment, Health and Safety organizations were fortified. Twenty-four facilities were acquired.

Being a "single-source" waste management solutions provider remains our workplace mantra. A solid set of values – innovation, safety, environmental stewardship, customer service, integrity and providing shareholder value – influence all we do. Safety is paramount. Our performance record exceeds those of the industries in which we operate.

A team that is willing to try new ideas and test innovative solutions is the force behind Newalta's success and growth. The team will continue to drive our success in the future.

INNOVATION

Two Newalta employees discuss how to improve processes at our facility in Airdrie, Alberta where Newalta uses an industry-leading thermal cracking process to convert used oil into drilling oil base feedstock. Pictured here left to right: Blake Von Grat, Les Olsen, Craig Roznowsky (Intermediate Operators) and Dean MacPherson (Senior Operator).



Lab Technician Craig Wilson-Busby goes over water samples with operators Omar Hersi, left, and Hasim Mohammed at our Toronto, Ontario facility. In the foreground, operators Harry Ramkumar, left, and Cleve Gordon perform maintenance work to improve air emissions from the plant.

INNOVATION IN ACTION

CENTRIFUGATION

When Newalta developed a technology to wash sand at our Elk Point facility in 1998, it failed. Never discouraged, our people had a close look at the possibilities of the idea. The result was a partnership with a leading centrifuge manufacturer and competitive advantage in processing a secondary waste stream – slop oil.

Today, Newalta provides centrifuge services across the country and is recovering products that would otherwise have been waste.

USED OIL RE-REFINING

A patented process designed and built at Newalta's North Vancouver facility, is now used by all four major used oil re-refineries in North America. The process, which combines distillation with hydrotreating, re-refines used oil into like-new or better-than-new base oils.

The process recovers valuable products, which means they are kept from entering ecosystems. It also allows our lubricant product customers to continuously re-use oil, considerably reducing costs.

WASTEWATER TREATMENT

We help our customers reduce their water consumption by providing services that re-use treated wastewater within industrial or oilfield processes. We also pre-treat industrial wastewater so that it can be recycled back to the environment through municipal treatment systems.

How? Newalta improves upon bioreactor, centrifuge, physical/chemical and membrane filtration technologies. The results have been innovative solutions for managing this vital resource. We continue our search for new, cost-effective water processing solutions.

CORPORATE INFORMATION

OFFICERS OF NEWALTA CORPORATION

Alan P. Cadotte
President and Chief Executive Officer

Ronald L. Sifton
Senior Vice President, Finance and
Chief Financial Officer

Terry P. Donaleshen
Vice President, People,
Environment and Safety

Peter A. Dugandzic
Vice President, Western Division

Thomas A. G. Watson
Vice President, Communications

J. Craig Wilkie
Vice President, Business
Development

Took Whiteley [6]
Vice President and
General Counsel

1 Audit Committee
2 Compensation Committee
3 Corporate Governance and Nominating Committee
4 Environment, Health and Safety Committee
5 Chairman of the Board
6 Corporate Secretary

Notice of Annual and Special Meeting
All unitholders and guests are invited to attend the Annual and Special Meeting on May 9, 2007 at 11:00 a.m. (MT) at the Telus Convention Centre (Room 105, North Building), 120 Ninth Avenue SE, Calgary, Alberta.

HEAD OFFICE

Suite 1200, 333 – 11 Avenue SW
Calgary, Alberta T2R 1L9

Tel: (403) 806-7000
Fax: (403) 806-7348

www.newalta.com

Investor Relations
Anne M. MacMicken
Director, Investor Relations

Tel: (403) 806-7019
Fax: (403) 806-7032
amacmicken@newalta.com

Stock Exchange
Toronto Stock Exchange
Symbol: NAL.UN

Auditors
Deloitte & Touche LLP
Calgary, Alberta

Legal Counsel
Bennett Jones LLP
Calgary, Alberta

Bankers
Canadian Imperial Bank of Commerce
Bank of Montreal
Royal Bank of Canada
The Bank of Nova Scotia

Calgary, Alberta

Transfer Agent and Registrar
Valiant Trust Company
Calgary, Alberta

The Annual Report is a financial reference document for investors. Newalta has recently re-designed and expanded its website to include more detailed information on its operations.

For current information and news, visit newalta.com.

File No. 82-34834

WE ARE INTERESTED IN KNOWING WHAT YOU THINK OF NEWALTA'S COMMUNICATIONS. As part of our commitment to finding better ways to communicate, we encourage unitholders to provide feedback on this report by going online to www.newalta.com/2006AR.

For each unitholder who completes the online survey, we will make a donation to the United Way.

This is the first of a two-part publication of Newalta's 2006 Annual Report. To request our 2006 Financial Results, please contact Newalta's Investor Relations at (403) 806-7019 or visit our website: www.newalta.com.

Design: Karo Design Photography: Ric Kokotovich, Nation Wong Printed in Canada by McAra Printing Ltd.

NEWALTA
Suite 1200, 333 – 11th Avenue SW
Calgary, Alberta, Canada T2R 1L9

TEL 403.806.7000
FAX 403.806.7348

www.newalta.com

WE DID IT HERE'S PROOF

2006 FINANCIAL RESULTS

NEWALTA



FINANCIAL HIGHLIGHTS

		Year Ended December 31	
($000s except per unit data)	2006	2005	% Increase
Revenue	**441,041**	248,086	78
Operating income	**76,891**	56,445	36
Net earnings	**75,565**	46,978	61
per unit ($) – basic	**2.14**	1.69	27
per unit ($) – diluted	**2.11**	1.66	27
per unit ($) – continuing operations	**2.10**	1.69	24
per unit ($) – discontinued operations	**0.04**	–	–
EBITDA[1]	**121,222**	78,884	54
Funds from operations[1]	**112,510**	75,312	49
per unit ($)	**3.18**	2.71	17
per unit ($) – continuing operations	**3.16**	2.71	17
per unit ($) – discontinued operations	**0.02**	–	–
Maintenance capital expenditures	**21,078**	8,847	138
Cash available for growth and distributions[1]	**93,241**	67,237	39
per unit ($)	**2.64**	2.42	9
per unit ($) – continuing operations	**2.54**	2.42	5
Distributions declared	**75,923**	49,602	53
per unit – ($)	**2.14**	1.78	20
Cash distributed[1]	**65,355**	40,859	60
Growth and acquisition capital expenditures	**286,310**	107,813	166
Weighted average units outstanding	**35,332**	27,800	27
Units outstanding, December 31[2]	**36,942**	29,055	27

(1) These financial measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-GAAP financial measures are identified and defined in the attached Management's Discussion and Analysis.

(2) On January 26, 2007, the Fund issued 3.0 million units for gross proceeds of $78.3 million. Newalta currently has 40,020,544 units outstanding.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2006

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund and its other subsidiaries, "Newalta"), or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, market conditions, competition, seasonality, regulation, industry conditions, access to industry and technology, insurance, possible volatility of trust unit price, debt service, future capital needs and availability of funds to finance expansion of services, market coverage, fluctuations in commodity prices, fluctuations in fuel costs, acquisition strategy, liabilities associated with acquisitions, integration of acquired businesses, dependence of Newalta on senior management, dealings with labour unions, the nature of the trust units, unlimited liability of unitholders, income tax treatment of Newalta, the mutual fund trust status of Newalta, government budget proposals and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predications, forecasts, projections and other forward-looking statements will not occur. Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and the forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta does not intend, or assume any obligation, to update these forward-looking statements.

This Management's Discussion and Analysis contains references to certain financial measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined as follows:

"EBITDA" is a measure of the Fund's operating profitability. EBITDA provides an indication of the results generated by the Fund's principal business activities prior to how these activities are financed, assets are amortized or how the results are taxed in various jurisdictions. EBITDA is calculated from the consolidated statements of operations and retained earnings as follows:

	Three Months Ended December 31		Year Ended December 31	
($000s)	**2006**	2005	**2006**	2005
Net earnings[1]	**15,356**	14,445	**75,565**	46,978
Add back:				
Current income taxes	**(229)**	419	**90**	869
Future income taxes[1]	**910**	3,998	**3,562**	8,598
Interest expense	**2,424**	1,319	**7,665**	3,479
Amortization and accretion[1]	**9,977**	5,215	**34,340**	18,960
EBITDA	**28,438**	25,396	**121,222**	78,884

(1) Includes earnings before taxes and amortization from discontinued operations of $2,347.

"Funds from operations" is used to assist management and investors in analyzing operating performance and leverage. Funds from operations as presented is not intended to represent cash flow from operating activities for the period nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Funds from operations is derived from the consolidated statements of cash flows and is calculated as follows:

	Three Months Ended December 31		Year Ended December 31	
($000s)	**2006**	2005	**2006**	2005
Cash flows generated from operating activities	**29,827**	24,724	**111,963**	71,732
Add back (deduct):				
Changes in working capital	**(3,900)**	(1,093)	**(772)**	3,344
Asset retirement costs incurred	**560**	196	**1,319**	236
Funds from operations	**26,487**	23,827	**112,510**	75,312

"Cash available for growth and distributions" is used by management to supplement funds from operations as a measure of cash flow and leverage. The objective of this measure is to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is defined as funds from operations less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs incurred plus net proceeds on sales of fixed assets. Maintenance capital expenditures are not incurred evenly throughout the year. The reconciliation of cash available for growth and distributions is included in the Liquidity and Capital Resources section of the Management's Discussion and Analysis.

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders and is used to assist in analyzing liquidity. Cash distributed is defined as distributions declared during the period plus opening distributions payable, less ending distributions payable and distributions reinvested by unitholders under the Distribution Reinvestment Plan of the Fund (the "DRIP") during the period.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and amortization and accretion expenses.

"Return on capital" is used by management to analyze the operating performance of investments in capital assets, intangibles and goodwill. Return on capital is calculated by dividing EBITDA, by the average net book value of capital assets, intangibles and goodwill.

"Return on equity" is used by management to analyze the profitability generated from the funds provided by unitholders. Return on equity is calculated by dividing net earnings by the average unitholders' equity.

References to EBITDA, funds from operations, cash available for growth and distributions, cash distributed, net margin, return on capital and return on equity throughout this document have the meanings set out above.

The following discussion and analysis should be read in conjunction with (i) the consolidated financial statements of the Fund and the notes thereto for the year ended December 31, 2006, (ii) the consolidated financial statements of the Fund and notes thereto and Management's Discussion and Analysis of the Fund for the year ended December 31, 2005, (iii) the most recently filed Annual Information Form of the Fund and (iv) the consolidated interim financial statements of the Fund and the notes thereto and Management's Discussion and Analysis of the Fund for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006. Information for the year ended December 31, 2006 along with comparative information for 2005, is provided.

This Management's Discussion and Analysis is dated March 7, 2007 and takes into consideration information available up to that date.

FINANCIAL RESULTS AND HIGHLIGHTS

	Three Months Ended December 31 *(unaudited)*			Year Ended December 31		
($000s except per unit data)	**2006**	2005	% Increase (Decrease)	**2006**	2005	% Increase (Decrease)
Revenue	**122,498**	86,663	41	**441,041**	248,086	78
Operating income	**16,209**	18,862	(14)	**76,891**	56,445	36
Net earnings	**15,356**	14,445	6	**75,565**	46,978	61
per unit ($) – basic	**0.42**	0.51	(18)	**2.14**	1.69	27
per unit ($) – diluted	**0.41**	0.50	(18)	**2.11**	1.66	27
per unit ($) – continuing operations	**0.42**	0.51	(18)	**2.10**	1.69	24
per unit ($) – discontinued operations	**(0.00)**	–	–	**0.04**	–	–
EBITDA[1]	**28,438**	25,396	12	**121,222**	78,884	54
Funds from operations[1]	**26,487**	23,827	11	**112,510**	75,312	49
per unit ($)	**0.72**	0.83	(13)	**3.18**	2.71	17
per unit ($) – continuing operations	**0.72**	0.83	(13)	**3.16**	2.71	17
per unit ($) – discontinued operations	–	–	–	**0.02**	–	–
Maintenance capital expenditures	**4,936**	3,284	50	**21,078**	8,847	138
Cash available for growth and distributions[1]	**20,924**	20,417	2	**93,241**	67,237	39
per unit ($)	**0.57**	0.71	(20)	**2.64**	2.42	9
per unit ($) – continuing operations	**0.57**	0.71	(20)	**2.54**	2.42	5
Distributions declared	**20,460**	13,751	49	**75,923**	49,602	53
per unit ($)	**0.56**	0.48	17	**2.14**	1.78	20
Cash distributed[1]	**18,546**	10,333	79	**65,355**	40,859	60
Growth and acquisition capital expenditures	**83,929**	73,391	14	**286,310**	107,813	166
Weighted average units outstanding	**36,860**	28,597	29	**35,332**	27,800	27
Units outstanding, December 31[1]	**36,942**	29,055	27	**36,942**	29,055	27

(1) On January 26, 2007, the Fund issued 3.0 million units for gross proceeds of $78.3 million. Newalta currently has 40,020,544 units outstanding.

OVERALL PERFORMANCE

During the year, Newalta capitalized on both internal and external opportunities through the expansion of its service offerings in western Canada and the reduction of its exposure to commodity prices and drilling activity by extending its facility network into Ontario, Québec and Atlantic Canada. Also in 2006, Newalta focused on productivity improvements, technology developments at existing facilities and the integration of acquisitions. In western Canada, strong results were generated despite a softening in drilling activity in the fourth quarter.

- Revenue increased 78% to $441.0 million compared to $248.1 million in 2005. Operating expenses as a percentage of revenue increased to 63% from 58% in 2005, while SG&A costs, as a percentage of revenue, remained constant at approximately 10%. Net earnings increased 61% to $75.6 million compared with $47.0 million in the prior year.

- EBITDA and funds from operations increased 54% and 49% to $121.2 million and $112.5 million, respectively.

- Cash available for growth and distributions in 2006 increased 39% to $93.2 million ($2.64 per unit) compared to $67.2 million ($2.42 per unit) in 2005. Declared distributions have historically been targeted at less than 80% of cash available for growth and distributions. For 2006, Newalta declared distributions in the amount of $75.9 million, representing 81.4% of cash available for growth and distributions. Cash distributed to unitholders was 70% or $65.4 million of cash available for growth and distributions, with $8.5 million of declared distributions being reinvested by unitholders into the Fund through the DRIP. The balance of 30% or $27.9 million was retained to invest in growth capital expenditures. In light of the uncertainty regarding proposed changes to the Canadian tax legislation modifying the taxation of mutual fund trusts, the Fund expects to maintain its monthly distributions at $0.185 per unit during 2007.

- Selling, general and administrative ("SG&A") costs increased by $17.3 million to $43.0 million compared with $25.7 million in 2005. However, as a percentage of revenue, SG&A costs remained relatively flat year-over-year which is consistent with management's objective of maintaining SG&A expenses at 10% or less of revenue. The increase in SG&A costs was due primarily to acquisitions completed in 2006 as well as strengthening the organization's corporate infrastructure to manage the additional growth and prepare for future growth.

- Maintenance capital expenditures in the year were $21.1 million, a 138% increase over 2005, and consistent with management's expectations for 2006. The increase in spending is mainly a result of adding maintenance capital expenditures of $6.3 million for the eastern Canada acquisitions in 2006, in addition to an increase in equipment utilization and ongoing maintenance for equipment acquired late in 2005 for Oilfield.

- Growth and acquisition capital expenditures in the year were $286.3 million. Newalta successfully completed seven acquisitions in 2006 for a total combined purchase price of approximately $198.7 million. These acquisitions have expanded Newalta's geographic reach across Canada, added over 600 people and 24 facilities, and provide considerable opportunities for continued market expansion. Total revenue and EBITDA generated by the acquired operations on a trailing twelve month basis at the time of acquisition were approximately $176 million and $37 million, respectively. The balance of the spending of $87.6 million went to growth projects principally focused in Oilfield.

- For the year, return on capital was 22.3% and return on equity was 21.3%, which are above the average of the last three years' returns of 21.8% and 19.8% and demonstrate management's ability to simultaneously deliver aggressive growth and improve the profitability of the business.

Other highlights completed and initiated during the year:

- On March 3, 2006, Newalta issued 7.0 million trust units to raise gross proceeds of $196.0 million. The net proceeds of $185.7 million from the offering were used to pay down outstanding indebtedness under the credit facilities.

- In light of strong profitable growth and healthy market conditions, on May 11, 2006, Newalta increased monthly distributions 12% to $0.185 per unit starting with the May 2006 distribution.

- Newalta's capital budget for 2007 is $148 million including $28 million in maintenance capital expenditures and growth capital expenditures of $120 million for investments throughout the year in internal growth opportunities.

These are relatively low-risk high-return investments that will improve productivity and expand services as well as market coverage across Canada.

- Newalta's recruiting program to add talent to meet the demands of growth in 2007 is now substantially complete and was very successful. In 2006, approximately 410 people were recruited, 88% of whom were in Alberta.
- The integration of the recent Québec and Atlantic Canada acquisitions is well underway and proceeding smoothly. These operations are expected to be completely integrated by the end of the first quarter of 2007, and fully contributing to Newalta's performance in the second quarter of 2007.
- Newalta's credit facilities were amended at the end of June 2006 to increase the extendible term facility to $245 million (previously $165 million) and the extendible operating facility was maintained at $35 million for total credit facilities of $280 million.
- On January 26, 2007, Newalta further strengthened its balance sheet with an equity financing for gross proceeds of $78.3 million through the issuance of 3.0 million trust units. The net proceeds of approximately $74.0 million were used to repay the funds borrowed under the credit facility to complete the previously announced acquisitions in Québec and Atlantic Canada and the acquisition of Treeline. After applying the net proceeds of the offering, approximately $127.9 million of debt was outstanding under Newalta's revolving extendible term facilities, as at February 28, 2007. The total current unused credit facility capacity of approximately $112.1 million as at February 28, 2007, along with undistributed cash available for growth and distributions, is expected to provide Newalta with sufficient financial resources for continued profitable growth.
- On October 31, 2006, the Minister of Finance (Canada) announced certain proposals which, if enacted, would result in an income tax on distributions paid by publicly traded Canadian mutual fund trusts and would result in less after-tax cash being available for payment to all holders of trust units. As an existing Canadian mutual fund trust, it is not presently anticipated that the Fund would be subject to these proposed measures until January 2011. Under the proposal, the existing tax treatment of distributions will remain in effect during the four-year grace period to 2011. Management is still pursuing an advance tax ruling in respect of the previously announced internal reorganization and is reviewing the effect the proposed measures may have on the internal reorganization if the advance tax ruling is obtained.
- Under Newalta's existing structure, based on projected levels of capital spending and anticipated earnings for 2007, Newalta is not expected to pay cash taxes in 2007, with the exception of provincial capital taxes. The earliest that taxes may become payable is 2008.

SELECTED ANNUAL INFORMATION

($000s except per unit data)	2006	2005	2004
Revenue[1]	**441,041**	248,086	178,668
Operating income[1]	**76,891**	56,445	38,744
Net earnings	**75,565**	46,978	36,205
per unit ($), basic	**2.14**	1.69	1.33
per unit ($), diluted	**2.11**	1.66	1.31
Net earnings from continuing operations	**74,080**	46,978	36,205
per unit ($), continuing operations	**2.10**	1.69	1.33
per unit ($), discontinued operations	**0.04**	–	–
Funds from operations	**112,510**	75,312	53,794
per unit ($), basic	**3.18**	2.71	1.98
per unit ($), diluted	**3.14**	2.66	1.95
per unit ($), continuing operations	**3.16**	2.71	1.98
per unit ($), discontinued operations	**0.02**	-	-
Total assets	**802,844**	457,646	324,945
Total long-term debt	**166,271**	107,369	36,617
Distributions declared	**75,923**	49,602	39,659
Distributions declared per unit	**2.14**	1.78	1.46

(1) Amounts reflected exclude discontinued operations.

The factors that impacted revenue and profitability are outlined under the heading entitled "Results of Operations". Total assets increased by $345.2 million, or 75% in 2006 primarily due to acquisitions and growth capital spending. Total acquisition and growth capital expenditures in 2006 were $286.3 million compared to $107.8 million in 2005 and $47.9 million in 2004. Long term debt increased by $58.9 million in 2006. Growth capital and acquisitions were funded by the excess of cash available for growth and distributions over cash distributed to unitholders, the issuance of 7.0 million units for net proceeds of $185.7 million in March of 2006 and drawing on the Corporation's credit facilities.

Segmented information is discussed in further detail under the "Results of Operations."

RESULTS OF OPERATIONS

2006 was a transformational year for Newalta, with a total of seven acquisitions completed throughout the year that substantially increased the size of the business and established Newalta as a national brand, with an integrated network of operations from coast to coast. The acquisition of PSC Industrial Services Canada Inc. ("PSC Canada"), the largest in Newalta's history, was completed on January 6, 2006 for a total purchase price of $120.4 million. This acquisition provided Newalta with a strategic entry vehicle into the Ontario market and a growth platform to expand its facility network into eastern Canada. With the successful integration of PSC Canada completed by the end of the second quarter, Newalta acquired assets in the second half of 2006 throughout Québec, and Atlantic Canada to expand its service offerings across Canada. The contribution of these acquisitions, the expansion of drill site services and strong activity levels in the oil and gas industry throughout most of the year resulted in a 78% increase in revenue for the year when compared to 2005.

Growth in segment net margin in 2006 was 48% to $129.6 million compared with $87.5 million in 2005. The improved profitability was driven by growth initiatives, productivity improvements and acquisitions as well as continued strengthening of commodity prices and robust oil and gas industry activity levels.

In December 2006, Newalta reorganized its operations into the Western Division ("Western") and the Eastern Division ("Eastern"). In western Canada, Newalta has combined the Industrial and Oilfield divisions to form Western in order to manage costs effectively, while providing a seamless service package to customers, enhanced productivity and consistency of operations. Services offered to customers in Oilfield and Industrial are similar and are sold to a similar customer base. Newalta has merged or eliminated some senior management and sales positions, resulting in improved efficiencies as well as reductions to overhead costs. The Western division now comprises three business units: Oilfield, Drill Site and Industrial; while the Eastern division comprises two business units: Ontario and Québec/Atlantic Canada. Drill Site and Oilfield share a common customer base and Drill Site utilizes Oilfield's facilities for residual waste processing and disposal. Similarly, Industrial shares a common customer base with Oilfield and Drill Site, necessitating the

integration of these businesses into one operating division. As a result of the integration that has already occurred, management expects that starting with the first quarter financial report in 2007, there will only be two reportable segments: Western and Eastern. For 2006 financial reporting purposes, there are three reportable segments as the above-noted changes were not instituted until late in 2006: Oilfield (which comprises the Oilfield and Drill Site business units), Industrial and Eastern (which comprises the Ontario and Québec/Atlantic Canada business units).

WESTERN DIVISION

Western currently operates 50 facilities with over 900 people in British Columbia, Alberta and Saskatchewan. Western is operated and managed as an integrated set of assets to provide a broad range of seamless waste management and recycling services.

Oilfield (includes Oilfield and Drill Site Business Units)

The Oilfield business unit provides a broad range of services tailored to the oil and gas industry through a network of 31 facilities located in key crude oil and natural gas production areas in western Canada with a diverse mix of mobile equipment and services. Oilfield accounts for approximately 51% of Western's revenue and employs approximately 300 people. Services offered by Oilfield's fixed facility network include waste processing, crude oil recovery, water recycling, custom treating, clean oil terminalling, water disposal, salt cavern disposal, salt cavern storage, landfills and onsite services. Onsite services involve the mobilization of equipment, technology and people to process waste at customer production locations.

The Drill Site business unit employs approximately 240 people and accounts for approximately 21% of Western's revenue. Drill Site mobilizes its equipment and people from 2 facilities and utilizes the Oilfield network for residual waste processing and disposal. Drill Site services include: pre-drilling site assessments; drilling waste management; onsite centrifugation; rig site equipment rentals, including solids control and drill cuttings systems; drilling fluid sales and service; post-drilling remediation; and well abandonment.

Oilfield's performance is impacted by the general state of the economy in western Canada, as well as commodity prices and drilling activity. For the year, approximately 37% of the revenue from Oilfield was generated from the fees charged for the treatment and processing of various oilfield waste materials and approximately 10% from the sale of recovered crude oil. The balance of revenue is derived from Oilfield's diverse portfolio of services.

Expansion of Newalta into industrial services in eastern Canada has diversified Newalta's services and reduced its exposure to commodity prices and drilling activity. This diversification is clearly evident for the year, as Oilfield accounted for approximately 47% of Newalta's total assets and generated 57% of Newalta's revenue and 78% of Newalta's combined net margin, compared to 67%, 69% and 88%, respectively, in 2005. The table below reflects Oilfield's results for the year ended December 31:

Year Ended December 31 *($000s)*	**2006**	2005	Change
Revenue – external	**252,622**	170,850	48%
Revenue – internal	**3,012**	980	207%
Operating costs	**139,189**	83,037	68%
Amortization and accretion	**15,145**	11,980	26%
Net Margin	**101,300**	76,813	32%
Net margin as % of revenue	**40%**	45%	(11%)
Maintenance capital	**10,592**	5,980	77%
Growth capital	**41,278**	16,690	147%

The increase in Oilfield revenue was driven primarily from new business initiatives in drill site and onsite activities, as well as the development of satellites and partnerships, accounting for approximately 70% of the increase. The remaining revenue improvement was attributable to gains in waste processing and increased crude oil sales, consistent with improved demand for services and strong industry activity levels. Increased crude oil sales accounted for $5.4 million in incremental revenue or 7% of total Oilfield revenue growth in 2006. Overall, the proportion of Oilfield's revenue coming from crude oil sales has been reduced due to new business initiatives, particularly in Drill Site services.

The Drill Site services business unit made up approximately 30% of Oilfield's overall revenue in 2006 and consists of the acquisitions summarized in the table as follows:

Acquisition Date	Assets Acquired From	Location	Purchase Price ($)	Description of Acquired Assets
June 1, 2004	Coyote Oilfield Rentals (Alta) Ltd. ("Coyote")	Alberta	5.1 million	13 people and 28 centrifuge units which are leased to oil and gas producers throughout western Canada as part of a comprehensive drilling mud management program.
August 1, 2005	WasteCo Environmental Services Ltd. ("WasteCo")	Alberta, British Columbia, Saskatchewan	4.0 million[1]	73 people, providing a broad range of oilfield and industrial waste management services including waste tracking and oilfield site reclamation. Also includes three soil treatment operations, two transfer station facilities and two Class II industrial landfill operations.
November 1, 2005	GLP Group Inc. ("GLP")	Alberta	52.9 million[2]	118 people providing drill site waste management and drilling fluids services.
June 1, 2006	Treeline	Alberta, British Columbia, Saskatchewan	18.8 million[3]	50 full-time people and 100 field consultants, providing drilling waste management, site assessment, reclamation services in addition to well, pipeline and facility abandonment services.
Total Drill Site Acquisitions			**80.8 million**	

(1) The total purchase price for the WasteCo acquisition was $8.1 million; however, half of the acquired assets were integrated into Newalta's Drill Site business unit, with the other half being integrated into the Industrial business unit.

(2) Purchase price consisted of $28.9 million of cash and $24.0 million in trust units of the Fund.

(3) Purchase price consisted of $13.8 million of cash and $5.0 million in trust units of the Fund.

Overall, the strong performance in Oilfield was partially offset by decreased demand for drill site services as a 40% decrease in natural gas prices in the fourth quarter of 2006 caused drilling activity to decline by almost 30% when compared to the fourth quarter of 2005.

The increase in operating costs outpaced the revenue growth by 20% in 2006 mainly due to a change in the business mix of services offered through acquisitions and new business initiatives. However, as a percentage of revenue, net margin only decreased 11%. While some of the new business initiatives, such as drill site services, generate lower margins as a percentage of revenue, they have resulted in consistent return on capital and allow the division to become a full service waste management provider to its existing customers. Return on capital in 2006 for Oilfield was 41%, consistent with returns in 2005.

Crude oil sales increased 29% to $24.3 million in 2006 compared to $18.9 million in 2005. The total volume of crude oil recovered was 1,475,722 barrels compared to 1,319,032 barrels, a 12% increase from 2005. The volume of crude oil sold to Newalta's account was 406,441 compared to 341,541 barrels in 2005, a 19% increase. The price per barrel sold for the year increased by 8% to an average price of $59.84 per barrel compared to an average price of $55.24 per barrel in 2005.

The increase in maintenance capital expenditures is the direct result of higher activity levels throughout the year resulting in increased equipment utilization when compared with the prior year. The increase in growth capital was dedicated to productivity improvements at several facilities, drill site waste management units and the addition of centrifuges.

Management expects that as long as the softening in commodity prices and drilling activity continues Oilfield's results will continue to be impacted in 2007.

Industrial

Industrial collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil through a fixed facility network, and provides mobile onsite services throughout western Canada. A significant portion of Industrial's revenue is also derived from the processing and disposal of oilfield wastes. Industrial has approximately 360 people working in 17 facilities in Alberta and British Columbia. Recovered materials are processed into resalable products, including base oils, refinery feedstock, industrial fuels and carrier fluids, such as drilling oil. Industrial's performance is impacted by the general state of the economy in western Canada, as well as commodity prices and economic conditions related to the oil and gas, mining and forestry industries. The automotive market into which resalable products are sold is generally a stable market as the volume of products, such as lube oil, is reasonably consistent year-over-year. Industrial accounted for 16% of Newalta's total assets and generated 22% of total revenue and 10% of Newalta's combined segment net margin for the year (compared with 27%, 31% and 12% respectively for 2005).

The table below reflects Industrial's results for the year ended December 31:

Year Ended December 31 *($000s)*	2006	2005	Change
Revenue – external	**97,673**	77,236	26%
Revenue – internal	**2,389**	60	3,882%
Operating costs	**81,339**	61,542	32%
Amortization and accretion	**5,741**	5,099	13%
Net Margin	**12,982**	10,655	22%
Net margin as % of revenue	**13%**	14%	(7%)
Maintenance capital	**3,375**	2,068	63%
Growth capital	**6,997**	3,440	103%

The 26% increase in revenue is primarily a result of increased activity at the service centres, with the balance evenly split between increased oil recycling and transport services. Service centre waste receipt volumes were up 10% year-over-year, led by a 27% increase in wastewater receipts, and were driven by growth in onsite and project work and the expansion of transportation capabilities. Oil recycling revenue increases were a function of increased prices and volumes of products sold. Product sales accounted for 39% of Industrial's total revenue in 2006. Management is focused on cost management and integration to further enhance profitability in 2007. At the end of 2006, Industrial was integrated into Oilfield to form the Western Division. Senior management and sales positions were consolidated with Oilfield or eliminated, which is expected to result in significant overhead cost reductions.

The increase in Industrial maintenance capital expenditures focused mainly on oil recycling facility maintenance. The increase in growth capital expenditures included the acquisition of new centrifuges and facility upgrades.

Industrial is expected to deliver improved returns as additional productivity gains are realized, overheads are further reduced and services are expanded and is well positioned to exploit the competitive advantages of experienced management, a high quality fixed facility network and infrastructure coupled with a broad service offering.

EASTERN DIVISION

(Includes Ontario and Québec/Atlantic Canada Business Units)

Eastern was created upon the acquisition of PSC Canada in January 2006 with operations in Ontario, and the subsequent expansion of Newalta into Québec and Atlantic Canada. Eastern provides industrial waste management and other environmental services to markets located in eastern Canada through its integrated network of high quality assets. This network features an engineered non-hazardous solid waste landfill that historically handles approximately 500,000 metric tonnes of waste per year and based on current volumes has an estimated remaining life of 17 years. The division's network also includes industrial solid waste pre-treatment facilities; industrial waste transfer and processing facilities; a fleet of specialized vehicles and equipment for waste transport and onsite handling; and an emergency response service. Eastern's performance is impacted by the general state of the economy in eastern Canada, and the bordering U.S. states, fluctuations in the U.S./Canadian dollar exchange rate, and specific market conditions in the manufacturing and automotive sectors. Several favourable industry trends provide potential growth opportunities for Eastern including enhanced government regulations with respect to the treatment of industrial waste, scarce landfill capacity in the Province of Ontario and the growing trend towards outsourcing of waste management activities.

The addition of Eastern has helped to diversify Newalta's services and reduce exposure to commodity prices and drilling activity, thereby promoting less variability in funds from operations and, consequently distributions to unitholders. For the year ended December 31, 2006, Eastern accounted for approximately 32% of Newalta's total assets and generated 21% of Newalta's total revenue and 12% of Newalta's combined net margin.

Year Ended December 31 *($000s)*	2006
Revenue – external	90,746
Revenue – internal	69
Operating costs	64,131
Amortization and accretion	11,319
Net Margin	15,365
Net margin as % of revenue	17%
Maintenance capital	6,286
Growth capital	20,994

Consistent with Newalta's corporate strategy to become a national brand, Eastern executed an expansion strategy through the completion of six acquisitions in 2006. These acquisitions added to both Eastern's geographic reach and portfolio of services. A brief summary of the acquisitions is provided in the table below:

Acquisition Date	Business Acquired	Location	Purchase Price ($)	Description of Acquired Assets
January 6, 2006	PSC Canada	Ontario	120.4 million	Seven facilities, an industrial waste landfill and over 300 people providing waste collection and disposal services in central and eastern Canada.
August 1, 2006	Norama Industries Inc. ("Norama")	Québec	10.8 million	Three facilities and 100 people providing industrial cleaning and environmental services to refinery, petrochemical, industrial and manufacturing companies.
August 31, 2006	Island Waste Management Inc. ("Island Waste")	St. John's, Newfoundland	5.8 million [1]	Waste transfer facility with 17 people that provide services to various industries in Newfoundland and Labrador, including offshore oil and gas companies.
October 6, 2006	Services Matrec Inc ("Matrec")	Québec	30.5 million	Network of eight facilities and 130 people providing collection, treatment and disposal of industrial wastes, soil and water treatment services and onsite industrial cleaning services.
November 1, 2006	Solutions Environnementales MPM ("MPM")	Québec	3.9 million	Employs 17 people and provides environmental solutions and industrial waste management services to automotive and other industrial companies in Québec.
December 7, 2006	Matrix Environmental Inc. ("Matrix")	Dartmouth, Nova Scotia	8.6 million	Includes 50 employees operating facilities in Fredericton, New Brunswick and Dartmouth, Nova Scotia that provide oil recovery and industrial waste management to offshore oil and gas producers, refiners and municipal waste generators.
Total Eastern Acquisitions			**180.0 million**	

(1) Purchase price consisted of $3.9 million of cash and $1.9 million in trust units of the Fund.

Overall, the revenue drivers for 2006 were the new acquisitions and increased activity levels at the Stoney Creek landfill. The Québec and Atlantic Canada businesses listed above contributed to 18% of Eastern's total revenue for the year and 40% of revenue for the fourth quarter. During 2006, landfill volumes increased 19% and the average selling price increased 5% resulting in a 25% increase in landfill activity revenue over 2005. The strong landfill performance more than offset the reduced activity at the Ontario facilities due to planned down-time at Ontario service centres for the execution of strategic growth capital projects in addition to overall market softness in the automotive sector. Vehicle utilization was also down slightly by 2% compared to 2005 due to market conditions.

In the second quarter of 2006, Eastern disposed of a non-strategic in-plant industrial cleaning service operation for $3.2 million (net of $0.3 million in disposition costs). A $1.0 million gain (net of tax) was recorded on disposal. Revenue from the discontinued operation was $5.4 million in 2006. Proceeds of $2.7 million have been received to date with the balance being payable by the purchaser in 2007.

Capital spending, excluding acquisitions, for Eastern was $27.3 million for the year. The capital spending was concentrated on facility improvements, productivity and efficiency improvements and service expansion. These investments are expected to provide the division with the asset base to continue to deliver growth in 2007.

The outlook for Eastern remains positive. The integration of the recent Québec and Atlantic Canada acquisitions are underway and the division enters 2007 with approximately 550 people operating 24 facilities in Ontario, Québec and Atlantic Canada. Management's priorities are capturing growth and improving returns at all facilities as well as the timely execution of capital projects for internal growth.

CORPORATE AND OTHER

Year Ended December 31 *($000s)*	**2006**	2005	Change
Selling, general and administrative expenses	**42,977**	25,663	67%
as a % of revenue	**9.7%**	10.3%	(6%)
Amortization and accretion	**34,319**	18,960	81%
as a % of revenue	**7.8%**	7.6%	2%
Interest expense	**7,665**	3,479	120%
Average debt level	**106,338**	57,878	84%
Effective interest rate	**7%**	6%	20%

The increase in selling, general and administrative ("SG&A") costs was due primarily to staff additions to strengthen the organization and prepare for growth as well as the SG&A costs associated with the acquisitions completed over the past year. Management's objective for SG&A is to maintain these expenses at 10% or less, of revenue. Both the quarter and the year-to-date results for SG&A are consistent with this objective.

Increased amortization was attributable to recent acquisitions and growth capital expenditures. As a percentage of revenue, management expects that amortization will remain relatively flat.

The increase in interest expense was mainly the result of higher average debt levels in both the quarter and the year when compared to 2005 coupled with higher interest rates. The increase in the effective interest rate is due to increased interest rates when compared to the same period last year. Newalta pays interest based on the prime rate set by its lender (which is based on the Bank of Canada rate) plus a percentage that may vary from zero to two percent depending on the long term debt to EBITDA ratio of Newalta as defined in the credit facility agreement. The average Bank of Canada rate for the year ended December 31, 2006 increased to 4.3% (5.8% for the prime business rate), a 48% increase (31% for the prime business rate) over the same period in 2005. See "Liquidity and Capital Resources" in this MD&A for discussion of Newalta's long term borrowings.

A current tax expense for the year of $0.1 million was recorded compared to current income tax of $0.9 million in 2005. The lower expense is due to the elimination of Federal Large Corporation tax effective January 1, 2006. Current tax expense in 2005 was related to Large Corporation Taxes and provincial capital taxes. Under Newalta's existing structure, based on projected levels of capital spending and anticipated earnings, Newalta is not expected to pay cash taxes in 2007, with the exception of provincial capital taxes. The earliest that taxes may become payable is 2008. Future income tax expense year-to-date decreased by $5.9 million to $2.7 million in 2006. The decrease was attributable to the reduction in future provincial and federal income tax rates which were partially offset by future tax expense related to an increase in earnings in the current year. See "Critical Accounting Estimates – Future Income Taxes" in this MD&A

for further discussion on the risks associated with the recent announcements from the Federal government proposals to impose an income tax on distributions prior to distribution.

As at March 7, 2007, the Fund had 40,020,544 trust units outstanding and outstanding rights to acquire up to 1,845,850 trust units.

Summary of Quarterly Results

($000s except per unit data)				2006				2005
(unaudited)	Q4	Q3	Q2	Q1[1]	Q4	Q3	Q2	Q1
Revenue	**122,498**	**120,297**	**96,082**	**102,164**	86,663	65,900	47,036	48,487
Operating income	**16,209**	**24,846**	**14,363**	**21,473**	18,862	17,894	8,674	11,015
Net earnings	**15,356**	**20,136**	**22,685**	**17,388**	14,445	14,394	8,344	9,795
continuing operations	**15,528**	**20,136**	**21,213**	**17,203**	14,445	14,394	8,344	9,795
discontinued operations	**(172)**	**–**	**1,472**	**185**	–	–	–	–
Earnings per unit ($)	**0.42**	**0.55**	**0.62**	**0.56**	0.51	0.52	0.30	0.36
continuing operations	**0.42**	**0.55**	**0.58**	**0.55**	0.51	0.52	0.30	0.36
discontinued operations	**(0.00)**	**–**	**0.04**	**0.01**	–	–	–	–
Diluted earnings per unit ($)	**0.41**	**0.54**	**0.61**	**0.54**	0.50	0.51	0.30	0.35
continuing operations	**0.41**	**0.54**	**0.57**	**0.53**	0.50	0.51	0.30	0.35
discontinued operations	**(0.00)**	**–**	**0.04**	**0.01**	–	–	–	–
Weighted average units – basic	**36,860**	**36,734**	**36,381**	**31,291**	28,597	27,715	27,574	27,343
Weighted average units – diluted	**37,282**	**37,279**	**37,000**	**31,917**	29,066	28,190	28,028	27,910

(1) The Q1 2006 results have been restated from the disclosure in the first quarter 2006 report to reflect the reclassification of the in-plant industrial cleaning service operation as discontinued operations.

Quarterly performance for the first two quarters of 2005 was relatively consistent with seasonal variation as described below. The increases in revenue, operating income and net earnings in Q3 and Q4 of 2005 were driven primarily by growth in Oilfield. Two-thirds of the revenue growth in Oilfield was attributable to the acquisitions of the assets GLP Group Inc. and WasteCo Environmental Services Ltd. and the growth in onsite services, satellites and partnerships consistent with the investments in these services in 2004 and 2005. Additional revenue growth was attributable to strong activity levels and demand for service which led to increases in waste processing volumes and higher crude oil sales. In the latter portion of 2005, operating income declined as a percentage of revenue mostly due to changes in the business mix from expansion of drill site services.

In 2006, the first and second quarter performance increased mainly as a result of continued high demand in Oilfield as well as the acquisition of PSC Canada. The PSC Canada acquisition has added approximately $20 million in revenue each quarter. The net decrease in revenue and operating income from Q1 to Q2 in 2006 predominantly reflects the seasonality of the Oilfield market and industry activity levels. Net earnings in Q2 of 2006 were positively impacted by a net $6.7 million recovery of future income taxes due to the reduction in future federal and provincial income tax rates. The increase in the weighted average number of trust units in the same quarter was mainly attributable to the 7.0 million trust units issued in connection with the equity financing completed in March 2006. Net earnings for Q4 have decreased from Q3 mainly due to a softening of market conditions in the oil and gas sector which negatively impacted revenue and profitability in Oilfield. The lower Oilfield revenue was more than offset by the recent strategic acquisitions in eastern Canada.

Seasonality of Operations

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and capital investments as well as acquisitions. The ability to transport waste is dependent on weather conditions. During the winter months, the ability to provide various onsite services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for Industrial and Eastern. For Oilfield, frozen ground during the winter months tends to provide an optimal environment for drilling activities and consequently, the first quarter is typically strong for this segment. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Oilfield's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for all segments due to favourable weather conditions and market

cyclicality. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen second half financial performance. First quarter revenue has ranged from 20% to 26% of year-end revenue and typically averages approximately 24%. Second quarter revenue averages approximately 20% to 23%. Third quarter revenue has ranged from 26% to 31% and averages approximately 27% of year-end totals. Fourth quarter revenue also averages approximately 27% and has ranged from 24% to 30%. In 2006, quarterly revenue as a percentage of total year-end revenue was 23% in the first quarter, 22% in the second quarter, 27% in the third quarter and 28% in the fourth quarter.

Distributable cash from operations is directly impacted by maintenance capital expenditures, which are not incurred evenly throughout the year. For 2006, 9% of the maintenance capital expenditures were incurred in the first quarter, 30% in the second, 38% for the third quarter and 23% in the final quarter of the year.

Quarterly financial results have been prepared by management in accordance with Canadian GAAP as set out in the annual consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

The term liquidity refers to the speed and ease with which an asset can be converted into cash. Liquidity risk for the Fund may arise from its general day-to-day cash requirements, and in the management of its assets, liabilities and capital resources. Liquidity risk is managed against Newalta's financial leverage to meet its obligations and commitments in a balanced manner.

The Fund's net working capital was $36.1 million at December 31, 2006 compared with $47.2 million at September 30, 2006 and $27.3 million at December 31, 2005. At current activity levels, working capital of $36.1 million is expected to be sufficient to meet the ongoing commitments and operational requirements of the business. The credit risks associated with accounts receivable are viewed as normal for the industry. A measure used by the fund as an indication of liquidity is the Current Ratio, which is defined as the ratio of total current assets to total current liabilities. The Current Ratio at December 31, 2006 reflected that Newalta has sufficient assets to cover its current liabilities by 1.4 times (at September 30, 2006 the ratio was 1.6 and at December 31, 2005 it was 1.5). This ratio exceeds Newalta's bank covenant minimum requirement of 1.20:1.

The Fund's liquidity needs can be sourced in several ways including: funds from operations, short and long-term borrowings against Newalta's credit facilities and the issuance of trust units from treasury. Newalta's primary uses of funds are operational and administrative expenses, maintenance and growth capital spending, distributions, and acquisitions.

The following table reflects that the Fund uses funds from operations to source financing for its maintenance capital expenditures and asset retirement expenditures. The residual of this is considered by management to be the amount of cash available for growth capital expenditures and distributions. The second table provides a comparison of cash distributed and payable to cash from operations and net earnings.

Year Ended December 31 *($000s)*	**2006**	2005
Cash flows generated from operating activities	**111,963**	71,732
Add back (deduct):		
Changes in working capital	**(772)**	3,344
Asset retirement costs incurred	**1,319**	236
Funds from operations (A)	**112,510**	75,312
Less:		
Maintenance capital expenditures	**(21,078)**	(8,847)
Asset retirement obligation settlements	**(1,319)**	(236)
Proceeds on sale of capital assets	**454**	1,008
Proceeds on disposal of discontinued operations	**2,674**	–
Cash available for growth & distributions (B)	**93,241**	67,237
Cash distributed (C)	**(65,355)**	(40,859)
Excess cash	**27,886**	26,378
(C) / (A)	**58%**	54%
(C) / (B)	**70%**	61%

On a per unit basis Newalta declared distributions of $0.165 to Unitholders from January through April 2006. In light of the strong profitable growth and healthy market conditions, monthly distributions for the balance of the year were increased 12% to $0.185 per unit, for total declared distributions for the year of $2.14 ($2.22 annually based on $0.185 per unit per month).

Year Ended December 31 *($000s)*	**2006**	2005	2004
Cash flows generated from operating activities	**111,963**	71,732	49,718
Distributions declared	**(75,923)**	(49,602)	(39,659)
Cash excess	**36,040**	22,130	10,059
Net earnings	**75,565**	46,978	36,205
Distributions declared	**(75,923)**	(49,602)	(39,659)
Net earnings shortfall	**(358)**	(2,624)	(3,454)

The ratio of cash distributed as a percentage of cash available for growth and distributions for the year ended December 31, 2006 was 70% compared with 61% last year. The increase in this ratio is due to the increase in monthly distributions, the 7.0 million units issued as a result of the March 2006 equity financing as well as a 138% increase in maintenance capital expenditures in 2006 compared to last year.

Declared distributions have been historically targeted at less than 80% of cash available for growth and distributions. For 2006, Newalta declared distributions in the amount of $75.9 million, representing 81.4% of cash available for growth and distributions. Cash distributed in 2006 was $65.4 million (representing 70% of cash available for growth and distributions) with $8.5 million of declared distributions being reinvested by unitholders into the Fund through the DRIP. In light of the uncertainty regarding proposed changes to the Canadian tax legislation modifying the taxation of mutual fund trusts, the Fund expects to maintain its monthly distributions at $0.185 per Unit during 2007.

Cash flows generated from operating activities were well in excess of distributions declared in each of 2006, 2005 and 2004. The excess cash generated from operating activities has been reinvested to partially fund Newalta's maintenance and growth capital expenditures. Furthermore, cash flows generated from operating activities does not include other cash proceeds from the disposal of assets of $3.2 million nor does it account for the $8.5 million of distributions paid which were reinvested by unitholders into the Fund through the DRIP. The Fund issued 306,960 trust units through the DRIP in 2006. The DRIP provides eligible holders of trust units of the Fund with the opportunity to reinvest their monthly cash distributions to acquire additional trust units at a net purchase price equal to 95% of the average market price as defined in the DRIP. Net earnings for 2006 were slightly less than distributions declared compared to a shortfall of $2.6 million in 2005. The net earnings margin over distributions declared is lower than cash flows generated from operating activities mostly due to non-cash amortization expense associated with long term assets.

Capital expenditures are partially funded by excess cash generated from operations with the balance funded by drawing on the Corporation's existing credit facilities. During the year, Newalta spent $87.6 million on growth capital and $198.7 million on acquisition expenditures. The acquisition expenditures were paid through cash consideration of $191.8 million (of which $7.2 million had been paid in 2005) and $6.9 million in trust units. The cash portion was funded by drawing on Newalta's credit facilities. A portion of the bank debt was repaid in March 2006 through the issuance of 7.0 million trust units for net proceeds of $185.7 million. The table below reflects capital expenditures and net cash financing requirements for the year:

($000s)	**2006**	2005
Growth capital	**87,567**	29,519
Acquisitions	**198,743**	78,294
Total growth and acquisition capital	**286,310**	107,813
Maintenance capital	**21,078**	8,847
Total Capital Expenditures	**307,388**	116,660
Proceeds from disposal of capital assets	**(454)**	(1,008)
Proceeds from disposal of discontinued operations	**(2,674)**	–
Net capital expenditure funding requirement	**304,260**	115,652

Newalta's credit facility agreement was extended to June 29, 2007 pursuant to the annual review completed as of June 30, 2006. The amended credit facility includes a $35.0 million extendible operating facility for working capital requirements (consistent with the previous agreement) and a $245.0 million (previously $165.0 million) extendible term credit facility to fund growth capital, acquisition expenditures and letters of credit. The operating and term credit facilities are subject to an annual review and extension. An extension is anticipated, however, if an extension is not granted, principal repayments would not begin until May 2008 on the operating facility and August 2008 on the extendible term facility.

At the end of the year, the Fund had unused credit facility capacity of $75.4 million. Subsequent to year end, the Fund closed an equity financing issuing 3.0 million trust units for net proceeds of $74.0 million. The net proceeds of the offering were used to repay the funds borrowed under the credit facility to complete the acquisitions in Québec and Atlantic Canada and the acquisition of Treeline. After applying the net proceeds of the offering, as at February 28, 2007, approximately $127.9 million of debt is outstanding under Newalta's revolving extendible term facilities. Newalta's budgeted capital expenditures for 2007 are $148.0 million, consisting of $28.0 million in maintenance capital expenditures and $120.0 million in growth capital expenditures for investments in internal growth opportunities

Newalta is also required to post either a letter of credit or a bond with various environmental regulatory authorities to ensure that the eventual asset retirement obligations for facilities are fulfilled. These letters of credit or bonds will not be cashed unless Newalta were to default on its obligation to restore the lands to a condition acceptable by these authorities. At December 31, 2006, letters of credit and bonds provided as financial security to third parties totaled $49.9 million. Of this amount $38.4 million is committed on the Corporation's credit facility, which provides for $55.0 million in letters of credit as part of the $245.0 million extendible term credit facility. Bonds are not required to be offset against the borrowing amount available under the credit facility.

Newalta is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under its credit facility. Current financial performance is well in excess of the financial ratio covenants under the credit facility as reflected in the table below:

Ratio	December 31, 2006	Threshold
Current Ratio[1]	1.37:1	1.20:1 minimum
Funded Debt to EBITDA[2]	1.25:1	2.25:1 maximum
Total Debt Service Coverage Ratio[3]	4.44:1	1.00:1 minimum

(1) Current Ratio means, the ratio of consolidated current assets to consolidate net current liabilities (excluding the current portion of long term debt and capital leases outstanding, if any).

(2) Funded Debt to EBITDA means the ratio of consolidated Funded Debt to the aggregate EBITDA for the trailing twelve-months. Funded Debt is defined as long term debt and capital leases including any current portion thereof but excluding future income taxes and future site restoration costs. EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.

(3) Total Debt Service Coverage Ratio means, on a consolidated basis for the six most recently completed quarters, the ratio of (i) EBITDA minus capital expenditures which exceed the net proceeds of trust units issued for the period, distributions paid to unitholders of the Fund and cash taxes paid, (ii) the aggregate of all scheduled principal payments, all payments required under capital leases and interest expense for such period.

The Fund's contractual obligations and payments are outlined in the following table, based on the terms of the credit facility as at December 31, 2006 and assuming no extension:

	Total	Less than one year	1-3 years	4-5 years	Thereafter
Office leases	60,759	4,932	18,657	10,024	27,146
Operating leases	16,677	4,985	10,230	1,462	-
Surface leases	7,198	1,022	3,183	2,224	769
Long-term debt	166,271	-	166,271	-	-
Total commitments	250,905	10,939	198,341	13,710	27,915

The most significant near term portion of the Fund's long-term obligation are its office building leases which range from 5 to 12 years. The above amounts do not include the expected reduction to existing lease obligations as a result of entering into proposed sub-lease arrangements. The total estimated future cost for asset retirement at December 31, 2006 was $9.8 billion. The net present value of this amount, $18.5 million, has been accrued on the consolidated balance sheet at December 31, 2006. The majority of the undiscounted future asset retirement obligations relates to the Stoney Creek landfill in Ontario, which are expected to be incurred over the next 300 years. Excluding the Stoney Creek landfill, the total future costs are $15.3 million.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to Newalta. The total amount of these legal services was $0.8 million for the year ended December 31, 2006 ($0.6 million in 2005).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to Paramount Resources Ltd. for the year ended December 31, 2006 was $1.7 million ($0.6 million in 2005).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

FOURTH QUARTER

2006	Oilfield	Industrial	Eastern	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	64,316	26,370	31,812	–	–	122,498
Inter segment revenue[1]	1,891	632	69	(2,592)	–	–
Operating expense	39,963	22,017	22,903	(2,592)	–	82,291
Amortization and accretion	4,180	1,523	3,598	–	676	9,977
Net margin	22,064	3,462	5,380	–	(676)	30,230
Selling, general and administrative	–	–	–	–	11,597	11,597
Interest expense	–	–	–	–	2,424	2,424
Operating income – continuing operations	22,064	3,462	5,380	–	(14,697)	16,209
Operating income – discontinued operations	–	–	(172)	–	–	(172)
Capital expenditures[3]	19,324	4,457	56,577	–	8,520	88,878
Goodwill	53,831	1,130	35,117	–	–	90,078
Total assets	376,959	132,370	255,449	–	38,066	802,844

2005	Oilfield	Industrial	Eastern	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	63,469	23,194	–	–	–	86,663
Inter segment revenue[1]	354	44	–	(398)	–	–
Operating expense	33,290	19,601	–	(398)	–	52,493
Amortization and accretion	3,708	1,159	–	–	348	5,215
Net margin	26,825	2,478	–	–	(348)	28,955
Selling, general and administrative	–	–	–	–	8,774	8,774
Interest expense	–	–	–	–	1,319	1,319
Operating income	26,825	2,478	–	–	(10,441)	18,862
Capital expenditures[3]	68,739	3,343	–	–	4,593	76,675
Goodwill	34,182	1,130	–	–	–	35,312
Total assets	305,986	123,517	–	–	28,143	457,646

(1) Inter-segment revenue is recorded at market, less the costs of serving external customers.

(2) Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

(3) Includes capital asset additions and the purchase price of acquisitions.

OVERALL PERFORMANCE

Expansion into eastern Canada through the completion of three asset acquisitions contributed to strong fourth quarter results for Newalta. Revenue in the fourth quarter was up 41% to $122.5 million compared to the same period in 2005. Operating income decreased 14% to $16.2 million and net earnings increased 6%, mostly attributable to a sharp decline in drilling activity in the fourth quarter which negatively impacted Newalta's oilfield operations, particularly in its drill site services. The operating segments generated, on a combined basis, a total net margin of $30.9 million, an increase of 5% over the prior year's $29.3 million. Eastern contributed $5.4 million in net margin and Industrial generated an additional $1.0 million net margin over last year, while Oilfield was down $4.8 million. Corporate initiatives undertaken during the year, including growth capital investments, acquisitions and improved utilization of operational assets, have contributed significantly to these results. Eastern led the revenue growth with a contribution of $31.8 million or 89% of the revenue growth compared to the fourth quarter of 2005. Industrial contributed $3.2 million of the revenue growth while Oilfield's revenue was consistent with the prior year's fourth quarter results.

SG&A costs increased by $2.8 million to $11.6 million, however, as a percentage of revenue, SG&A costs have decreased to 9.5% compared to 10.1% in the fourth quarter of 2005. The increase in costs is related to salaries and related costs associated with acquisitions completed throughout the year. In 2006, Newalta added approximately 1,000 employees through acquisitions and growth. As a percentage of revenue, SG&A costs remain consistent with management's objective of maintaining SG&A costs at 10% or less of revenue.

Maintenance capital expenditures for the quarter were $4.9 million compared to $3.3 million in 2005. Growth capital expenditures were $45.7 million. Growth capital of $12.5 million was invested in Eastern focusing on facility improvements, productivity and efficiency improvements and service growth. In Oilfield, $21.9 million in growth capital was spent to expand the drill cuttings fleet, upgrade and acquire centrifuge packages, increase waste processing capabilities at existing facilities, facility upgrades and the construction of a new landfill. Industrial spent $3.1 million and corporately, $8.2 million of growth capital expenditures were incurred related to the implementation of a new information system and leasehold improvement costs.

WESTERN DIVISION

Oilfield maintained revenue consistent with the fourth quarter of 2005 despite the effects of a 40% decrease in the AECO natural gas price which saw a decrease in drilling utilization rates to 56% in 2006 compared with 82% for the same period in 2005. This reduced drilling activity resulted in lower waste volumes being processed and a significant decrease in drill site services.

Oilfield net margin decreased $4.8 million to $22.1 million, of which $2.4 million was attributable to the Drill Site business unit as utilization levels in drill cuttings and solids control services fell to approximately 40% from 90% in 2005. Oilfield business unit net margin declined modestly by $1.5 million due to reduced activity levels and crude oil prices. The acquisition of Treeline in the second quarter of 2006 helped to offset this decrease with a contribution to revenue in the fourth quarter of $8.5 million.

The total volume of crude oil recovered in the fourth quarter was 347,372 barrels compared to 432,142 barrels in 2005, a decrease of 20%. Recovered crude oil sales decreased were $5.1 million compared to $5.5 million in 2005, a decrease of $0.4 million. The volume of crude oil sold to Newalta's account was 99,602 barrels compared to 97,923 barrels in 2005, representing a 2% increase. Average crude oil prices decreased to $51.44 per barrel compared with $56.06 per barrel in the fourth quarter of 2005 mainly due to the stronger Canadian dollar and wider differentials to light crude oil for medium and heavy crude oil.

Industrial revenue grew by 14% to $26.4 million and net margin increased 40% to $3.5 million compared to $23.2 million and $2.5 million, respectively, in 2005. The increase in revenue was mainly attributable to higher oil recycling revenue due to improved product pricing, which increased 4% and increased sales volumes, which were up 23%.

Administrative costs for Western as a whole were up $0.6 due to growth in the business.

EASTERN DIVISION

Eastern made the most significant contribution to Newalta's growth in the fourth quarter results delivering revenue of $31.8 million and net margin of $5.4 million. Eastern is a new division in 2006 and continued to grow through the completion of three acquisitions in the fourth quarter. Newalta acquired certain assets of Matrec on October 6, 2006 for $30.5 million as well as the assets of MPM and Matrix on November 1, 2006 and December 7, 2006, respectively, for a total purchase consideration of $12.4 million. These acquisitions now extend Newalta's national network of facilities to include Nova Scotia, New Brunswick and additional facilities in Québec. In addition, activity at the Stoney Creek landfill in Ontario continued to be strong in the fourth quarter with a 22% increase in revenue compared to the same period in 2005. The landfill's revenue contribution partially offset transportation revenue decreases due to weakness in Ontario's automotive sector.

OUTLOOK

Future growth is expected to be driven by a combination of investments in existing operations as well as acquisitions of complementary businesses consistent with Newalta's growth over the past 14 years. The acquisitions and capital investments completed in 2006 expanded Newalta's geographic reach across Canada and reduced exposure to commodity prices and drilling activity. While maintaining growth in western Canada, Newalta anticipates continuing to invest in opportunities to exploit its position in the large eastern Canadian market by expanding services, transferring operating knowledge, adding new technologies, improving market coverage and enhancing productivity. These opportunities across Canada are expected to further diversify services and capitalize on Newalta's national network, organization, infrastructure and strong customer relationships.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

Asset Retirement Obligations

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities, landfills and the projected timing of the costs to be incurred in future periods. Management in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. Other than additional asset retirement obligations assumed as a result of acquisitions, there have been no significant changes in the estimates used to prepare the asset retirement obligation for the year ended December 31, 2006.

Goodwill

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not, that an impairment may have occurred. Determining whether an impairment has occurred required valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data.

The proposed changes to the Income Tax Act (Canada) (the "Tax Act") announced by the Minister of Finance on October 31, 2006, will have an impact on the future taxation of Newalta and therefore could impact the valuation of goodwill. The proposed changes have not been substantially enacted at the time of writing this MD&A, however, management has seen fit to review its calculation of goodwill and did not find there to be an impairment in goodwill as at December 31, 2006.

Stock based compensation

Newalta has a Trust Unit Rights Incentive Plan adopted in 2003 (the "2003 Plan") and a Trust Unit Rights Incentive Plan adopted in 2006 (the "2006 Plan"). The 2003 Plan and 2006 Plan differ in the manner in which they may be settled by the grantee. The rights granted under the 2003 Plan may only be settled in Trust Units, while the rights granted under the 2006 Plan may be settled net in cash by the grantee. As such, rights granted under the 2003 Plan are accounted in accordance with the fair value recognition provisions of Canadian GAAP. Accordingly, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as an expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected term of the rights, the expected volatility of the Fund's units and the expected distributions. In addition, judgment is required to estimate the number of stock-based awards that are expected to be forfeited.

The rights granted under the 2006 Plan are accounted for as stock appreciation rights since they are subject to a net cash settlement provision. Accordingly, they are re-measured at each balance sheet date to reflect the net cash liability at that date.

Amortization

Amortization of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operating of the Fund's plant and equipment.

Future income taxes

Future income taxes are estimated based upon temporary differences between the book value and the tax value of assets and liabilities using the applicable future income tax rates under current law. The change in these temporary differences results in a future income tax expense or recovery. The most significant risk in this estimate is the future income tax rate. On October 31, 2006, the Minister of Finance (Canada) ("Finance") announced proposed changes (the "2006 Proposed Changes") to the Tax Act, which, if enacted, would modify the taxation of certain flow-through entities including mutual fund trusts such as Newalta and its unitholders. The October 31, 2006 announcement was

followed by the release of draft legislation by Finance on December 21, 2006. The 2006 Proposed Changes will apply a tax at the trust level on distributions of certain income from the Fund at a rate of tax comparable to the combined federal and provincial corporate tax rate. Such distributions will be treated as dividends to the unitholders.

Assuming that the detailed legislation relating to the 2006 Proposed Changes is released and enacted in accordance with the 2006 Proposed Changes it is expected that the new distribution tax (subject to any undue expansion) will apply to the Fund commencing in 2011.

The 2006 Proposed Changes permit "normal growth" for Newalta through the transitional period between October 31, 2006 and December 31, 2010. However, "undue expansion" could cause the transitional relief to be revisited, and the 2006 Proposed Changes to be effective at a date earlier than January 1, 2011. On December 15, 2006, Finance released guidelines on normal growth for income trusts and other flow-through entities (the "Guidelines"). Under the Guidelines, a trust will be able to increase its equity capital each year during the transitional period by an amount equal to the greater of $50 million and a safe harbour amount. The safe harbour amount will be measured by reference to the trust's market capitalization as of the end of trading on October 31, 2006. Newalta's market capitalization at the close of trading on October 31, 2006 was $1.218 billion. The safe harbour for the intervening years up to 2011 will be as follows:

Time Period	Safe Harbour Limit *(% of October 31, 2006 Market Capitalization)*	Newalta's Market Capitalization *($)*	Newalta's Safe Harbour Limit *($)*
November 1, 2006 to December 31, 2007	40%	1.218 billion	487.2 million
2008	20%	1.218 billion	243.6 million
2009	20%	1.218 billion	243.6 million
2010	20%	1.218 billion	243.6 million
Total			**1.218 billion**

The safe harbour limits reflected above are subject to some restrictions:

- The annual safe harbour amounts are cumulative.
- New equity for these purposes includes units and debt that is convertible into units.
- Replacing debt that was outstanding as of October 31, 2006 with new equity whether through a debenture conversion or otherwise, will not be considered growth for these purposes. New, non-convertible debt can also be issued without affecting the safe harbour; however, the replacement of that new debt with equity will be counted as growth. As of October 31, 2006, the outstanding debt of the Fund (on a consolidated basis) was approximately $130.9 million.
- An issuance by a trust of new equity will not be considered growth to the extent that the issuance is made in satisfaction of the exercise by another person or partnership of a right in place on October 31, 2006 to exchange an interest in a partnership, or a share of a corporation, into that new equity.
- The merger of two or more trusts each of which was publicly-traded on October 31, 2006, or a reorganization of such a trust, will not be considered growth to the extent that there is no net addition to equity as a result of the merger or reorganization.

In addition, the 2006 Proposed Changes state that such proposals may be modified at any time with immediate effect to counter any structures which frustrate the policy objectives of the 2006 Proposed Changes.

BUSINESS RISKS

The business of Newalta is subject to certain risks and uncertainties. Prior to making any investment decision regarding Newalta investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the first paragraph of this Management's Discussion and Analysis) and the risk factors set forth in the most recently filed Annual Information Form of the Fund which are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may be obtained, on request without charge, from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 806-7348.

NEW STANDARDS IN 2007 AND 2008

Accounting Changes

In July of 2006, the CICA issued revised Section 1506, Accounting Changes. The revised Section is effective for fiscal years beginning on or after January 1, 2007. The Section requires that voluntary changes in accounting policy are only to be made if they result in the financial statements providing reliable and more relevant information and includes new disclosure requirements in respect of changes in accounting policies, changes in accounting estimates and correction of errors. This section will not have a material impact on the Fund's operations as the changes are largely disclosure related. The Fund did not have any new or changes in accounting policies in 2006.

Financial Instruments

In April 2005, the Canadian Institute of Chartered Accountants issued the following new Handbook Sections: Section 1530, Comprehensive Income; Section 3251 Equity; Section 3855 Financial Instruments – Recognition and Measurement; and Section 3865 Hedges. Subsequently, the CICA also issued section 1651 Foreign Exchange related to the implementation of the new financial instruments sections. The effective date for adoption for all four sections is on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004, however, an entity that has previously issued interim financial statements prepared in accordance with generally accepted accounting principles for a period within a particular fiscal year is precluded from adopting this section until the beginning of its next fiscal year. As well, early adoption of any one of these standards also requires early adoption of at least two of the other three.

These new accounting standards will converge more closely with U.S. GAAP and International Financial Reporting Standards (IFRS) as all financial instruments will be recorded on the balance sheet at fair value and changes in fair value will be included in earnings, except for derivative financial instruments designated as hedges, for which changes in fair value will be included in comprehensive income.

The Fund does not expect that there will be a material impact in its financial statements as a result of these standards at this point in time. As at December 31, 2006, the Fund did not have any contracts in place which would require a change in accounting treatment based on these new standards.

In addition, the CICA has also issued Handbook sections 1535 Capital Disclosures; 3862 – Financial Instruments Disclosures and 3863 – Financial Instruments Presentation, all of which are not effective until fiscal periods beginning on or after October 1, 2007. The Fund has not made an assessment at this point in time of the impact of these new sections on its financial statements.

Stock Based Compensation

In 2006, the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA) issued EIC 162 – Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date. The EIC is effective for interim and annual periods beginning on or after October 1, 2006. The EIC concluded that stock based compensation should be measured and recognized into income prior to the retirement date of the employee to match the expense to the service period. This guidance did not require any changes in accounting for stock based compensation for Newalta employees.

A number of other new handbook sections related to public sector accounting and life insurance companies and other new guidance from the EIC were issued during the course of the year, however, none of these sections were analyzed as it was determined the sections and guidance were not applicable to Newalta's existing business.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from its customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in U.S. dollar exchange rates relative to the Canadian dollar. Newalta sells and purchases some products in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer (collectively "the Certifying Officers") have evaluated the effectiveness of Newalta's disclosure controls and procedures as of December 31, 2006 and have concluded that such disclosure controls and procedures were effective. In addition, the Certifying Officers have designed, or caused it to be designed under their supervision, internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. There have not been any changes in the internal control over financial reporting in the fourth quarter of 2006 that have materially affected, or are reasonably likely to materially affect the internal control over the financial reporting.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 806-7348.

MANAGEMENT AND AUDITORS' REPORTS

MANAGEMENT REPORT

Management is responsible for the preparation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles and for the consistency therewith of all other financial and operating data presented in this annual report.

Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial and management information.

External auditors appointed by the unitholders have examined the consolidated financials statements. The Audit Committee, consisting of three non-management directors, has reviewed these statements with management and the auditors and has reported to the Board of Trustees. The Board has approved the consolidated financial statements.

Ronald L. Sifton
Senior Vice President, Finance and Chief Financial Officer

FEBRUARY 23, 2007

AUDITORS' REPORT

To the Unitholders of Newalta Income Fund:

We have audited the consolidated balance sheets of Newalta Income Fund as at December 31, 2006 and 2005 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Calgary, Alberta

FEBRUARY 23, 2007

CONSOLIDATED BALANCE SHEETS

December 31 *($000s)*	**2006**	2005
Assets		
Current assets		
Accounts receivable	**120,621**	71,305
Inventories *(Note 5)*	**9,238**	8,478
Prepaid expenses and other assets	**3,729**	2,211
Future income tax *(Note 11)*	**-**	834
	133,588	82,828
Deferred costs *(Note 6)*	**-**	7,175
Notes receivable *(Note 7)*	**1,031**	1,355
Capital assets *(Note 8)*	**528,085**	324,946
Intangible assets *(Note 9)*	**50,062**	6,030
Goodwill *(Note 3)*	**90,078**	35,312
	802,844	457,646
Liabilities		
Current liabilities		
Accounts payable	**90,650**	50,732
Distributions payable *(Note 16)*	**6,834**	4,794
	97,484	55,526
Long-term debt *(Note 10)*	**166,271**	107,369
Future income taxes *(Note 11)*	**72,910**	47,179
Asset retirement obligations *(Note 12)*	**18,484**	5,468
	355,149	215,542
Unitholders' Equity *(Notes 13 and 21)*		
Unitholders' capital	**394,601**	188,761
Contributed surplus	**1,226**	1,117
Retained earnings	**51,868**	52,226
	447,695	242,104
	802,844	457,646

Approved by the Board

Trustee
Clayton H. Riddell

Trustee
R. H. (Dick) Pinder

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

For the year ended December 31 *($000s except per unit data)*	2006	2005
Revenue	**441,041**	248,086
Expenses		
Operating	**279,189**	143,539
Selling, general and administrative	**42,977**	25,663
Interest	**7,665**	3,479
Amortization and accretion	**34,319**	18,960
	364,150	191,641
	76,891	56,445
Provision for income taxes *(Note 11)*		
Current	**90**	869
Future	**2,721**	8,598
	2,811	9,467
Net earnings from continuing operations	**74,080**	46,978
Earnings from discontinued operations *(Note 4)*	**1,485**	-
Net earnings	**75,565**	46,978
Retained earnings, beginning of period	**52,226**	54,850
Distributions	**(75,923)**	(49,602)
Retained earnings, end of period	**51,868**	52,226
Earnings per unit from continuing operations *(Note 15)*	**2.10**	1.69
Earnings per unit from discontinued operations *(Note 15)*	**0.04**	-
Earnings per unit	**2.14**	1.69
Diluted earnings per unit from continuing operations *(Note 15)*	**2.07**	1.66
Diluted earnings per unit from discontinued operations *(Note 15)*	**0.04**	-
Diluted earnings per unit	**2.11**	1.66

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31 *($000s)*	**2006**	2005
Net inflow (outflow) of cash related to the following activities:		
Operating Activities		
Net earnings from continuing operations	**74,080**	46,978
Items not requiring cash:		
Amortization and accretion	**34,319**	18,960
Future income taxes	**2,721**	8,598
Amortization of lease inducements	**(30)**	228
Stock based compensation expense	**609**	548
Funds from continuing operations	**111,699**	75,312
Funds from discontinued operations *(Note 4)*	**811**	–
Decrease (increase) in non-cash working capital *(Note 20)*	**772**	(3,344)
Asset retirement expenses incurred	**(1,319)**	(236)
	111,963	71,732
Investing Activities		
Additions to capital assets *(Note 20)*	**(105,507)**	(43,999)
Net proceeds on sale of capital assets	**454**	1,008
Acquisitions *(Note 3)*	**(184,668)**	(54,294)
Proceeds on disposal of discontinued operations	**2,674**	–
Deferred costs	**–**	(6,625)
	(287,047)	(103,910)
Financing Activities		
Issuance of units	**189,912**	2,122
Increase in debt	**50,203**	70,751
Decrease in notes receivable	**324**	164
Distributions to unitholders	**(65,355)**	(40,859)
	175,084	32,178
Net cash inflow	**–**	–
Cash – beginning of period	**–**	–
Cash – end of period	**–**	–
Supplementary information:		
Interest paid	**7,168**	3,257
Income taxes paid	**4,690**	421

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

($000s except per unit data)

Newalta Income Fund (the "Fund") was established by Deed of Trust dated January 16, 2003. The Fund is a Canadian income trust engaged, through its wholly owned operating subsidiaries Newalta Corporation (the "Corporation") and Newalta Industrial Services Inc. ("NISI" and together with the Fund and the Corporation, "Newalta"), in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With an integrated network of facilities, Newalta provides waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation services.

NOTE 1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of the Fund and its wholly-owned subsidiaries. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Cash and cash equivalents

Cash is defined as cash and short-term deposits with maturities of three months or less when purchased.

Inventory

Inventory is comprised of oil, recycled products, spare parts and supplies, and is recorded at the lower of cost and net realizable value (see Note 5). Cost of finished goods includes the laid down cost of materials plus the cost of direct labor applied to the product and the applicable share of overhead expense. Cost of other items of inventory comprises the laid down cost.

Capital and intangible assets

Capital and intangible assets are stated at cost, less accumulated amortization. The carrying values of capital assets and intangible assets are reviewed at least annually to determine if the value of any asset is impaired. Any amounts so determined are written off in the year of impairment. Amortization rates are calculated to amortize the costs, net of salvage value, over the assets' estimated useful lives. Plant and equipment includes buildings, site improvements, tanks and mobile equipment and is principally depreciated at rates of 5-10% of the declining balance or from 5-14 years straight line, depending on the expected life of the asset. Some equipment is depreciated based on utilization rates. The utilization rate is determined by dividing the cost of the asset (net of estimated salvage value) by the estimated future hours of service.

Intangible assets consist of certain production processes, trademarks, permits and agreements, which are amortized over the period of the contractual benefit of 3-20 years, straight line. Certain permits are deemed to have indefinite lives and therefore are not amortized. These permits were acquired as a part of 2006 acquisitions. There are no costs to renew these permits provided that Newalta remains in good standing with regulatory authorities. As such, management reviews any changes in the regulatory environment that could cause an impairment in the value ascribed to these permits. As at December 31, 2006, there was no impairment in the value of these permits.

Landfill assets

Landfill assets represent the costs of landfill airspace, including original acquisition cost, incurred landfill construction and development costs, including gas collection systems installed during the operating life of the site, and capitalized landfill closure and post-closure costs.

The cost of landfill assets, together with projected landfill construction and development costs for permitted capacity, is amortized on a per unit basis as landfill airspace is consumed. Management annually updates landfill capacity estimates, based on survey information provided by independent engineers, and projected landfill construction and development costs. The impact on annual amortization expense of changes in estimated capacity and construction costs is accounted for prospectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets of acquired businesses. The Fund, at least annually, on September 30, assesses goodwill, and its potential impairment, on a reporting unit basis by determining whether the balance of goodwill can be recovered through the estimated discounted operating cash flows of each reporting unit over their remaining lives. Management's determination at September 30, 2006 and December 31, 2006 was that goodwill was not impaired.

Asset retirement obligations

The Fund provides for estimated future asset retirement costs for all of the facilities of the Corporation and NISI based on the useful lives of the assets and the long term commitments of certain sites (20 to 300 years). Over this period, the Fund recognizes the liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. The balance of the liability accretes until the date of expected settlement of the retirement obligations. The accretion expense has been included in amortization and accretion expense. Asset retirement costs are estimated by management, in consultation with the Corporation's engineers, on the basis of current regulations, costs, technology and industry standards. Actual asset retirement costs are charged against the provision as incurred.

Revenue recognition

The major sources of revenue relate to the processing of waste material and the sale of recycled products recovered from the waste. Revenue is recognized when waste material is received and a liability is assumed for the waste. Revenue on recycled products is recognized when products are delivered to customers or pipelines. For construction projects and well abandonment work, revenue is recognized on a percentage of completion basis.

Income taxes

The Fund is a trust for income tax purposes and is taxable on taxable income not allocated to the unitholders. During the year, the Fund allocated all of its taxable income to the unitholders, and accordingly, no provision for income taxes is required at the Fund level. The Corporation and NISI are taxable on taxable income less a deduction for interest paid on notes held by the Fund.

Each of the Fund and its wholly owned subsidiaries follow the liability method of accounting for income taxes. Future income tax assets and liabilities are measured based upon temporary differences between the carrying values of assets and liabilities and their tax basis. Future income tax expense is computed based on the change during the year in the future income tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when substantively enacted.

Earnings per unit

Basic earnings per unit are calculated using the weighted average number of units outstanding during the year. Diluted earnings per unit is calculated by adding the weighted average number of units outstanding during the year to the additional units that would have been outstanding if potentially dilutive units had been issued, using the "treasury stock" method.

Trust Unit Rights Incentive Plan

The Fund has two unit-based compensation plans, the 2003 Trust Units Rights Incentive Plan (the "2003 Plan") and the 2006 Trust Unit Rights Incentive Plan (the "2006 Plan", and together with the 2003 Plan, the "Rights Incentive Plans"), (Note 14). Under the Rights Incentive Plans the Fund may grant to the trustees, directors, officers, employees and consultants of the Fund, the Corporation, NISI or any affiliate of the Fund rights to acquire up to 10% of the issued and outstanding trust units. The Fund uses the fair value method to account for the rights granted pursuant to the 2003 Plan and recognizes the unit based compensation expense over the vesting period of the rights, with a corresponding increase to contributed surplus. When rights are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to unitholders' capital. Forfeitures are accounted for as incurred.

The 2006 Plan allows for individuals to settle their rights in cash. Accordingly, the Fund uses the intrinsic value method to account for these rights. The intrinsic value reflects the net cash liability calculated as the difference between the market value of the units and the exercise price of the right. This is re-measured at each reporting date.

Joint Venture and Partnership Accounting

During the year, the Fund acquired an interest in a partnership that provides certain waste management and environmental services in Labrador. The partnership is a joint venture therefore the consolidated financial statements reflect only the Fund's proportionate share of the partnership.

Measurement uncertainty

The preparation of the Fund's financial statements in a timely manner and in conformity with Canadian generally accepted accounting principles requires the use of estimates, assumptions, and judgment regarding assets, liabilities, revenue and expenses. Such estimates relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as transactions are settled in the future. Amounts recorded for amortization, accretion, future asset retirement obligations and impairment calculations are based on estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact of the difference between the actual and the estimated costs on the financial statements of future periods could be material.

NOTE 2. SEASONALITY OF OPERATIONS

The ability to transport waste is dependent on weather conditions. During the winter months, the ability to provide various onsite services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for the Industrial and Eastern segments. For the Oilfield segment, frozen ground during the winter months tends to provide an optimal environment for drilling activities and the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Oilfield's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for all segments due to favourable weather conditions and market cyclicality. First quarter revenue has ranged from 20% to 26% of year-end revenue and typically averages approximately 24%. Second quarter revenue averages approximately 22% of year-end revenue and has ranged from 20% to 23%. Third quarter revenue has ranged from 26% to 31% and averages approximately 27% of year-end totals. Fourth quarter revenue averages approximately 27% and has ranged from 24% to 30%. In 2006, quarterly revenue as a percentage of total year-end revenue was 23% in the first quarter, 22% in the second quarter, 27% in the third quarter and 28% in the fourth quarter.

NOTE 3. ACQUISITIONS

a) On January 6, 2006, NISI acquired all the shares of PSC Industrial Services Canada Inc. ("PSC Canada"). PSC Canada is engaged in the business of collecting and disposing of industrial waste material in southern Ontario. The acquired operations were established as a separate division of Newalta.

On June 1, 2006, the Corporation acquired all the issued and outstanding shares of Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd. (collectively "Treeline"). The consideration for this acquisition was comprised of $13,804 in cash and the issuance of 156,260 trust units at a value of $5,000. The two companies manage waste handling and abandonment operations for oil producers and drillers. The business activities are complementary to the Oilfield segment and the consolidated results are included from the closing date, June 1, 2006.

The operating assets of Québec-based Norama Industries Inc. ("Norama") were acquired by NISI on August 1, 2006 for cash consideration of $10,842. Norama added to the Eastern segment, a network of three facilities with 100 people and provides industrial cleaning and environmental services to refinery, petrochemical, industrial and manufacturing companies.

On August 31, 2006, the Eastern segment acquired all of the operating assets of Island Waste Management Inc. ("Island Waste") for a total purchase price of $5,797, comprised of $3,897 in cash and $1,900 in trust units, (59,273 trust units). Island Waste and its 17 people operate a waste transfer facility in St. John's, Newfoundland that provides services to various industries in Newfoundland and Labrador, including offshore oil and gas companies.

On October 6, 2006, the Eastern segment acquired the operating assets of the hazardous waste and industrial cleaning division of Services Matrec Inc. ("Matrec") for $30,470 in cash. These operations have a network of facilities throughout Québec with 130 people and provide collection, treatment and disposal of industrial wastes, soil and water treatment services and onsite industrial cleaning services.

On November 1, 2006 the operating assets of Solutions Environnementales MPM ("MPM") were acquired by the Eastern segment for $3,871 in cash. MPM provides environmental solutions and industrial waste management services to automotive and other industrial companies in Québec.

On December 7, 2006, the Eastern segment acquired the assets of Dartmouth, Nova Scotia-based Matrix Environmental Inc. ("Matrix") for $8,554 in cash. Matrix's 50 employees operate a network of facilities in Fredericton, New Brunswick and Dartmouth, Nova Scotia which provide oil recovery and industrial waste management to offshore oil and gas producers, refiners and municipal waste generators.

The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed in 2006 by acquisition are as follows:

	Jan. 6	June 1	Aug. 1	Aug. 31	Oct. 6	Nov. 1	Dec. 7	Total
Equity issued	–	5,000	–	1,900	–	–	–	6,900
Deferred costs – paid in 2005	7,175	–	–	–	–	–	–	7,175
Cash paid in 2006	113,230	13,804	10,842	3,897	30,470	3,871	8,554	184,668
Total Consideration	120,405	18,804	10,842	5,797	30,470	3,871	8,554	198,743
Net working capital	9,164	8,239	(50)	(20)	(2,011)	(4)	154	15,472
Debt acquired	–	(8,700)	–	–	–	–	–	(8,700)
Capital Assets:								
Land	3,643	–	74	116	1,177	223	8	5,241
Plant & equipment	22,337	167	4,497	547	15,950	1,609	4,768	49,875
Landfill	71,187	–	–	–	–	–	–	71,187
Intangibles	34,600	–	720	1,367	8,000	1,000	600	46,287
Goodwill[1]	15,239	18,956	5,690	3,648	8,114	1,059	2,857	55,563
Future income tax	(23,274)	142	–	177	(586)	–	175	(23,366)
Asset retirement obligation	(12,491)	–	(89)	(38)	(174)	(16)	(8)	(12,816)
	120,405	18,804	10,842	5,797	30,470	3,871	8,554	198,743

(1) The January 6 and June 1 acquisitions were acquisitions of shares and therefore, the related goodwill has no tax basis.

The operating results of the businesses acquired are consolidated from the respective closing dates of the transactions. The allocation of the purchase prices are subject to change, as management obtains further information.

b) The following acquisitions were completed by Newalta in 2005: on March 1, an oilfield facility in Green Court, Alberta was acquired; on April 15, an oilfield facility near Plover Lake, Saskatchewan was acquired; on August 1, 2005, substantially all of the assets of WasteCo Environmental Services Ltd. ("WasteCo"), an oilfield and industrial waste management company were acquired; on November 1, the drill site and drilling fluid assets of GLP Group Inc. ("GLP") were acquired; and on December 1, 2005, the assets of an industrial service company were acquired.

The assets of WasteCo were integrated into both Oilfield and Industrial. The GLP purchase price of $52,947 was comprised of $28,947 in cash and the issuance of 1,168,000 trust units valued at $24,000. The amount of the consideration paid and the fair values of the assets acquired and the liabilities assumed in 2005 were as follows:

	March 1	April 15	Aug. 1	Nov. 1	Dec. 1	Total
Equity issued	-	-	-	24,000	-	24,000
Cash paid in 2005	8,638	4,112	8,064	28,947	4,533	54,294
Total Consideration	8,638	4,112	8,064	52,947	4,533	78,294
Net working capital	-	-	2,678	5,380	-	8,058
Capital Assets:						
Land	-	-	-	385	-	385
Plant, equipment and landfill	7,704	4,313	4,966	22,665	3,933	43,581
Intangibles	1,000	-	500	1,500	500	3,500
Goodwill	-	-	-	22,694	100	22,794
Future income tax	-	-	-	364	-	364
Asset retirement obligation	(66)	(201)	(80)	(41)	-	(388)
	8,638	4,112	8,064	52,947	4,533	78,294

During 2006, Newalta reviewed the fair value of the assets purchased on November 1, 2005 from GLP Group Inc. This review resulted in a $1.1 million decrease to plant, equipment and landfill and an offsetting increase to goodwill and future income taxes. These changes have been reflected in the table above.

NOTE 4. DISCONTINUED OPERATIONS

On May 31, 2006, the Eastern segment disposed of an industrial onsite cleaning services operation. This business unit was sold for total proceeds of $3,213 (net of disposal costs of $259) consisting of $2,413 in cash and an $800 non-interest bearing promissory note. The note receivable was valued at its net present value of $748 and is accreted over the life of the note. The note is repayable in equally quarterly instalments of $135 until May 31, 2007 and the balance of the note is due on June 30, 2007 or in equal quarterly installments of $130 until November 30, 2007 with interest if certain conditions are not met at June 30, 2007. The business unit was originally acquired in the PSC Canada acquisition and therefore no restatement of the prior year is necessary. The gain in the table below is reflected net of a disposition of the proportionate goodwill of $1.5 million. The following table sets forth the results of operations, excluding selling, general and administration costs and divisional administration costs associated with the business unit for the year ended December 31, 2006.

Year Ended December 31	2006
Revenue	5,408
Operating expenses	4,597
	811
Amortization and accretion	21
Future income tax	284
Gain on disposition (net of tax)	(979)
Earnings from discontinued operations	1,485

NOTE 5. INVENTORIES

Inventories consist of the following:

	2006	2005
Recycled and processed products	5,308	5,532
Recovered oil	1,912	1,711
Parts and supplies	1,107	1,106
Burner fuel	911	129
Total inventory	9,238	8,478

NOTE 6. DEFERRED COSTS

Deferred costs in 2005 consist of costs directly related to the acquisition of PSC Canada. The acquisition closed on January 6, 2006 and is described in Note 3a.

NOTE 7. NOTES RECEIVABLE

Included in one of the acquisitions in 2005 were certain capital costs relating to landfill construction that are recoverable from a third party based on usage of the landfill. These unsecured amounts are shown as notes receivable.

NOTE 8. CAPITAL ASSETS

	2006			2005		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Land	**10,938**	**–**	**10,938**	5,562	–	5,562
Plant and equipment	**562,556**	**(118,809)**	**443,747**	415,657	(97,278)	318,379
Landfills	**85,337**	**(11,937)**	**73,400**	3,934	(2,929)	1,005
Total	**658,831**	**(130,746)**	**528,085**	425,153	(100,207)	324,946

NOTE 9. INTANGIBLE ASSETS

	2006			2005		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Non-competetition contracts	**6,370**	**(2,369)**	**4,001**	5,176	(921)	4,255
Expiring permits/rights	**11,602**	**(1,028)**	**10,574**	2,000	(225)	1,775
Indefinite permits	**35,487**	**–**	**35,487**	–	–	–
Total	**53,459**	**(3,397)**	**50,062**	7,176	(1,146)	6,030

NOTE 10. LONG-TERM DEBT

	2006	2005
Extendible operating term facility	**6,271**	2,369
Extendible term facility	**160,000**	105,000
	166,271	107,369

Effective June 29, 2006, the Corporation arranged an amendment to its amended and restated credit facility which provided for a $35,000 extendible operating term facility and a $245,000 extendible term facility. The credit facility is secured principally by a general security agreement over the assets of the Corporation and NISI. Interest on the facilities is subject to certain conditions, and may be charged at a prime based or a Bankers' Acceptance ("BA") based rate, at the option of the Corporation. The operating facility bears interest at the lenders' prime rate plus 0% to 1.0% depending on certain criteria, or at the BA rate plus 1.0% to 1.75%. The extendible term facility bears interest at the lenders' prime rate plus 0.0% to 1.2%, or at the BA rate plus 1.1% to 2.0% depending on certain criteria. At December 31, 2006, the operating facility bore interest at the lenders' prime rate, or at the BA rate plus 1.0%. The extendible term facility bore interest at the lenders' prime rate, or at the BA rate plus 1.1%. Both facilities are subject to an annual review and extension, at the option of the lenders. The next review is scheduled to occur on June 29, 2007. If an extension is not granted, principal repayment of the extendible term facility would commence 15 months after the annual review at the quarterly rate of one-twelfth of the outstanding indebtedness for three quarters and a balloon payment for the balance at the end of the fourth quarter. The operating facility, subject to certain conditions, would be due in full 12 months after the annual review if an extension is not granted.

NOTE 11. INCOME TAX

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the corporate subsidiaries of the Fund's future income tax liabilities and assets are as follows:

	2006	2005
Future income tax liabilities:		
Capital assets and intangible assets	**74,150**	45,940
Goodwill	**6,172**	3,171
Deferred costs	**150**	189
	80,472	49,300
Future income tax assets:		
Non-capital loss carry forwards	**1,454**	834
Less current portion	**-**	(834)
Asset retirement obligation	**5,909**	1,881
Equity issuance costs	**199**	240
	7,562	2,121
Net future income tax liability	**72,910**	47,179

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on reversals of temporary timing differences, projections of operating results and tax planning strategies available to the Fund and its subsidiaries.

The Fund itself is not subject to income tax provided it distributes all of its taxable income to unitholders. Therefore no future income taxes have been recorded. As at December 31, 2006, the Fund had $9,100 of equity issuance costs to shelter future income. There were no other temporary differences for the Fund.

The income tax expense differs from the amount computed by applying Canadian statutory rates to operating income for the following reasons:

	2006	2005
Consolidated earnings from continuing operations of the Fund before taxes and distributions to unitholders	**76,891**	56,445
Current statutory income tax rate	**33.8%**	34.5%
Computed tax expense at statutory rate	**25,989**	19,474
Increase (decrease) in taxes resulting from:		
Reduction resulting from distributions to unitholders	**(19,935)**	(11,808)
Capital taxes	**506**	842
Non-deductible costs	**3,251**	1,650
Other	**1,650**	(691)
Effect of future income tax rate change	**(8,650)**	-
Reported income tax expense	**2,811**	9,467

During the second quarter of 2006 the Federal, Alberta and Saskatchewan provincial income tax rates were reduced, and the Federal Large Corporation Tax was eliminated effective January 1, 2006. The effect of the reduction in provincial and federal income tax rates was a decrease to both future income tax expense and future income tax liability of $8,650.

On October 31, 2006, the Minister of Finance (Canada) ("Finance") announced proposed changes (the "2006 Proposed Changes") to the Tax Act, which, if enacted, would modify the taxation of certain flow-through entities including mutual fund trusts such as Newalta and its unitholders. The October 31, 2006 announcement was followed by the release of draft legislation by Finance on December 21, 2006. The 2006 Proposed Changes will apply a tax at the trust level on

distributions of certain income from the Fund at a rate of tax comparable to the combined federal and provincial corporate tax rate. Such distributions will be treated as dividends to the unitholders.

Assuming that the legislation relating to the 2006 Proposed Changes is released and enacted in accordance with the 2006 Proposed Changes it is expected that the new distribution tax will apply to the Fund commencing in 2011.

NOTE 12. RECONCILIATION OF ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the anticipated costs to abandon and reclaim facilities and wells, and the projected timing of these expenditures. The net present value of this amount, $18,484 ($5,468 at December 31, 2005), has been accrued on the consolidated balance sheet at December 31, 2006. The total estimated future cost for asset retirement at December 31, 2006 was $9,765,268. The majority of the undiscounted future asset retirement obligations relate to the Stoney Creek landfill in Ontario, which are expected to be incurred over the next 300 years. Excluding the landfill, the total future costs are $15,268. The Fund uses a discount rate of 8% and an inflation rate of 2% to calculate the present value of the asset retirement obligations.

Year Ended December 31	**2006**	2005
Asset retirement obligations, beginning of period	**5,468**	4,875
Additional retirement obligations added through acquisitions	**12,816**	388
Costs incurred to fulfill obligations	**(1,319)**	(236)
Accretion	**1,519**	441
Asset retirement obligation, end of year	**18,484**	5,468

	2007	2008	2009	2010	2011
Estimated settlement of obligations	396	1,734	548	583	506

NOTE 13. UNITHOLDERS' EQUITY

a) Authorized capital of the Fund consists of a single class of unlimited number of trust units. The following table is a summary of the changes in Unitholders' capital during the period:

(000s)	Units *(#)*	Amount *($)*
Outstanding as at December 31, 2004	27,294	154,170
Units issued for acquisition	1,168	24,000
Contributed surplus on rights exercised	–	1,109
Rights exercised	257	2,122
Units issued under the DRIP	336	7,360
Outstanding as at December 31, 2005	29,055	188,761
Units issued, March 3, 2006 at $28.00 per unit	7,000	185,718
Units issued for acquisitions	215	6,900
Contributed surplus on rights exercised	–	500
Rights exercised	365	4,194
Units issued under the DRIP	307	8,528
Outstanding at December 31, 2006 *(Note 21)*	**36,942**	**394,601**

On August 31, 2006, the Fund issued 59,273 units to fund the acquisition of assets from Island Waste. On June 1, 2006, the Fund issued 156,250 units to fund the Treeline acquisition (Note 3a).

b) The following table provides a breakdown of the components of retained earnings:

	2006	2005
Accumulated earnings	**240,010**	164,445
Accumulated cash distributions	**(188,142)**	(112,219)
Retained Earnings	**51,868**	52,226

c) The following tables provide a summary of the changes to contributed surplus during the period:

	($)
Contributed surplus as at December 31, 2004	1,678
Stock based compensation expense	548
Amounts transferred to equity on exercise of rights	(1,109)
Contributed surplus as at December 31, 2005	1,117
Stock based compensation expense	609
Amounts transferred to equity on exercise of rights	(500)
Contributed surplus as at December 31, 2006	**1,226**

NOTE 14. RIGHTS TO ACQUIRE TRUST UNITS

a) The 2006 Trust Unit Rights Incentive Plan

On May 19, 2006, a total of 652,500 rights were granted to certain directors, officers, and employees of Newalta. The rights were granted at the market price of $32.38 per unit. On September 22, 2006, a further 67,500 rights were issued at an exercise price of $31.90 per unit. Each tranche of the rights vest over a four year period (with a five year life), and the holder of the right has the option to exercise the right for either a unit of the Fund, or an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The rights granted under the 2006 Plan have therefore been accounted for as stock appreciation rights and the total compensation expense for these rights was nil for the year ended December 31, 2006. Subject to adjustments set out in the 2006 Plan, the exercise price of each right is no less than the five-day volume weighted average trading price of the trust units on the five days immediately preceding the date on which a right is granted.

b) The 2003 Trust Unit Rights Incentive Plan

On January 5, 2006, rights to acquire up to 110,000 units were granted to certain employees of Newalta at the market price of $29.15 per unit and valued on the date of issuance at $2.72 per unit using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.8%; yield of 7.9%; a vesting period of 5 years; and an expected volatility of 24.59%. Subject to adjustments set out in the 2003 Plan, the exercise price of each right is no less than the closing market price of the trust units on the trading day immediately preceding the date on which a right is granted. Each tranche of rights vests over a five year period (with a seven year life). Each right entitles the participant to receive from the Fund, upon payment of the exercise price, one trust unit.

	2006 Plan (000s)	Weighted Average Exercise Price ($/unit)	2003 Plan (000s)	Weighted Average Exercise Price ($/unit)	Exchange Rights (000s)	Weighted Average Exercise Price ($/unit)
At December 31, 2004	–	–	1,284	11.48	35	0.01
Granted	–	–	475	23.69	–	–
Exercised	–	–	(221)	9.75	(35)	0.01
Forfeited	–	–	(36)	17.91	–	–
At December 31, 2005	–	–	1,502	15.43	–	–
Granted	720	32.34	110	29.15	–	–
Exercised	–	–	(365)	11.49	–	–
Forfeited	(55)	32.21	(31)	21.51	–	–
At December 31, 2006	**665**	**32.35**	**1,216**	**17.69**	–	–
Exercisable at December 31, 2006	–	–	**175**	**17.81**	–	–

Range of Exercise Price ($/unit)	Rights Outstanding December 31, 2006 (000s)	Weighted Average Remaining Life (years)	Weighted Average Exercise Price ($/unit)	Rights exercisable December 31, 2006 (000s)	Weighted Average Exercise Price ($/unit)
9.08 – 9.30	456	3.2	9.23	49	9.11
15.60 – 17.95	229	4.4	17.87	57	17.85
22.75 – 32.38	1,196	4.9	24.89	69	23.92
	1,881	4.5	22.87	175	17.81

NOTE 15. EARNINGS PER UNIT

Basic earnings per unit calculations for the three months and years ended December 31, 2006 and 2005 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units.

The calculation of dilutive earnings per unit does not include anti-dilutive rights. These rights would not be exercised during the period because their exercise price is higher than the average market price for the year. The inclusion of these rights would cause the diluted earnings per unit to be overstated. The number of excluded options for 2006 was 775 (455 in 2005).

Year Ended December 31	**2006**	2005
Weighted average number of units	**35,332**	27,800
Net additional units if rights exercised	**457**	467
Diluted weighted average number of units	**35,789**	28,267

NOTE 16. UNITHOLDER DISTRIBUTIONS DECLARED AND PAID

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash distributions for any period is at the sole discretion of the Board of Trustees of the Fund and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of the trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the following business day). Unitholders may receive their distribution in cash or units at their election. If a unitholder chooses to receive their distribution in units they are electing to participate in the Fund's Distribution Reinvestment Plan (the "DRIP"). The DRIP provides eligible holders of trust units of the Fund with the opportunity to reinvest their monthly cash distributions to acquire additional trust units at a net purchase price equal to 95% of the average market price as defined in the DRIP. The table below breaks out the distributions paid in cash and those paid in trust units. The distributions declared differ from the sum of the distributions paid in cash with those paid in units due to the change in the year end payable balances.

Year Ended December 31	2006	2005
Unitholder distributions declared	**75,923**	49,602
$ per unit	**2.14**	1.78
Unitholder distributions – paid in cash	**65,355**	40,859
$ per unit	**1.88**	1.51
Unitholder distributions – units issued	**8,528**	7,360
$ per unit	**0.24**	0.27

NOTE 17. TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to Newalta. The total cost of these legal services for the year ended December 31, 2006 were $834 compared to $643 in 2005.

The Corporation provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity for the year ended December 31, 2006 was $1,697 compared to $645 in 2005.

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

NOTE 18. COMMITMENTS

a) Lease Commitments

The Fund has annual commitments for lease property and equipment as follows:

	2007	2008	2009	2010	2011	Thereafter	Total
Office leases	4,932	6,578	6,526	5,553	4,965	32,205	60,759
Operating leases	4,985	4,275	3,442	2,513	1,462	-	16,677
Surface leases	1,022	1,041	1,061	1,081	1,102	1,891	7,198
	10,939	11,894	11,029	9,147	7,529	34,096	84,634

b) Letters of Guarantee and Surety bonds

As at December 31, 2006, Newalta had issued letters of guarantee and surety bonds in respect of compliance with environmental licenses in the amount of $38,377 and $11,497 respectively.

NOTE 19. FINANCIAL INSTRUMENTS

a) Interest rate risk

Long-term debt bears interest at rates that vary in relation to the prime rate of the lenders to the Corporation. The Fund is therefore exposed to fluctuations in interest rates.

b) Fair value

The carrying values of accounts receivable, accounts payable and distributions payable approximate the fair value of these financial instruments due to their short term maturity. The determination of the fair value of long-term debt is based on the net present value of the future principal and interest payments, discounted at current market rates of interest for debt of similar conditions and maturities. The carrying amount of the long term debt approximates, in all material respects, its fair value.

c) **Credit risk**

Accounts receivable includes balances from a large and diverse customer base. The Fund views the credit risks on these amounts as normal for the industry. Credit risk is minimized by the Fund's broad customer base and diverse product lines and is mitigated by the ongoing assessment of the credit worthiness of its customers as well as monitoring the amount and age of balances outstanding.

d) **Foreign currency risk**

In the normal course of operations of the Corporation and NISI, the Fund is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. The Corporation and NISI sell and purchase some product in U.S. dollars. The Fund does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not significant over the period of the outstanding accounts receivable and accounts payable.

NOTE 20. CASH FLOW STATEMENT INFORMATION

The following tables provide supplemental information.

	2006	2005
Changes in current assets	**(50,760)**	(32,820)
Changes in current liabilities	**41,958**	24,117
Distributions payable	**(2,040)**	(1,382)
Remove non-cash working capital	**(323)**	(1,747)
Working capital acquired	**15,472**	8,058
Changes in capital asset accruals	**(3,535)**	430
Decrease (increase) in non-cash working capital	**772**	(3,344)

	2006	2005
Cash additions to capital assets	**(109,042)**	(43,569)
Changes in capital asset accruals	**3,535**	(430)
Additions to capital assets	**(105,507)**	(43,999)

NOTE 21. SUBSEQUENT EVENT

On January 26, 2007, the Fund closed an equity financing for gross proceeds of $78.3 million through the issuance of 3.0 million trust units at a price of $26.10 per trust unit.

NOTE 22. SEGMENTED INFORMATION

For 2006, the Fund had three reportable segments: Oilfield, Industrial and Eastern. The accounting policies of the segments are the same as those of the Fund. Throughout 2006, the three segments were considered distinct strategic business units with separate operating management whose operating results were regularly reviewed by the Corporation's executive officers in order to assess financial performance and make resource allocation decisions. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects liquid and semi-solid wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered products are processed into resaleable products. The Eastern segment, which was established with the acquisition of PSC Canada (also includes acquisitions in Québec and Atlantic Canada), provides industrial waste collection and disposal services in central and eastern Canada.

For the Year Ended December 31

2006	**Oilfield**	**Industrial**	**Eastern**	**Inter-segment**	**Unallocated[2]**	**Consolidated Total**
External revenue	**252,622**	**97,673**	**90,746**	**-**	**-**	**441,041**
Inter segment revenue[1]	**3,012**	**2,389**	**69**	**(5,470)**	**-**	**-**
Operating expense	**139,189**	**81,339**	**64,131**	**(5,470)**	**-**	**279,189**
Amortization and accretion	**15,145**	**5,741**	**11,319**	**-**	**2,114**	**34,319**
Net margin	**101,300**	**12,982**	**15,365**	**-**	**(2,114)**	**127,533**
Selling, general and administrative	**-**	**-**	**-**	**-**	**42,977**	**42,977**
Interest expense	**-**	**-**	**-**	**-**	**7,665**	**7,665**
Operating income – continuing operations	**101,300**	**12,982**	**15,365**	**-**	**(52,756)**	**76,891**
Operating income – discontinued operations	**-**	**-**	**1,485**	**-**	**-**	**1,485**
Capital expenditures[3]	**70,673**	**10,371**	**207,219**	**-**	**19,125**	**307,388**
Goodwill	**53,831**	**1,130**	**35,117**	**-**	**-**	**90,078**
Total assets	**376,959**	**132,370**	**255,449**	**-**	**38,066**	**802,844**

2005	Oilfield	Industrial	Eastern	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	170,850	77,236	-	-	-	248,086
Inter segment revenue[1]	980	60	-	(1,040)	-	-
Operating expense	83,037	61,542	-	(1,040)	-	143,539
Amortization and accretion	11,980	5,099	-	-	1,881	18,960
Net margin	76,813	10,655	-	-	(1,881)	85,587
Selling, general and administrative	-	-	-	-	25,663	25,663
Interest expense	-	-	-	-	3,479	3,479
Operating income	76,813	10,655	-	-	(31,023)	56,445
Capital expenditures[3]	97,287	14,201	-	-	10,375	121,863
Goodwill	34,182	1,130	-	-	-	35,312
Total assets	305,986	123,517	-	-	28,143	457,646

(1) Inter-segment revenue is recorded at market, less the costs of serving external customers.

(2) Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

(3) Includes capital asset additions and the purchase price of acquisitions.

CORPORATE INFORMATION

OFFICERS OF NEWALTA CORPORATION

Alan P. Cadotte
President and Chief Executive Officer

Ronald L. Sifton
Senior Vice President, Finance and
Chief Financial Officer

Terry P. Donaleshen
Vice President, People,
Environment and Safety

Peter A. Dugandzic
Vice President, Western Division

Thomas A. G. Watson
Vice President, Communications

J. Craig Wilkie
Vice President, Business
Development

Took Whiteley [6]
Vice President and
General Counsel

1 Audit Committee
2 Compensation Committee
3 Corporate Governance and Nominating Committee
4 Environment, Health and Safety Committee
5 Chairman of the Board
6 Corporate Secretary

Notice of Annual and Special Meeting
All unitholders and guests are invited to attend the Annual and Special Meeting on May 9, 2007 at 11:00 a.m. (MT) at the Telus Convention Centre (Room 105, North Building), 120 Ninth Avenue SE, Calgary, Alberta.

HEAD OFFICE

Suite 1200, 333 – 11 Avenue SW
Calgary, Alberta T2R 1L9

Tel: (403) 806-7000
Fax: (403) 806-7348

www.newalta.com

Investor Relations
Anne M. MacMicken
Director, Investor Relations

Tel: (403) 806-7019
Fax: (403) 806-7032
amacmicken@newalta.com

Stock Exchange
Toronto Stock Exchange
Symbol: NAL.UN

Auditors
Deloitte & Touche LLP
Calgary, Alberta

Legal Counsel
Bennett Jones LLP
Calgary, Alberta

Bankers
Canadian Imperial Bank of Commerce
Bank of Montreal
Royal Bank of Canada
The Bank of Nova Scotia

Calgary, Alberta

Transfer Agent and Registrar
Valiant Trust Company
Calgary, Alberta

The Annual Report is a financial reference document for investors. Newalta has recently re-designed and expanded its website to include more detailed information on its operations.

For current information and news, visit newalta.com.

WE ARE INTERESTED IN KNOWING WHAT YOU THINK OF NEWALTA'S COMMUNICATIONS. As part of our commitment to finding better ways to communicate, we encourage unitholders to provide feedback on this report by going online to www.newalta.com/2006AR.

For each unitholder who completes the online survey, we will make a donation to the United Way.

This is the second of a two-part publication of Newalta's 2006 Annual Report. To request Part One, which contains the president's message, review of operations and other highlights, please contact Newalta's Investor Relations at (403) 806-7019 or visit our website: www.newalta.com.

Design: Karo Design Printed in Canada by McAra Printing Ltd.

File No. 82-34834

NEWALTA
Suite 1200, 333 – 11th Avenue SW
Calgary, Alberta, Canada T2R 1L9

TEL 403.806.7000
FAX 403.806.7348

www.newalta.com

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: Newalta Income Fund

Fiscal year end date used to calculate capitalization: December 31, 2006

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end — (i) 36,942,317

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule) — (ii) 30.46

Market value of class or series — (i) X (ii) = (A) 1,125,262,975.82

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year) — (B) Nil

Market value of other securities:

(See paragraph 2.11(b) of the Rule)

(Provide details of how value was determined) — (C) Nil

(Repeat for each class or series of securities) — (D) Nil

Capitalization

(Add market value of all classes and series of securities) — (A) + (B) + (C) + (D) = 1,125,262,975.82

Participation Fee — 29,700

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year = N/A

12

Late Fee, if applicable

(As determined under section 2.5 of the Rule) — N/A

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Alan P. Cadotte, President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund (the issuer) for the financial year ended December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the period beginning on October 1, 2006 and ending on December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 26, 2007

(signed) *Alan P. Cadotte*
Alan P. Cadotte
President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Ronald L. Sifton, Senior Vice President, Finance and Chief Financial Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund (the issuer) for the financial year ended December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the period beginning on October 1, 2006 and ending on December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 26, 2007

(signed) *Ronald L. Sifton*

Ronald L. Sifton
Senior Vice President, Finance and Chief Financial Officer of Newalta Corporation, the administrator of Newalta Income Fund

NEWALTA INCOME FUND

1200, 333 - 11 Avenue S.W.
Calgary, Alberta
T2R 1L9

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

MAY 9, 2007

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the unitholders (the "Unitholders") of Newalta Income Fund ("Newalta Fund") will be held at 11:00 a.m. (local time) on Wednesday, May 9, 2007 at the Calgary TELUS Convention Centre (Room 105, North Building), 120 – 9th Avenue S.W., Calgary, Alberta, for the following purposes:

1. to receive the consolidated financial statements of Newalta Fund for the year ended December 31, 2006 and the auditors' report thereon;
2. to appoint auditors of Newalta Fund for the ensuing year at a remuneration to be determined by the board of trustees of Newalta Fund (the "Board of Trustees");
3. to elect trustees for the ensuing year;
4. to consider and, if thought appropriate, approve amendments to the Trust Unit Rights Incentive Plans of Newalta Fund; and
5. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Particulars of the matters to be brought before the Meeting are set forth in the accompanying Management Information Circular and Proxy Statement.

Unitholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it to Valiant Trust Company, Attention: Proxy Department, Suite 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1 (fax number: 403-233-2857) at least 24 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. If a Unitholder receives more than one proxy form because such Unitholder owns trust units of Newalta Fund registered in different names or addresses, each proxy form should be completed and returned.

The trust unit transfer books will not be closed, but the Board of Trustees has fixed March 14, 2007 as the record date for the determination of Unitholders entitled to notice of and to vote at the Meeting and at any adjournment thereof, except that a transferee of trust units after such record date may, not later than 10 days before the Meeting, establish a right to vote at the Meeting by providing evidence of ownership of trust units and demanding that his or her name be placed on the voting list.

DATED at Calgary, Alberta as of March 20, 2007.

BY ORDER OF THE BOARD OF TRUSTEES

(signed) "*Took Whiteley*"

Took Whiteley
Vice President, General Counsel and
Corporate Secretary

File No. 82-34834


SEC MAIL
RECEIVED
PROCESSING
APR 0 6 2007
WASH, D.C.
209
SECTION
RECEIVED
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NEWALTA INCOME FUND

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

TO BE HELD MAY 9, 2007

MANAGEMENT INFORMATION CIRCULAR

AND

PROXY STATEMENT

March 20, 2007


NEWALTA

NEWALTA INCOME FUND

1200, 333 - 11 Avenue S.W.
Calgary, Alberta
T2R 1L9

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

MAY 9, 2007

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the unitholders (the "Unitholders") of Newalta Income Fund ("Newalta Fund") will be held at 11:00 a.m. (local time) on Wednesday, May 9, 2007 at the Calgary TELUS Convention Centre (Room 105, North Building), 120 – 9th Avenue S.W., Calgary, Alberta, for the following purposes:

1. to receive the consolidated financial statements of Newalta Fund for the year ended December 31, 2006 and the auditors' report thereon;
2. to appoint auditors of Newalta Fund for the ensuing year at a remuneration to be determined by the board of trustees of Newalta Fund (the "Board of Trustees");
3. to elect trustees for the ensuing year;
4. to consider and, if thought appropriate, approve amendments to the Trust Unit Rights Incentive Plans of Newalta Fund; and
5. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Particulars of the matters to be brought before the Meeting are set forth in the accompanying Management Information Circular and Proxy Statement.

Unitholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it to Valiant Trust Company, Attention: Proxy Department, Suite 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1 (fax number: 403-233-2857) at least 24 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. If a Unitholder receives more than one proxy form because such Unitholder owns trust units of Newalta Fund registered in different names or addresses, each proxy form should be completed and returned.

The trust unit transfer books will not be closed, but the Board of Trustees has fixed March 14, 2007 as the record date for the determination of Unitholders entitled to notice of and to vote at the Meeting and at any adjournment thereof, except that a transferee of trust units after such record date may, not later than 10 days before the Meeting, establish a right to vote at the Meeting by providing evidence of ownership of trust units and demanding that his or her name be placed on the voting list.

DATED at Calgary, Alberta as of March 20, 2007.

BY ORDER OF THE BOARD OF TRUSTEES

(signed) "*Took Whiteley*"

Took Whiteley
Vice President, General Counsel and
Corporate Secretary

NEWALTA INCOME FUND

ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

TABLE OF CONTENTS

GENERAL PROXY INFORMATION

This Management Information Circular and Proxy Statement (the "Information Circular") is furnished to holders (the "Unitholders") of trust units (the "Trust Units") by the board of trustees (the "Board of Trustees") of Newalta Income Fund ("Newalta Fund") and by the management of Newalta Corporation in connection with the solicitation of proxies to be voted at the Annual and Special Meeting of Unitholders of Newalta Fund (the "Meeting") to be held at 11:00 a.m. on Wednesday, May 9, 2007 at the Calgary TELUS Convention Centre (Room 105, North Building), 120 – 9th Avenue S.W., Calgary, Alberta and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

Solicitation of Proxies

The enclosed proxy is solicited by and on behalf of the Board of Trustees and the management of Newalta Corporation. The persons named in the enclosed proxy form are trustees or senior officers of Newalta Fund. A Unitholder desiring to appoint some other person (who need not be a Unitholder) to represent him or her at the Meeting may do so either by inserting such other person's name in the blank space provided in the proxy form or by completing another proper form of proxy.

To be used at the Meeting, the completed proxy form must be deposited at the offices of Valiant Trust Company ("Valiant"), Attention: Proxy Department, Suite 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1 (fax number: 403-233-2857) at least 24 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Solicitation of proxies will be primarily by mail, but some proxies may be solicited personally or by telephone, facsimile transmission or other electronic means by officers and trustees of Newalta Fund or officers, directors or employees of Newalta Corporation at a nominal cost. The cost of solicitation will be borne by Newalta Corporation.

Revocability of Proxies

A Unitholder who has given a proxy may revoke it either by: (a) depositing an instrument in writing (which includes another proper form of proxy with a later date) executed by the Unitholder or by the Unitholder's attorney authorized in writing (i) at the offices of Valiant at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the chair of the Meeting on the day of the Meeting or an adjournment thereof; or (b) attending the Meeting in person and registering with the scrutineers as a Unitholder personally present.

Advice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to many holders of Trust Units, as a substantial number of Unitholders do not hold their Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of Newalta Fund as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then, in almost all cases, those Trust Units will not be registered in the Unitholder's name on the records of Newalta Fund. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Trust Units for the broker's clients. **Therefore, Beneficial Unitholders should ensure that instructions respecting the voting of their Trust Units are communicated to the appropriate person or that the Trust Units are duly registered in their name.**

Applicable Canadian regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered Unitholders. However, its purpose is

limited to instructing the registered Unitholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Unitholder. In Canada, the majority of brokers now delegate responsibility for obtaining instructions from clients to the ADP Investor Communications Corporation ("ADP"). In most cases, ADP mails a scannable voting instruction form in lieu of the form of proxy provided by Newalta Fund, and asks Beneficial Unitholders to return the voting instruction form to ADP. Alternatively, Beneficial Unitholders can either call their toll-free telephone number to vote their Trust Units, or access ADP's dedicated voting web site at www.proxyvotecanada.com to deliver their voting instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Trust Units to be represented at the Meeting. **A Beneficial Unitholder receiving a voting instruction form from ADP cannot use that form to vote Trust Units directly at the Meeting – the voting instruction form must be returned to ADP or, alternatively, instructions must be received by ADP well in advance of the Meeting in order to have such shares voted.**

Although a Beneficial Unitholder may not be recognized directly at the Meeting for the purposes of voting Trust Units registered in the name of his or her broker (or an agent of the broker), a Beneficial Unitholder may attend the Meeting as proxyholder for the registered Unitholder and vote the Trust Units in that capacity. A Beneficial Unitholder who wishes to attend the Meeting and indirectly vote his or her Trust Units as proxyholder for the registered Unitholder, should enter his or her own name in the blank space on the form of proxy provided to him or her and return the same to his or her broker (or broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Exercise of Discretion by Proxy Holders

The enclosed proxy form confers discretionary authority upon the persons named therein in respect of amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, neither the Board of Trustees nor the management of Newalta Corporation knows of any amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter properly comes before the Meeting, the Trust Units represented by proxies in favour of management will be voted on such matters in accordance with the best judgment of the person voting the proxy.

Record Date

The Trust Unit transfer books of Newalta Fund will not be closed, but the Board of Trustees has fixed March 14, 2007 as the record date (the "Record Date") for the determination of Unitholders entitled to notice of, and to vote, at the Meeting and at any adjournment thereof. Unitholders of record at the close of business on the Record Date are entitled to such notice and to vote at the Meeting.

Persons who are transferees of any Trust Units acquired after the Record Date and who have produced properly endorsed certificates evidencing such ownership or who otherwise establish to the satisfaction of Newalta Corporation ownership thereof and demand, not later than 10 days before the Meeting, or such other time as is acceptable to Newalta Corporation, that their names be included in the list of Unitholders, are entitled to vote at the Meeting. In addition, persons who are Beneficial Unitholders as of the Record Date will be entitled to vote at the Meeting in accordance with the procedures established pursuant to National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators.

Voting Trust Units and Principal Holders Thereof

Newalta Fund is authorized to issue an unlimited number of Trust Units. As at the Record Date, there were 40,217,344 Trust Units outstanding. Each Trust Unit carries the right to one vote on any matter properly coming before the Meeting.

As of March 14, 2007, to the knowledge of the Board of Trustees and management of Newalta Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Trust Units carrying more than 10% of the voting rights attached to all issued and outstanding Trust Units. CDS & Co. holds in excess of 10% of the Trust Units for the benefit of its participants.

NEWALTA INCOME FUND

Newalta Fund was established pursuant to a deed of trust (the "Deed of Trust") between Alan P. Cadotte, R. Vance Milligan, Felix Pardo, Richard H. Pinder, Clayton H. Riddell, Ronald L. Sifton and Barry D. Stewart, as trustees and J. Craig Wilkie, as settlor, made as of January 16, 2003. Newalta Fund is an unincorporated open end mutual fund trust established under the laws of the Province of Alberta. Newalta Corporation is the corporation resulting from the amalgamation of Newalta Corporation and Newalta Acquisition Corporation, which was effected on March 1, 2003 in connection with a Plan of Arrangement involving Newalta Fund, Newalta Corporation and Newalta Acquisition Corporation (the "Arrangement"). The purpose of the Arrangement was to convert the business of Newalta Corporation from a corporate entity concentrating on growth through investment of cash flow to a trust entity distributing a substantial portion of cash flow to Unitholders.

Newalta Fund was established to, among other things: (i) invest in securities of Newalta Corporation; (ii) invest in other securities and in any other investments as the Board of Trustees may determine and borrow funds for that purpose, provided that such investments do not prevent the Trust Units from qualifying as units of a "unit trust" and "mutual fund trust" within the meaning of the *Income Tax Act* (Canada) (the "Tax Act") or result in the Trust Units being disqualified for investment by registered retirement savings plans, registered retirement income funds, registered education savings plans or deferred profit sharing plans; (iii) temporarily hold cash and short-term investments for the purpose of making investments, paying the expenses and liabilities of Newalta Fund, paying amounts payable by Newalta Fund in connection with the redemption of any Trust Units, or making distributions to Unitholders; and (iv) perform all acts necessary, incidental, ancillary or related to any of the foregoing. Therefore, Newalta Fund does not carry on any active business nor does it earn active business income. The primary income of Newalta Fund is earned through its subsidiary, Newalta Corporation. Additional income is earned through cash and short-term investments held by Newalta Fund. Newalta Fund is administered by the Board of Trustees. Newalta Fund is the sole shareholder of Newalta Corporation. Newalta Corporation (including its wholly-owned subsidiary, Newalta Industrial Services Inc.) is engaged in the processing and recovery of saleable products from waste materials and provides waste management and recycling services through a national network of operating facilities in Canada.

BUSINESS TO BE ACTED UPON AT THE MEETING

Receipt of December 31, 2006 Financial Statements

The consolidated audited financial statements for the financial year ended December 31, 2006 of Newalta Fund have been mailed to all registered Unitholders and to those Beneficial Unitholders requesting that they receive the audited financial statements, together with this Information Circular and are available electronically on the Internet on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") which can be accessed at www.sedar.com. No formal action will be taken at the Meeting to approve the consolidated financial statements. If any Unitholders have questions respecting the December 31, 2006 consolidated financial statements, such question's may be brought forward at the Meeting.

Appointment of Auditors

Unitholders will be asked at the Meeting to pass a resolution reappointing Deloitte & Touche LLP, Chartered Accountants, as auditors of Newalta Fund to hold office until the next annual meeting of Unitholders or until their successors are appointed, at such remuneration to be fixed by the Board of Trustees. During the financial year ended December 31, 2006, Deloitte & Touche LLP received $387,994 for performing audit responsibilities, $54,505 for performing audit-related responsibilities, $49,007 for tax services and $39,316 for other services not related to audit and tax services.

The resolution appointing the auditors must be passed by a simple majority of the votes cast with respect to the resolution by Unitholders present in person or by proxy at the Meeting. **In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the**

Trust Units represented thereby in favour of the ordinary resolution appointing Deloitte & Touche LLP as auditors of Newalta Fund and permitting the Board of Trustees to set the auditors remuneration.

Election of Trustees

Newalta Fund is required by its Deed of Trust to have a minimum of three and a maximum of ten trustees. There is a provision in the Deed of Trust of Newalta Fund which permits the Board of Trustees to appoint additional trustees between annual meetings of Unitholders, provided that the total number of trustees so appointed does not exceed, at any time, one-third of the number of trustees who held office immediately after the preceding annual meeting of Unitholders.

At the present time, Newalta Fund has nine trustees. Unitholders will be asked at the Meeting to pass a resolution electing nine trustees. The persons named below are the nine nominees of management for election as trustees. All proposed nominees have consented to be named in this Information Circular and to serve as trustees if elected. Each elected trustee will hold office until the close of the next annual meeting or until his successor is duly elected or appointed.

In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Trust Units represented thereby in favour of the ordinary resolution electing each of the nominees named below as trustees of Newalta Fund. The Board of Trustees does not contemplate that any of such nominees will be unable to serve as a trustee; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the Unitholder has specified in his or her proxy that his or her Trust Units are to be withheld from voting on the election of trustees.

The tables below set out various information (including public companies of which such trustee is a director and the number of Trust Units held, as disclosed by the proposed trustee, and rights to acquire Trust Units (the "Trust Unit Rights") granted pursuant to the Trust Unit Rights Incentive Plans of Newalta Fund owned or controlled as of March 7, 2007) of each of the persons proposed to be nominated for election as a trustee.

Alan P. Cadotte (Non-Independent Trustee/Director)

Calgary, Alberta, Canada (Age: 57)

Trustee Since:	March 2003
Director Since:	November 1992
Principal Occupation:	President and Chief Executive Officer of Newalta Corporation
Board Committees:	Nil
Business Experience:	Mr. Cadotte joined Newalta Corporation in 1993 as President and Chief Executive Officer. His previous executive experience in waste management and environmental services included positions with Chrysler Corporation, ORTECH, Tricil Ltd. and Laidlaw Inc. Mr. Cadotte is a 1973 graduate of the University of Western Ontario with a Masters Degree in Engineering.
Other Directorships:	N/A
2006 Meeting Compensation:	Nil
Trust Units Held:	135,359
2006 Meeting Attendance:	24/25

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted (#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
March 1, 2003	262,500	19.7	9.30	157,500	March 1, 2010
May 22, 2003	50,000	3.8	9.08	20,000	May 22, 2010
June 1, 2004	60,000	17.3	17.95	Nil	June 1, 2011
May 17, 2005	60,000	12.6	23.14	Nil	May 17, 2012
May 19, 2006	75,000	9.0	32.28	Nil	May 19, 2011

Robert M. MacDonald (Independent Trustee/Director)

Calgary, Alberta, Canada (Age: 61)

Trustee Since:	December 2003
Director Since:	December 2003
Principal Occupation:	Independent Businessman
Board Committees:	Audit Committee Corporate Governance and Nominating Committee
Business Experience:	Mr. MacDonald is an oil and gas banking professional with 27 years experience as a senior officer of several Canadian chartered banks, 18 years experience in Alberta and nine years in the United States. His experience includes oil and gas banking/financing ranging from advisory, strategic alternatives for senior and bridge debt structuring, project financing, mezzanine debt structuring, portfolio management, credit risk management, financial analysis and loan re-structuring. From 1998 to 2003, Mr. MacDonald was Director, Commercial Banking with CIBC World Markets Inc. From 1993 to 1998, Mr. MacDonald was Vice President, Oil & Gas Group with CIBC. Mr. MacDonald has a Bachelor of Business Administration degree (major in Economics and Finance and minor in Accounting) and is a Fellow of the Institute of Canadian Bankers.
Other Directorships:	Trilogy Energy Ltd. (General Partner of Trilogy Energy Trust)
2006 Meeting Compensation:	$50,900
Trust Units Held:	5,500
2006 Meeting Attendance:	17/19

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted (#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
December 10, 2003	12,500	0.9	15.60	5,000	December 10, 2010
June 1, 2004	2,500	0.7	17.95	500	June 1, 2011
May 17, 2005	2,500	0.5	23.14	Nil	May 17, 2012
May 19, 2006	2,500	0.3	32.38	Nil	May 19, 2011

R. Vance Milligan, Q.C. (Non-Independent Trustee/Director)

Calgary, Alberta, Canada (Age: 55)

Trustee Since:	March 2003
Director Since:	March 1994
Principal Occupation:	Partner, Bennett Jones LLP (barristers and solicitors)
Board Committees:	Corporate Governance and Nominating Committee Environmental, Health and Safety Committee
Business Experience:	Mr. Milligan has been a senior partner with the national law firm of Bennett Jones LLP since 1987. Mr. Milligan's practice focuses in representing public and private companies in various industry sectors, with an emphasis on mergers and acquisitions, public and private financings, as well as matters relating to corporate governance. Mr. Milligan holds a Bachelor of Arts (with distinction), Major – Political Science from the University of Lethbridge and a Bachelor of Laws degree from the University of Alberta.
Other Directorships:	Tesco Corporation
2006 Meeting Compensation:	$53,600
Trust Units Held:	15,115
2006 Meeting Attendance:	15/15

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted (#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
March 1, 2003	10,000	0.7	9.30	6,000	March 1, 2010
May 22, 2003	2,500	0.2	9.08	1,500	May 22, 2010
June 1, 2004	2,500	0.7	17.95	1,000	June 1, 2011
May 17, 2005	2,500	0.5	23.14	500	May 17, 2012
May 19, 2006	2,500	0.3	32.38	Nil	May 19, 2011

Felix Pardo (Independent Trustee/Director)

Cambridge, Massachusetts, USA (Age: 69)

Trustee Since: March 2003

Director Since: March 1991

Principal Occupation: Independent Businessman

Board Committees: Audit Committee
Environmental, Health and Safety Committee

Business Experience: Mr. Pardo has extensive experience in operations management, organization and financial restructurings and acquisitions. From July 1998 until his retirement in December 2002, Mr. Pardo was Chairman and CEO of Dyckerhoff Inc., a major U.S. cement producer and Chairman of its subsidiaries, Lonestar Industries and Glens Falls Cement. From April to October 1998, he was President and CEO of Philip Services Corp. (waste management, scrap metals and industrial services) and a Director from 1994 to 2003. From 1992 to March 1998, Mr. Pardo was President and CEO of Ruhr American Coal Corporation, a large U.S. coal production, sales and trade company. Mr. Pardo has a Bachelor of Arts in Economics from Brown University and an MBA in Finance from Wharton (University of Pennsylvania).

Other Directorships: Synthes Inc.

2006 Meeting Compensation: $63,000

Trust Units Held: 33,323

2006 Meeting Attendance: 18/19

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted (#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
March 1, 2003	10,000	0.7	9.30	4,500	March 1, 2010
May 22, 2003	2,500	0.2	9.08	1,000	May 22, 2010
June 1, 2004	2,500	0.7	17.95	Nil	June 1, 2011
May 17, 2005	2,500	0.5	23.14	Nil	May 17, 2012
May 19, 2006	2,500	0.3	32.38	Nil	May 19, 2011

R.H. (Dick) Pinder (Independent Trustee/Director)

Calgary, Alberta, Canada (Age: 57)

Trustee Since: March 2003

Director Since: September 1994

Principal Occupation: President, Kingsmere Corporation Finance Ltd. (private investment and advisory company)

Board Committees: Audit Committee
Compensation Committee

Business Experience: Mr. Pinder graduated with a Bachelor of Commerce from the University of Saskatchewan in 1973 and became a Chartered Accountant in Alberta in 1975. His 30-year career has predominantly focused on managing or advising growth businesses in a variety of sectors in the western Canadian economy. He spent four years in public accounting, and then 15 years in top management roles engaged in strategic planning, re-engineering, and executing growth plans. More recently, he has worked in advisory and governance roles in both private and public companies of varying sizes, and has been involved in many corporate financial transactions.

Other Directorships: WebTech Wireless Inc.

2006 Meeting Compensation: $66,400

Trust Units Held: 7,673

2006 Meeting Attendance: 21/21

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted (#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
March 1, 2003	10,000	0.7	9.30	6,000	March 1, 2010
May 22, 2003	2,500	0.2	9.08	1,500	May 22, 2010
June 1, 2004	2,500	0.7	17.95	1,000	June 1, 2011
May 17, 2005	2,500	0.5	23.14	500	May 17, 2012
May 19, 2006	2,500	0.3	32.38	Nil	May 19, 2011

Gordon E. Pridham (Independent Trustee/Director)

Toronto, Ontario, Canada (Age: 51)

Trustee Since: June 2004

Director Since: June 2004

Principal Occupation: President, Edgewater Capital Inc. (private investment and advisory company)

Board Committees: Compensation Committee
Corporate Governance and Nominating Committee

Business Experience: Mr. Pridham is President of Edgewater Capital Inc. of Toronto, Ontario. He has over 25 years of experience in investment banking, capital markets and corporate banking. Mr. Pridham has financed and advised companies in public and private markets across a broad range of industry sectors. He has an extensive background in the energy and natural resources sectors, having worked in the Energy and Minerals group in New York, Calgary and Toronto for Chemical Bank and National Bank. Mr. Pridham has also managed the Investment Banking groups of Merrill Lynch Canada, Midland Doherty, Deutsche Morgan Grenfell, Research Capital and Raymond James. He has a Bachelor of Arts degree from the University of Toronto.

Other Directorships: Titanium Corporation Inc.

2006 Meeting Compensation: $53,700

Trust Units Held: 16,505

2006 Meeting Attendance: 17/17

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted (#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
June 2, 2004	12,500	3.6	17.95	5,000	June 1, 2011
May 17, 2005	2,500	0.5	23.14	500	May 17, 2012
May 19, 2006	2,500	0.3	32.38	Nil	May 19, 2011

Clayton H. Riddell (Independent Trustee/Director)

Calgary, Alberta, Canada (Age: 69)

Trustee Since: March 2003

Director Since: July 1988

Principal Occupation: Chairman and Chief Executive Officer, Paramount Resources Ltd. (public oil and gas company)

Board Committees: Nil

Business Experience: Mr. Riddell graduated from the University of Manitoba with a Bachelor of Science, Honours Degree in Geology. He has been the Chairman of the Board and Chief Executive Officer of Paramount Resources Ltd. ("PRL") since 1978. Until 2002, he was also the President of PRL. In 2002, Mr. Riddell also became Chairman of the Board and Chief Executive Officer of Paramount Energy Trust and in March 2005, Chairman of the Board of Trilogy Energy Ltd. Mr. Riddell is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Association of Petroleum Producers, the Canadian Society of Petroleum Geologists, the Independent Petroleum Association of Canada, the American Association of Petroleum Geologists and the Canadian Geoscience Council.

Other Directorships: Duvernay Oil Corp.
MGM Energy Corp.
Paramount Energy Trust
Paramount Resources Ltd.
Trilogy Energy Ltd. (General Partner of Trilogy Energy Trust)

2006 Meeting Compensation: $60,800

Trust Units Held: 828,923

2006 Meeting Attendance: 9/11

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted (#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
March 1, 2003	10,000	0.7	9.30	6,000	March 1, 2010
May 22, 2003	2,500	0.2	9.08	1,500	May 22, 2010
June 1, 2004	2,500	0.7	17.95	1,000	June 1, 2011
May 17, 2005	2,500	0.5	23.14	500	May 17, 2012
May 19, 2006	2,500	0.3	32.38	Nil	May 19, 2011

Ronald L. Sifton (Non-Independent Trustee/Director)

Calgary, Alberta, Canada (Age: 55)

Trustee Since:	March 2003
Director Since:	July 1984
Principal Occupation:	Senior Vice President, Finance and Chief Financial Officer of Newalta Corporation
Board Committees:	Nil
Business Experience:	Mr. Sifton joined Newalta Corporation as Chief Financial Officer in 1983. Mr. Sifton has a Commerce degree from the University of Calgary (1973) and his Chartered Accountant designation (1975). He spent several years in public accounting practice prior to joining Newalta Corporation. From 1994 to 2003, Mr. Sifton served on the Board of the Handi-Bus Association. In January 2004, he joined the Board of the Canadian Association of Income Funds.
Other Directorships:	Nil
2006 Meeting Compensation:	Nil
Trust Units Held:	241,013
2006 Meeting Attendance:	17/17

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted (#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
March 1, 2003	127,500	9.6	9.30	76,500	March 1, 2010
May 22, 2003	30,000	2.3	9.08	Nil	May 22, 2010
June 1, 2004	20,000	5.8	17.95	Nil	June 1, 2011
May 17, 2005	20,000	4.2	23.14	Nil	May 17, 2012
May 19, 2006	25,000	3.0	32.38	Nil	May 19, 2011

Barry D. Stewart (Independent Trustee/Director)

Calgary, Alberta, Canada (Age: 64)

Trustee Since:	March 2003
Director Since:	March 2002
Principal Occupation:	Independent Businessman
Board Committees:	Compensation Committee Environmental, Health and Safety Committee
Business Experience:	Mr. Stewart is a Professional Engineer with more than 40 years industry experience. He graduated from Queen's University with a BAppSc in Engineering Physics and has a Management Diploma from the University of Western Ontario. From 1991 to 2001, Mr. Stewart was with Suncor Energy Inc., nine years as Executive Vice President – Exploration & Production, followed by Executive Vice President – In-situ & International (New Technology).
Other Directorships:	NAL Oil & Gas Trust
2006 Meeting Compensation:	$57,500
Trust Units Held:	21,151
2006 Meeting Attendance:	17/17

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted (#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
March 1, 2003	12,500	0.9	9.30	7,500	March 1, 2010
June 1, 2004	2,500	0.7	17.95	1,000	June 1, 2011
May 17, 2005	2,500	0.5	23.14	500	May 17, 2012
May 19, 2006	2,500	0.3	32.38	Nil	May 19, 2011

From April to October, 1998, Mr. Pardo was President and Chief Executive Officer of Philip Services Corp. ("Philip"). Philip underwent financial reorganizations during 2000 and 2003 pursuant to Chapter 11 of the United States Bankruptcy Code and the *Companies Creditors' Arrangement Act* (Canada) while Mr. Pardo was a director of Philip. The first financial reorganization of Philip was completed on April 7, 2000 and the second reorganization on December 31, 2003. Mr. Pardo ceased to be a director of the restructured company on December 31, 2003, the date the company ceased to be a public company. Following the acquisition by Newalta Corporation of Anadime Corporation in 2001, a non-material, wholly-owned and insolvent subsidiary, Anadime Energy Services, Inc., a California corporation, was placed into bankruptcy in January 2002 under Chapter 7 of United States bankruptcy laws. At the time of this filing, Messrs. Cadotte, Sifton and Dugandzic (senior officers of Newalta Corporation) were officers and directors of this company. Mr. Pinder was a director of Kicking Horse Resources Ltd. (Launch Resources Inc. by name change) from August 2003 to December 2003, a corporation which was subject to a cease trade order from July 2002 to October 2003 for failure to file financial statements within the time set out in the relevant securities legislation.

Amendments to the Trust Unit Rights Incentive Plans

At the previous Annual and Special Meeting of the Unitholders held on May 18, 2006, the Unitholders approved the 2006 Trust Unit Rights Incentive Plan (the "2006 Plan") to govern all rights to acquire Trust Units that are granted subsequent to the date of such meeting. Rights to acquire Trust Units granted prior thereto are governed by the Trust Units Rights Incentive Plan approved on February 24, 2003 (the "2003 Plan" and collectively with the 2006 Plan, the "Trust Unit Rights Incentive Plans").

At the Meeting, Unitholders will be asked to consider, and if thought appropriate, approve amendments to the Trust Unit Rights Incentive Plans to conform the 2003 Plan amending provisions to the 2006 Plan amending provisions and to extend the expiry date for the exercise of Trust Unit Rights where such rights expire during a self imposed blackout period. Below is a summary of the proposed amendments to the applicable Trust Unit Rights Incentive Plans.

2003 Plan - Amending Procedures

The 2003 Plan will be amended to incorporate the amending procedures and requirements that were adopted in the 2006 Plan. Specifically, Section 11 of the 2003 Plan entitled "Amendment or Termination of Plan" which sets out the amending procedures in the 2003 Plan will be deleted in its entirety and replaced with the following. Capitalized terms and section references used in the proposed amendment provided below have the meaning set forth, and refer to sections, in the 2003 Plan.

"Section 11. Amendments

(a) The Plan and any issued Rights may be amended, modified or terminated with the approvals of the Exchange and the Unitholders by ordinary resolution at a meeting of the Unitholders as may be required pursuant to the policies of the Exchange. For greater certainty, Unitholder approval will not be required for any of the following types of amendments:

    (i) amendments of a "housekeeping" nature;

    (ii) a change to the vesting provisions of Rights; and

    (iii) a change to the termination provisions of Rights or the Plan which does not entail an extension beyond the original expiry date.

    Without limiting the generality of the foregoing, Unitholder approval will be required, in accordance with the policies of the Exchange, in order for the Board to:

    (i) modify or amend the terms of Rights, including those previously granted, including the repricing of any Rights and the extension of the Exercise Period;

    (ii) any change to the Eligible Persons under the Plan which would have the potential of broadening or increasing insider participation; and

    (iii) the addition of any form of financial assistance for Holders.

(b) Subject to the foregoing and regulatory approval, as applicable, the Board may from time to time add to, delete from, alter or otherwise amend the provisions of the Plan or any Rights granted

thereunder as it sees fit or may at any time terminate the Plan, provided that:

(i) except as permitted in Section 4, no amendment may change the manner of determining the Exercise Price, increase the maximum number of Units reserved for issuance pursuant to outstanding Rights, or, without the written consent of the Holder, materially and adversely impair, alter or amend any Right previously granted to such Holder; and

(ii) a termination of the Plan shall not derogate from the rights of Holders of Rights granted prior to the date of such termination, unless otherwise consented to by such Holders."

2003 Plan and 2006 Plan - Blackout Periods

The Toronto Stock Exchange (the "TSX"), pursuant to its Staff Notice dated June 6, 2006, recognizes good corporate governance shown by issuers with self-imposed blackout periods, preventing the exercise of Trust Unit Rights at certain times. Issuers are now permitted to amend their unit or option plans to extend the exercise period where unit or option rights expire during or shortly after a blackout period, so as not to penalize issuers for positive corporate behaviour. Therefore, the following provision will be added to the 2003 Plan (with the appropriate changes for defined terms) and 2006 Plan:

"If the Expiry Date for a Trust Unit Right occurs during a Blackout Period applicable to the relevant participant under the Plan, or within 10 business days after the expiry of a Blackout Period applicable to the relevant participant under the Plan, then the Expiry Date for that Trust Unit Right shall be the date that is the 10th business day after the expiry date of the Blackout Period (the "Blackout Expiry Date"). This section applies to all Trust Unit Rights outstanding under this Plan.

For purposes of this section, "Blackout Period" means the period during which the relevant participant under the Plan is prohibited from exercising a Trust Unit Right due to trading restrictions imposed by the Fund in accordance with its trading policies affecting trades by directors, officers and employees in the Fund's securities."

The resolution approving the amendments to the 2003 Plan and the 2006 Plan must be passed by a simple majority of the votes cast with respect to the resolution by Unitholders present in person or by proxy at the Meeting.

In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Trust Units represented thereby in favour of the ordinary resolution approving the amendments to the 2003 Plan and 2006 Plan.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation

Under applicable securities legislation, Newalta Fund is required to disclose certain financial and other information relating to the compensation of certain of its executive officers. Newalta Fund, however, does not carry on an active business; its primary business is to hold the securities of Newalta Corporation. The executive officers of Newalta Fund and Newalta Corporation are the same individuals. These individuals are compensated by Newalta Corporation for acting as executive officers of Newalta Fund and are also responsible for the managing the business of Newalta Corporation.

The following table sets forth the compensation for the Chief Executive Officer and Chief Financial Officer of Newalta Corporation in 2006, and for the next three highest paid executive officers serving at December 31, 2006 whose total salary and bonus earned in 2006 exceeded $150,000. Compensation is shown, where applicable, for services rendered during the financial years ended December 31, 2006, 2005 and 2004. The five executive officers listed below are referred to collectively as the "Named Executive Officers".

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation	
		Salary ($)	Bonus[(1)] ($)	Other Annual Compensation[(2)] ($)	Securities Under Rights Granted (#)	All Other Compensation[(3)] ($)
Alan P. Cadotte	2006	405,000	510,000	--	75,000	34,212
President and	2005	367,300	462,000	--	60,000	31,195
Chief Executive Officer	2004	323,500	423,350	--	60,000	27,691
Ronald L. Sifton	2006	252,500	265,000	--	25,000	21,287
Senior VP, Finance and	2005	232,500	240,000	--	20,000	19,687
Chief Financial Officer	2004	206,500	220,500	--	20,000	17,607
Peter A. Dugandzic	2006	215,000	188,000	--	20,000	18,827
VP, Western	2005	188,500	156,000	--	20,000	16,167
	2004	175,500	142,700	--	20,000	15,127
J. Craig Wilkie	2006	210,000	180,000	--	20,000	17,887
VP, Business Development	2005	188,500	156,000	--	15,000	16,167
	2004	176,250	142,700	--	15,000	15,187
Terry P. Donaleshen	2006	192,500	133,300	--	20,000	16,487
VP, People, Environment	2005	172,500	90,000	--	20,000	14,785
& Safety	2004	154,420	80,900	--	28,000	12,913

Notes:

(1) The dollar amount of the bonus paid to each Named Executive Officer for the financial year ended December 31, 2006 is comprised of: (i) the bonus paid to each Named Executive Officer in 2006; and (ii) the bonus approved by the board of directors of Newalta Corporation for services rendered by each Named Executive Officer in 2006.

(2) Where no amount is stated in this column, the Named Executive Officer did not receive perquisites and other personal benefits that exceeded the lesser of $50,000 and 10% of his total annual salary and bonus. Where any individual personal benefit or perquisite exceeds 25% of the total amount of perquisites and personal benefits received by the Named Executive Officer, that item and the amount relating thereto will be identified.

(3) The amount disclosed represents premiums paid for term life insurance, together with the amounts contributed by Newalta Corporation under the Employee Savings Plan. See "Compensation of Executive Officers and Directors – Employee Savings Plan".

Other than Trust Unit Rights, neither Newalta Fund nor Newalta Corporation has any other long-term incentive, benefit or actuarial plans in place. Neither Newalta Fund nor Newalta Corporation currently has a stock appreciation rights plan.

Rights to Purchase Trust Units

Trust Unit Right Grants during 2006

In 2006, 830,000 Trust Unit Rights were granted to directors, officers and employees of Newalta Corporation (representing approximately 2.2% of the outstanding Trust Units on December 31, 2006). The following table sets forth information concerning Trust Unit Rights granted to the Named Executive Officers during the financial year ended December 31, 2006.

Name	Securities Under Rights Granted (#)	% of Total Rights Granted 2006	Exercise or Base Price[1] ($/Security)	Market Value of Securities Underlying Rights on the Date of Grant ($/Security)	Expiration Date[2]
Alan P. Cadotte	75,000	9.0	32.38	32.38	May 19, 2011
Ronald L. Sifton	25,000	3.0	32.38	32.38	May 19, 2011
Peter A. Dugandzic	20,000	2.4	32.38	32.38	May 19, 2011
J. Craig Wilkie	20,000	2.4	32.38	32.38	May 19, 2011
Terry P. Donaleshen	20,000	2.4	32.38	32.38	May 19, 2011

Notes:

(1) In the event that the aggregate amount of cash distributions of Newalta Fund paid to Unitholders in a calendar year is greater than 10% of the exercise price, then the exercise price of each such Trust Unit Right shall, at the election of the holder thereof on the date of exercise of such right, be reduced by an amount equal to the amount by which the aggregate cash distributions for each calendar year preceding the date of exercise of such right, calculated on a per Trust Unit basis, exceeds 10% of the exercise price per right. No Named Executive Officer has elected to receive this downward adjustment in the exercise price of a Trust Unit Right.

(2) Unless otherwise determined by the Board of Trustees, Trust Unit Rights granted under the 2006 Plan are for a term of five years and may be exercised on a cumulative basis, vesting as to 25% per year commencing on the first anniversary date of the date of grant. See "Compensation of Executive Officers and Directors – Trust Unit Rights Incentive Plans".

Aggregated Trust Unit Right Exercises During 2006 and December 31, 2006 Trust Unit Right Values

The following table sets forth information concerning Trust Unit Rights exercised by the Named Executive Officers during the financial year ended December 31, 2006 and the numbers and accrued values of unexercised Trust Unit Rights as at December 31, 2006.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[1] ($)	Unexercised Rights at December 31, 2006 (#)		Value of Unexercised in-the-Money Rights at December 31, 2006[2] ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Alan P. Cadotte	52,500	1,191,750	46,000	284,000	495,620	2,968,330
Ronald L. Sifton	51,000	1,156,170	30,000	116,000	444,900	1,392,750
Peter A. Dugandzic	18,000	408,600	19,000	98,000	235,130	1,148,140
J. Craig Wilkie	23,300	528,910	11,000	97,600	140,980	1,221,030
Terry P. Donaleshen	18,700	318,898	4,000	63,800	20,040	459,310

Notes:

(1) The aggregate value realized is equal to the number of securities acquired on exercise multiplied by the difference between the market value of the Trust Units on the date of exercise and the exercise price of the Trust Unit Rights.

(2) The value of the unexercised in-the-money rights has been determined by subtracting the exercise price of the Trust Unit Rights from the closing price of the Trust Units on December 31, 2006 of $28.15, as reported by the TSX, and multiplying by the number of Trust Units that may be acquired upon the exercise of the Trust Unit Rights.

Trust Unit Ownership Requirements for the Chief Executive Officer and Chief Financial Officer

The board of directors of Newalta Corporation (the "Board of Directors" or the "Board") has established Trust Unit ownership requirements for the Chief Executive Officer and the Chief Financial Officer of Newalta Corporation. The level of ownership (excluding Trust Unit Rights) is Trust Units with a market value equal to at least three times base salary for the Chief Executive Officer and one and one-half times base salary for the Chief Financial Officer. The Chief Executive Officer and Chief Financial Officer are in compliance with the Trust Unit ownership requirements.

Trust Unit Ownership Guidelines for Other Executive Officers

The Board has also established Trust Unit ownership guidelines for the other executive officers of Newalta Corporation. The level of ownership (excluding

Trust Unit Rights) is Trust Units with a market value equal to at least one and one-half times base salary. The guideline becomes applicable on the later of March 17, 2009 and five years after first being appointed as a senior officer of Newalta Corporation. All of the executive officers are in compliance with the Trust Unit ownership guidelines, other than two recently appointed officers who have until March 2010 and October 2011, respectively, to be in compliance with the guidelines.

Trust Unit Rights Incentive Plans

Newalta Fund has two Trust Unit Rights Incentive Plans. The 2003 Plan (under which a fixed maximum number of Trust Units are reserved for issuance) and the 2006 Plan (under which a number of Trust Units equal to 10% of the then outstanding Trust Units (less the fixed number of Trust Units then reserved for issuance under the 2003 Plan) are reserved for issuance) are substantially similar. The following is a description of the Trust Unit Rights Incentive Plans, under which Trust Unit Rights may be granted.

The purpose of the Trust Unit Rights Incentive Plans is:

- to develop the interest of the directors, officers, employees and consultants of Newalta Corporation in the growth and development of Newalta Corporation by providing such persons with the opportunity to acquire a proprietary interest in Newalta Fund;
- to attract and retain valuable service providers to Newalta Corporation with a competitive compensation mechanism; and
- to align the interests of the directors, officers, employees and consultants of Newalta Corporation with those of Unitholders by devising a compensation mechanism which encourages the prudent maximization of distributions to Unitholders and long-term growth.

Trust Unit Rights may be granted to the trustees, directors, officers, employees and consultants of Newalta Fund or any subsidiary or affiliate of Newalta Fund. The Board of Trustees may designate which of the trustees, directors, officers, employees and consultants are to be granted Trust Unit Rights.

The following table sets forth various information as at March 20, 2007 regarding the 2003 Plan and 2006 Plan individually and in the aggregate:

	Total Trust Units Issued(1)		Total Trust Units Issuable		Total Trust Units Issuable Under Actual Grants		Trust Units Rights Available for Grant	
	#	%	#	%	#	%	#	%
2003 Plan	411,350	1.0	966,050	2.4	966,050	2.4	Nil(3)	Nil
2006 Plan	Nil	Nil	2,648,458(2)	6.6	1,426,250	3.6	1,222,208	3.0
Total	411,350	1.0	3,614,508	9.0	2,392,300	6.0	1,222,208	3.0

Notes:

(1) The 2006 Plan was approved by Unitholders on May18, 2006. The number provided includes the replacement of Trust Units issued pursuant to the 2003 Plan.

(2) A number of Trust Units equal to 10% of the then outstanding Trust Units (less the number of Trust Units reserved for issuance under the 2003 Plan) are reserved for issuance under the 2006 Plan.

(3) No additional Trust Unit Rights will be granted under the 2003 Plan.

Subject to the approval of the TSX, the number of Trust Units reserved for issuance pursuant to the Trust Unit Rights Incentive Plans, and all other security-based compensation arrangements, shall not exceed 10% of the total number of Trust Units outstanding. Unitholder approval with respect to all unallocated Trust Unit Rights under the 2006 Plan must be sought by Newalta Fund every three years.

The number of Trust Units reserved for issuance pursuant to Trust Unit Rights granted to insiders (as such term is used under the policies of the TSX) under the Trust Unit Rights Incentive Plans, and all other security-based compensation arrangements, in the aggregate, shall not exceed 10% of the number of Trust Units then outstanding and the aggregate number of Trust Units issued to insiders pursuant to

Trust Unit Rights, within a one year period, shall not exceed 10% of the number of Trust Units outstanding immediately prior to such issuance, calculated on a non-diluted basis. Newalta Fund also may not issue to any one insider and such insider's associates, within a one year period, a number of Trust Units which would exceed 5% of the number of Trust Units outstanding immediately prior to such issuance, calculated on a non-diluted basis. The number of Trust Units reserved for issuance to any one person may not exceed a majority of Trust Units allocated under the Trust Unit Rights Incentive Plans in any one year and the aggregate number of Trust Unit Rights granted in any one year, expressed as a percentage of Trust Units outstanding, shall not exceed 2.5% of the number of Trust Units then outstanding. In addition, the aggregate number of Trust Units reserved for issuance under the Trust Unit Rights Incentive Plans to the non-employee directors (as a group), shall not exceed 1% of the total number of Trust Units outstanding immediately prior to such issuance.

Subject to adjustments set out in the 2006 Plan, the grant price shall be the market price, which is the five-day volume weighted average trading price of the Trust Units traded through the facilities of the TSX, and if not through the TSX, then on such other stock exchange on which the Trust Units then trade.

Currently, unless otherwise determined by the Board of Trustees, Trust Unit Rights granted under the 2006 Plan may be exercised for a term not exceeding five years from the date of grant (seven years from the date of grant for Trust Unit Rights granted pursuant to the 2003 Plan). Upon expiration, unexercised Trust Unit Rights become null and void. The Board of Trustees shall set the vesting schedule, provided that no Trust Unit Right may vest immediately upon the grant thereof.

In the event that a holder of Trust Unit Rights who is a trustee, director, officer, employee or consultant of Newalta Fund or of an affiliate or subsidiary of Newalta Fund ceases to hold such position by reason of death or long-term disability, all outstanding unvested Trust Unit Rights will immediately terminate other than those Trust Unit Rights that would vest within one year of such termination date (which rights shall immediately vest). In the event of an occurrence other than death or long-term disability, all outstanding unvested Trust Unit Rights will, unless otherwise provided, immediately terminate, and any outstanding vested Trust Unit Rights must be exercised at the earlier of 30 days of such termination date or the expiry date for such vested Trust Unit Rights. Trust Unit Rights are not assignable.

In the event of a change of control of Newalta Fund, all outstanding Trust Unit Rights shall vest and be immediately exercisable and each holder shall have the right to exercise such rights at any time up to and including (but not after) the earlier of ninety days following the change of control and the expiry date of the Trust Unit Rights. A change of control occurs upon the happening of any of the following: (i) the acceptance by Unitholders representing more than 35% of the outstanding Trust Units of any offer for any or all of the Trust Units; (ii) the acquisition, by whatever means, of ownership or control of more than 35% of the outstanding Trust Units (other than pursuant to a bona fide reorganization); (iii) the passing of a resolution by the Board of Trustees or the Unitholders to substantially liquidate the assets or rearrange the affairs of Newalta Fund (other than pursuant to a bona fide reorganization); (iv) the sale by Newalta Fund of all or substantially all of its assets (other than to an affiliate of Newalta Fund); (v) individuals who were proposed as nominees to become trustees of Newalta Fund immediately prior to a meeting of Unitholders involving a contest for, or an item of business relating to the election of trustees, not constituting a majority of the trustees following such election; or (vi) any other event which, in the opinion of the Board of Trustees, reasonably constitutes a change of control of Newalta Fund.

The 2006 Plan specifically prohibits financial assistance of any kind being provided to participants for the purpose of exercising any Trust Unit Rights. Accordingly, neither Newalta Fund nor Newalta Corporation has provided any financial assistance to participants in the exercise of any rights to acquire Trust Units. The 2006 Plan does, however, provide for a cashless exercise of Trust Unit Rights, where the holder may elect, at their option, to receive either a cash payment equal to the in-the-money amount or Trust Units issued from treasury equal to the in-the-money amount divided by the five-day volume weighted average trading price of the Trust Units on the TSX.

The 2006 Plan specifies which amendments to the plan do not require Unitholder approval, including: (i) those of a "housekeeping" nature; (ii) changes to vesting provisions; and (iii) changes in termination provisions of Trust Unit Rights or the 2006 Plan which do not specify extension beyond the original expiry date. The 2006 Plan also specifies amendments that require Unitholder approval, such

as: (i) amending terms of Trust Unit Rights including the repricing or extension of exercise periods; (ii) changes to eligible participants under the 2006 Plan which would broaden insider participation; and (iii) the addition of financial assistance. Subject to above, the Board of Trustees may add to, delete from, alter or otherwise amend the provisions of the 2006 Plan or any rights granted thereunder or terminate the 2006 Plan, provided that no amendment may change the determination of the grant price of the rights, increase the maximum number of Trust Units reserved for issuance pursuant to the 2006 Plan or, without the consent of the holder, adversely impair, alter or amend any right previously granted.

For discussion regarding the proposed amendments to the 2003 Plan and 2006 Plan that are to be considered at the Meeting, see "Business to be Acted Upon at the Meeting – Amendments to the Trust Unit Rights Incentive Plans".

Employee Savings Plan

Newalta Corporation has established an Employee Savings Plan (the "Savings Plan") consisting of a Group Registered Retirement Savings Plan (the "Group RRSP") and an Employee Profit Sharing Plan (the "EPS Plan"). Participants in the Savings Plan may elect to contribute up to 8% of their basic salary each month, through payroll deduction.

During each month, Newalta Corporation makes a contribution to the EPS Plan equal to the participant's contribution. Newalta Corporation's contribution is made in cash, and is used by a trustee to purchase Trust Units of Newalta Fund in the open market. Newalta Corporation's contributions are made only from profits and will remain as Trust Units until withdrawn. Contributions made by Newalta Corporation to the EPS Plan vest in favour of the participants immediately.

During 2006, approximately 114,056 Trust Units were purchased from Newalta Corporation's contribution and approximately 84% of eligible employees were participating in the Savings Plan as at December 31, 2006. As at December 31, 2006, a total of 924,328 Trust Units were owned by employees under the Savings Plan.

Executive Employment Contracts and Change in Control Arrangements

Alan P. Cadotte has an executive employment agreement with Newalta Fund and Newalta Corporation (the "Cadotte Executive Agreement"). Pursuant to the Cadotte Executive Agreement, if at anytime during the term of the Cadotte Executive Agreement: (i) there is a change of control as defined in the Cadotte Executive Agreement; (ii) Newalta Corporation requires Mr. Cadotte to relocate to any city or community other than the City of Calgary; (iii) Newalta Fund or Newalta Corporation fails to continue to provide benefits to which Mr. Cadotte has been entitled; or (iv) Newalta Corporation significantly alters the terms of Mr. Cadotte's employment then, in any such case Mr. Cadotte, at his option, shall be entitled within nine months, to elect to end his employment with Newalta Corporation. In such circumstances, all unvested Trust Unit Rights granted to Mr. Cadotte shall immediately vest and be available for exercise and Newalta Corporation shall pay a lump sum equal to: (i) 30 months salary and benefits (calculated as 15% of salary); and (ii) the simple average of the annual performance bonus, if any, earned by Mr. Cadotte during the two completed fiscal years immediately preceding the year of termination divided by 12 and then multiplied by 30. In addition, Mr. Cadotte shall have 20 days from the effective date of termination to exercise the Trust Unit Rights or compel Newalta Fund to purchase all of the rights for a specified price (being the difference, if any, between the weighted average price of the Trust Units for 10 consecutive trading days and the relevant exercise price of the rights).

Ronald L. Sifton has an executive employment agreement with Newalta Fund and Newalta Corporation (the "Sifton Executive Agreement"). Pursuant to the Sifton Executive Agreement, if at anytime during the term of the Sifton Executive Agreement: (i) there is a change of control as defined in the Sifton Executive Agreement; (ii) Newalta Corporation requires Mr. Sifton to relocate to any city or community other than the City of Calgary; (iii) Newalta Fund or Newalta Corporation fails to continue to provide benefits to which Mr. Sifton has been entitled; or (iv) Newalta Corporation significantly alters the terms of Mr. Sifton's employment then, in any such case Mr. Sifton, at his option, shall be entitled within 90 days, to elect to end his employment with Newalta Corporation. In such circumstances, all unvested Trust Unit Rights granted to Mr. Sifton shall immediately vest and be available for exercise and Newalta Corporation shall pay a lump sum equal to: (i) 23 months salary and benefits (calculated as 15% of salary), with the number of months to increase by one for each subsequent full year of employment to a maximum of 24 months; and (ii) the simple average of the annual performance bonus, if any, earned by Mr. Sifton

during the two completed fiscal years immediately preceding the year of termination divided by 12 and then multiplied by 23 (with the number to increase by one for each subsequent full year of employment to a maximum of 24).

Composition of the Compensation Committee

The Compensation Committee of Newalta Corporation (the "Compensation Committee") reports to the Board of Directors and, from time to time, to the Board of Trustees. The members of the Compensation Committee during the fiscal year ended December 31, 2006 were Messrs. Stewart, Pinder and Pridham, with Mr. Stewart as the Chair. All members of the Compensation Committee are independent and unrelated directors/trustees. The Compensation Committee meets to review compensation matters as required with usually a minimum of two meetings per year.

Report on Executive Compensation

The Compensation Committee has the responsibility of maintaining awareness of competitive compensation practices and of reviewing, on at least an annual basis, the compensation packages for the executive officers and directors of Newalta Corporation, trustees of Newalta Fund, as well as the general benefits to be received by employees of Newalta Corporation. The Compensation Committee generally assumes responsibility for assisting the Board of Directors in respect of compensation policies for Newalta Corporation, reviewing and recommending compensation strategies and proposals relating to compensation for officers, directors and employees and assessing the performance of the officers of Newalta Corporation in fulfilling their responsibilities and meeting business objectives.

In conducting their reviews, the Compensation Committee has regard to current compensation levels with published industry surveys, independent reports and other publicly available data. The Compensation Committee also periodically retains independent compensation consultants (generally once every three years) to assist the Compensation Committee in fulfilling its responsibilities, with a view to ensuring that the compensation arrangements are supportive of Newalta Corporation meeting its business objectives. The compensation arrangements are then reviewed by the Compensation Committee having regard to the above mentioned comparative data as well as having regard to the internal data provided by the Vice President responsible for human resources matters and external data provided by the consultants (if any) for purposes of establishing the level of the individual executive positions in Newalta Corporation. No external compensation consultant was retained by Newalta Corporation in 2006.

Philosophy

The Compensation Committee believes it is in the best interests of the Unitholders for Newalta Corporation to attract, maintain, and motivate top quality management personnel by providing a competitive compensation package that maintains an appropriate relationship between executive pay and the creation of Unitholder value. The philosophy of the Compensation Committee is to integrate: (i) annual base compensation comparable to the median of selective comparable service companies operating in Alberta and trust issuers (the "Peer Group"); (ii) annual cash bonuses related to financial performance objectives which provides the opportunity for above average total cash compensation; and (iii) long-term incentive compensation through the granting of Trust Unit Rights which are comparable to the median of the Peer Group to ensure that management has a continuing stake in the long-term success of Newalta Corporation and return of value to Unitholders. The Peer Group is comprised of service companies and trust issuers that are of a similar size to Newalta Corporation and that operate in a similar industry and geography of Newalta Corporation. The executive compensation packages are intended to maintain an appropriate balance between risk and reward keyed to the performance of Newalta Corporation. The elements of the Compensation Committee's integrated compensation philosophy for fiscal year 2006 are summarized as follows:

Base Salary

The Compensation Committee recognizes that Newalta Corporation must maintain base compensation levels commensurate with the Peer Group, but believes that performance based pay elements should be an important element in the compensation packages for its executive officers. Therefore, the Compensation Committee targets the base compensation levels at or below the median of the Peer Group. In setting base compensation levels, consideration is given to such factors as level of responsibility, experience and expertise. Subjective factors such as leadership, commitment, attitude and the ability to motivate others are also considered. Certain benefits and perquisites are also provided based on their cost effectiveness and their value in

assisting the senior officers to carry out their duties effectively.

Annual Bonus

The compensation package for the executive officers includes the awarding of annual cash bonuses based on the attainment of performance targets approved by the Board of Directors in respect of selected performance criteria for the relevant fiscal year. Performance targets are approved by the Board of Directors having regard to such matters as the Board of Directors considers appropriate, including the prior year's performance as reflected in the audited financial statements and annual operating and capital budgets. The Board of Directors has approved an executive incentive bonus program (the "Bonus Program"). The Bonus Program consists of the awarding to participants of an annual bonus (if any) equal to an amount calculated by reference to a percentage of a participant's annual salary (as at the end of the relevant fiscal year) having regard to the achievement of performance targets for the selected performance criteria. The bonus levels are set to provide the opportunity for total cash compensation at or in the upper quartile of the Peer Group. For the fiscal year ended December 31, 2006, the Board of Directors set the percentage of the participants' annual salary at 120% for the Chief Executive Officer and between 50% and 100% for each Vice President, depending on the specific officer position.

The selected corporate performance criterion for purposes of the fiscal year 2006 bonus award for all executive officers other than operating Vice Presidents was distributable cash per unit. The selected corporate performance criteria for operating Vice Presidents were distributable cash per unit and divisional net margin.

In December 2005, the Compensation Committee established: (i) the minimum amount of distributable cash per unit and divisional net margin that must be attained prior to any payment being made pursuant to the Bonus Program; and (ii) the amount of distributable cash per unit and divisional net margin that would yield full payment being made pursuant to the Bonus Program. If the level of achievement fell between the minimum and maximum amounts, then the participant was entitled to receive a percentage of his salary based on the amount of distributable cash per unit and divisional net margin (if applicable) attained with reference to a straight line between the pre-determined minimum and maximum amounts.

At the conclusion of each fiscal year, the achievement of performance targets for the selected performance criteria is calculated. For fiscal year 2006, 100% of the maximum level of achievement was attained.

Trust Unit Rights

The executive officers are also granted Trust Unit Rights. In 2006, 240,000 Trust Unit Rights were granted to the executive officers as a group (representing approximately 28.9% of the Trust Unit Rights granted by Newalta Fund in 2006 and approximately 0.6% of the outstanding Trust Units on December 31, 2006). See "Compensation of Executive Officers and Directors – Trust Unit Rights Incentive Plans".

Compensation of the Chief Executive Officer

For the fiscal year ended December 31, 2006, the Chief Executive Officer's annual salary, was $405,000. In addition, Mr. Cadotte received $510,000 under the Bonus Program and was granted 75,000 Trust Unit Rights on May 19, 2006 at an exercise price of $32.38 per right. The Board of Directors, with input from the Compensation Committee, annually assesses the performance of the Chief Executive Officer and the Chair of the Compensation Committee provides him with a written performance review. In determining Mr. Cadotte's annual salary, the Compensation Committee considered the relative salary level of Mr. Cadotte as compared with the salary levels for chief executive officers of the Peer Group, Mr. Cadotte's management experience, and demonstrated competence in managing Newalta Corporation.

Presented by the Compensation Committee

The foregoing report on Executive Compensation is submitted by the Compensation Committee on behalf of the Board of Directors.

Barry D. Stewart, Chair
R. H. (Dick) Pinder, Member
Gordon E. Pridham, Member

Trust Unit Performance Graph

The following graph and table compare the yearly percentage change (converted into a fixed investment) in the cumulative Unitholder return on the Trust Units of Newalta Fund (assuming a $100 investment was made on December 31, 2001) with

the cumulative total return of the S&P/TSX Composite Index for the period which commenced on December 31, 2001 and ended on December 31, 2006, assuming reinvestment of dividends and distributions.



Newalta Income Fund
S&P/TSX Composite Index
$800
$750
$700
$650
$600
$550
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$-
2001
2002
2003
2004
2005
2006

	Cumulative Total Return					
	2001	2002	2003	2004	2005	2006
Newalta Income Fund[(1)]	100	111.83	245.13	366.16	515.72	533.28
S&P/TSX Composite Index	100	86.03	106.93	120.27	146.61	167.89

Note:

(1) Upon completion of the Arrangement, Newalta Corporation ceased trading common shares and Newalta Fund began trading Trust Units. Therefore, in respect of the period prior to March 6, 2003, information is shown in respect of share performance for Newalta Corporation. In respect of the period subsequent to March 6, 2003, information is shown in respect of Trust Unit performance for Newalta Fund.

Compensation of Directors

As at July 1, 2006 and for the remainder of 2006, the compensation policy provides that: each director of Newalta Corporation (other than full time employees of Newalta Corporation) is to receive an annual retainer fee of $25,000, together with a per meeting fee of $1,400; the Chair of the Board of Directors is to receive an additional annual fee of $25,000; the Chair of the Audit Committee is to receive an additional annual fee of $10,000, together with a per committee meeting fee of $2,100; the Chair of each other committee is to receive an additional annual fee of $5,000, together with a per committee meeting fee of $2,100; and the members of each committee (other than the Chair) are to receive a per committee meeting fee of $1,400. The compensation policy contemplates a travel fee equal to the meeting fee for each out-of-town trip to attend meetings, as well as the reimbursement of reasonable expenses. For the fiscal year ended December 31, 2006, the aggregate compensation paid or payable to directors of Newalta Corporation (excluding the reimbursement of reasonable expenses) was $405,900. Newalta Fund did not pay any fees to the trustees for the fiscal year ended December 31, 2006. The following table sets forth details with respect to the fees payable (excluding the reimbursement of reasonable expenses) to each director (other than full time employees of Newalta Corporation) during the financial year ended December 31, 2006.

Director	Annual Director Retainer ($)	Board Meeting Fee[1] ($)	Committee Chair Fee ($)	Committee Meeting Fee ($)	Travel Fee ($)	Total ($)
Robert M. MacDonald	22,500	11,400	--	10,400	6,600	50,900
R. Vance Milligan	22,500	15,800	5,000	8,900	1,400	53,600
Felix Pardo	22,500	15,800	5,000	10,500	9,200	63,000
R.H. (Dick) Pinder	22,500	15,600	10,000	16,900	1,400	66,400
Gordon E. Pridham	22,500	18,200	--	7,800	5,200	53,700
Clayton H. Riddell	45,000[2]	14,400	--	--	1,400	60,800
Barry D. Stewart	22,500	17,000	5,000	10,400	2,600	57,500

Notes:

(1) Includes fees paid to directors for site visits in 2006. A total of three site visits were conducted in 2006. If a site visit is scheduled on the same date as a meeting of the Board or a Committee, then no additional fee is paid to an attending director. One of the three site visits occurred immediately following a meeting of the EH&S Committee.

(2) Mr. Riddell received an additional $22,500 for the chair retainer.

In addition, directors (other than full time employees of Newalta Corporation) were entitled to receive rights to purchase Trust Units under the 2006 Plan. During 2006, 17,500 Trust Unit Rights (representing approximately 2.1% of the Trust Unit Rights granted by Newalta Fund in 2006 and approximately 0.05% of the outstanding Trust Units on December 31, 2006) at $32.38 per right were granted (representing 2,500 Trust Unit Rights to each such director).

Neither Newalta Fund nor Newalta Corporation have a retirement policy of its trustees or directors.

Trust Unit Ownership Requirements for Directors

The Board of Directors established Trust Unit ownership requirements for non-employee directors. The level of ownership (excluding Trust Unit Rights) is Trust Units with a market value equal to at least five times the annual retainer. All of the directors are in compliance with the unit ownership requirements.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Under the 2006 Plan (and the 2003 Plan prior to May 18, 2006), the Board of Trustees may from time to time designate directors, officers, employees and consultants of Newalta Fund and its subsidiaries and affiliates, including Newalta Corporation, to whom Trust Unit Rights may be granted and the number of rights to be granted to each participant. The following table sets forth details with respect to the Trust Unit Rights Incentive Plans as at December 31, 2006.

Plan Category	Number of Trust Units to be Issued Upon Exercise of Outstanding Rights	Weighted-Average Exercise Price of Outstanding Rights	Number of Trust Units Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by securityholders			
2003 Plan	1,215,850	$17.69	Nil
2006 Plan	665,000	$32.35	1,601,831
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	1,880,850	$22.87	1,601,831

INDEBTEDNESS OF TRUSTEES AND EXECUTIVE OFFICERS

No executive officer, trustee, director, employee, former executive officer, former trustee, former director or former employee is, or has been, indebted to Newalta Fund or its affiliates.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as discussed herein, there are no material interests, direct or indirect, of trustees, directors, executive officers, any Unitholder who beneficially owns, directly or indirectly, or who exercise control or direction over, more than 10% of the outstanding Trust Units or any known associate or affiliate of such persons, in any transaction within the most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Newalta Fund or any of its subsidiaries.

CORPORATE GOVERNANCE

The following information summarizes the current approach to corporate governance and corporate governance practices of Newalta Fund and Newalta Corporation. In this section the reference to the Board includes the Board of Trustees and the Board of Directors, unless the context otherwise requires.

Board Mandate

The Board acknowledges its responsibility for the stewardship of Newalta Fund. Limits on authority and responsibilities have been adopted with a view to ensuring that management activities and decisions have the full support of the Board. The position description for the Board includes, among other things, for Board approval of annual operating and capital budgets, material acquisitions and dispositions, selection of principal advisors to Newalta Fund and Newalta Corporation, major financing transactions, including the issuance of Trust Units, debt or other securities, appointment of officers and related compensation (upon recommendation of the Compensation Committee), benefit plans, trust unit rights incentive plan and the granting of Trust Unit Rights, together with any material contract or arrangement as to warrant Board consideration. A copy of the Terms of Reference of the Board of Trustees is attached as Appendix "A" to this Information Circular.

Board Structure and Composition

The Board of Trustees and the Board of Directors are comprised of the same members. The Board is comprised of nine members. Messrs. MacDonald, Pardo, Pinder, Pridham, Riddell and Stewart are independent trustees. The three non-independent trustees are Messrs. Cadotte and Sifton who are the Chief Executive Officer and Chief Financial Officer respectively, and Mr. Milligan, a partner of Bennett Jones LLP, a law firm that provides legal services to Newalta Fund and Newalta Corporation. Mr. Riddell is the non-executive Chair of the Board. Currently two-thirds of the members of the Board are independent. The Board has considered its composition and size, together with the experience, background and independence of the current members of the Board. Presently, the Board of Trustees has concluded that, the current composition and number of trustees is appropriate for the size and complexity of Newalta Fund and facilitates effective decision-making. Furthermore, the Board is of the view that Mr. Milligan, as counsel to Newalta Fund and Newalta Corporation, is well positioned to be an effective and independent voice. See "Business to be Acted Upon at the Meeting – Election of Trustees" for information regarding other directorships of trustees.

The matter of the composition and size of the Board of Trustees is reviewed annually by the Corporate Governance Committee. In conducting a search for candidates, the Board, through the Corporate Governance and Nominating Committee, has historically retained the services of an executive search firm to assist in the identification of candidates possessing the desired skill set.

Board Independence

As noted above, Mr. Riddell is the non-executive Chair of the Board. The Board has developed a written position description for the Chair of the Board. The Corporate Governance and Nominating Committee, together with the Chair of the Board, has the responsibility for ensuring that the Board functions independently of management and administers the relationship of the Board with

management. Specifically, the Chair of the Board in consultation with the Corporate Governance and Nominating Committee, consults with the Chief Executive Officer on the selection of committee members and chairs of committees, board meeting agendas and the format and nature of information provided to the Board. The Corporate Governance and Nominating Committee is responsible for making recommendations to the Board with respect to nominees to the Board. As the Board is of the view that Mr. Milligan is an effective and independent voice, Mr. Milligan, as Chair of the Corporate Governance and Nominating Committee, is involved in the nomination process.

Performance Assessment

Every two years, each member of the Board completes a detailed questionnaire which includes a self-assessment. The Corporate Governance and Nominating Committee approves the content of the questionnaire which includes a careful examination of the Board, its role, its objectives and its relationship with management. In addition, assessments of each committee and individual directors are conducted at the same time. The Chair of the Corporate Governance and Nominating Committee then analyzes the feedback and presents it to the full Board, including the Chief Executive Officer. A performance assessment was undertaken in 2006.

Orientation and Education Program

New director orientation packages include all key legal requirements, by-laws, their duties and responsibilities, key Newalta Fund, Newalta Corporation and Board policies and procedures, mandates of the Board and each committee, organizational charts and copies of the public disclosure documents of Newalta Fund. Newalta Corporation conducts information sessions and strategy sessions for all directors and, further, arranges for and encourages designated site visits to afford an opportunity to observe operations and meet field operating personnel. Site visits often require a half day of personal time and in 2006, Board members visited three operational sites including Stauffer, Alberta, Rexdale, Ontario and the Stoney Creek Landfill in Ontario.

Newalta has also increased the support provided to Board members in attending outside seminars and courses. In addition, all members of the Board are members of the Institute of Corporate Directors (which will provide access to information and events on a range of current governance issues) and the seminar fee for the seminar program presented by the Institute of Corporate Directors is paid for by Newalta.

Meetings of the Board

The Board endeavors to meet at least four times annually. Meetings of the Board of Trustees usually occur immediately following meetings of the Board of Directors. In addition, the Board may hold unscheduled additional meetings from time-to-time as business needs require. The Board of Trustees and Board of Directors each had 11 meetings in Newalta Fund's last financial year.

The Board holds a portion of each meeting without the presence of management representatives. During the past year the Board and Committees increased the frequency with which the members meet with only independent directors. In particular, at the conclusion of each Board meeting, the Board met without management present and following that meeting the independent directors met without the non-independent director in all cases where the meeting was in person and in many cases where the meeting was held by conference call. At the conclusion of each Committee meeting, the Committee met without management present and following that meeting the independent directors met without the non-independent director.

Expectations of Management

The Board monitors and assesses management through regular contact at Board meetings and informal discussions. The Board reviews management's recommendations on significant issues. Management brings significant tactical and strategic issues to the Board's attention for discussion, direction and, where appropriate, approval. The Board approves the annual business objectives and key results for which the Chief Executive Officer is responsible. The Board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer.

Code of Business Conduct and Ethics

The Board has adopted a written Code of Business Conduct and Ethics (the "Code") for trustees, directors, officers and employees. A copy of the Code is available on SEDAR, which can be accessed at www.sedar.com. The Board monitors compliance with the Code by having trustees, directors, officers and employees acknowledge in writing their review of, and agreement to be bound by, the Code. This acknowledgment is undertaken: (i) by trustees, directors, officers and employees at the beginning of

their employment or election to the board; (ii) by trustees, directors and officers annually thereafter; and (iii) annually or every three years after commencement of employment, depending on the employee's classification.

The Code also outlines guidelines relating to conflicts of interest. In particular, each trustee, director and officer who is a party to a material contract or proposed material contract with Newalta Corporation or is a director or an officer of, or has a material interest in, any person who is a party to a material contract or proposed material contract with Newalta Corporation is required to disclose in writing to the Chair of Newalta Corporation the nature and extent of the trustee's, director's or officer's interest. Officers and employees are required to disclose to the appropriate Vice President in writing all business, commercial or financial interests and activities which might reasonably be regarded as creating an actual or potential conflict with their duties of employment. Senior management will determine whether a conflict of interest does or could exist and, if necessary, advise the officer or employee of what steps should be taken.

The Code also contains the "whistle blower" policy of Newalta Fund which sets forth the procedure for individuals to make complaints regarding accounting, financial and auditing matters on a confidential and anonymous basis. Complaints are handled either by the Chair of the Audit Committee or the Director, Risk and Internal Control of Newalta Corporation.

Unitholder Communication

The Board has delegated responsibility for communications with Unitholders and the investment community to the senior management with a view to ensuring effective communication of all relevant aspects of Newalta Fund's activities. Unitholder communication is handled principally by the Director, Investor Relations.

Committees and Composition

Currently, the Board has established four committees (the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee), with each committee consisting of a minimum of three individuals. It is a requirement of the Audit Committee that all members be independent trustees and a requirement of all other committees that all members be outside directors and that a majority of such members be unrelated (non-management) to Newalta Fund and Newalta Corporation. Each of the Audit Committee and the Compensation Committee are composed entirely of independent directors. Each of the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee are comprised of three members, two of which are independent and one of whom is not independent (Mr. Vance Milligan).

The Board designates one member of each committee as its Chair. The Board has developed a written position description for the Chair of each committee. Each member of the Audit Committee is required to have the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the financial statements of Newalta Fund. The Board gives consideration to the periodic rotation of membership of each committee and, from time to time as the Board sees fit, the chair of the committees.

The Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee report to the Board and are comprised of directors of Newalta Corporation. The Audit Committee is a committee of the Board of Trustees and is comprised of trustees.

The committees, their current members and the number of times they met during the past financial year are set forth below.

Committee	Members	Number of Meetings
Audit Committee	R.H. Pinder (Chair) Robert M. Macdonald Felix Pardo	6
Compensation Committee	Barry D. Stewart (Chair) R.H. Pinder Gordon E. Pridham	4
Corporate Governance and Nominating Committee	R. Vance Milligan (Chair) Gordon E. Pridham Robert M. MacDonald	2
Environment, Health and Safety Committee	Felix Pardo (Chair) R. Vance Milligan Barry D. Stewart	2

Committee Meetings and Attendance

Regular meetings of the committees are held throughout the year as required, and the Audit Committee meets at least four times per year in conjunction with the review and approval of the annual and interim financial statements and management's discussion and analysis and the press releases related thereto.

The following table reflects the attendance of each of the trustees/directors for the year ended December 31, 2006 for meetings of the Board of Directors and committees of the Board of which they were a member (excluding site visits at facilities operated by Newalta Corporation).

	Number of Meetings Attended[1]	
Director	**Board**	**Committee**
Alan P. Cadotte	11/11	13/14[2]
Robert M. MacDonald	9/11	8/8
R. Vance Milligan	11/11	4/4
Felix Pardo	11/11	7/8
R. H. (Dick) Pinder	11/11	10/10
Gordon E. Pridham	11/11	6/6
Clayton H. Riddell	9/11	N/A
Ronald L. Sifton	11/11	6/6[3]
Barry D. Stewart	11/11	6/6

Notes:

(1) Number of meetings attended do not include a total of three site visits that were conducted in 2006 and attended by various Board members.

(2) Mr. Cadotte is not a member of any Board committees. At the request of the various committees, Mr. Cadotte attended all of the meetings of each committee other than one Corporate Governance and Nominating Committee. A portion of each meeting was conducted without the presence of Mr. Cadotte.

(3) Mr. Sifton is not a member of any Board committees. At the request of the Audit Committee, Mr. Sifton attended all of the meetings of the Audit Committee. A portion of each meeting was conducted without the presence of Mr. Sifton.

A summary of the mandates, including activities and responsibilities, of each of the committees is set out below.

Compensation Committee

The Compensation Committee shall generally assume responsibility for assisting the Board of Directors in respect of compensation policies for Newalta Corporation, reviewing and recommending compensation strategies and proposals relating to compensation for officers, directors and employees and assessing the performance of the officers of Newalta Corporation in fulfilling their responsibilities and meeting corporate objectives. In discharging its responsibilities, the Compensation Committee reports and, where appropriate, makes recommendations to the Board in respect of the matters identified in its mandate. The Compensation Committee has authority and responsibility for:

- establishing and recommending remuneration strategies and benefit plan strategies for Newalta Corporation, with particular emphasis on the officers and directors of Newalta Corporation and key consultants to Newalta Corporation;
- assessing the performance of the Chief Executive Officer and, through the Chief Executive Officer, that of the other officers of Newalta Corporation;
- reviewing and assisting, where appropriate, in management succession planning and professional development planning for the officers of Newalta Corporation;
- establishing and recommending the compensation levels of the Chief Executive Officer and the other officers of Newalta Corporation;
- establishing compensation policy;
- recommending compensation for directors;
- reviewing the overall parameters of the trust unit rights incentive plans and recommending trust unit rights allocations for officers, directors and other employees of Newalta Corporation;
- periodically reviewing Newalta Corporation's benefit plans to ensure the appropriateness thereof; and
- preparing and reviewing, as may be required, public or regulatory disclosure respecting compensation and the basis on which performance is measured.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee shall generally assume responsibility for developing the approach of Newalta Corporation together with Newalta Fund to matters of corporate governance and, from time to time, shall review and make recommendations to the Board of Directors, as

well as trustees of Newalta Fund when appropriate as to such matters. The Corporate Governance and Nominating Committee makes such rules and regulations as are necessary to carry out its responsibilities including the following:

- annually reviewing the mandates of the Board of Directors and its committees, together with the mandates of the trustees of Newalta Fund and its committees, unless otherwise reviewed by such committees and, when appropriate, recommending such amendments to those mandates as the Corporate Governance and Nominating Committee believes are necessary or desirable;
- considering and, if thought fit, approving requests from directors or committees of directors for the engagement of special advisors from time to time, unless such engagements are made directly by the relevant committees;
- preparing and recommending to the Board or trustees annually a "Statement of Corporate Governance Practices" to be included in the annual report or information circular;
- reviewing on a periodic basis the composition of the Board and trustees and ensuring that an appropriate number of independent directors sit on the Board of Directors or the trustees, as the case may be, analyzing the needs of the Board or trustees and recommending nominees who meet such needs; and
- regularly assessing the effectiveness of the Board and trustees as a whole, the committees of the Board and trustees and the contribution of individual directors and trustees, including considering the appropriate size of the Board and trustees.

In discharging the responsibilities noted above, the Corporate Governance and Nominating Committee shall consider the matters identified above as being applicable to Newalta Fund, the trustees of Newalta Fund and, where appropriate, its committees.

Audit Committee

In addition to any other duties assigned to the Audit Committee by the Board, the role of the Audit Committee includes meeting with the external auditor and the senior financial management of Newalta Fund to review all financial statements which require approval by the Board of Trustees, including the press release disclosing the annual financial statements and management's annual discussion and analysis. The Audit Committee is charged with, among others, the following specific responsibilities:

- overseeing the work of the external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Newalta Fund and/or Newalta Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting;
- discussing with the external auditor the scope of the audit, in particular their view of the quality of Newalta Fund's and/or Newalta Corporation's accounting principles as applied in the financial statements in terms of disclosure quality and evaluation methods, inclusive of the clarity of Newalta Fund's and/or Newalta Corporation's financial disclosure and reporting, degree of conservatism or aggressiveness of Newalta Fund's and/or Newalta Corporation's accounting principles and underlying estimates and other significant decisions made by management in preparing the financial disclosure and reviewed by the auditors;
- discussing with the external auditor significant changes in Newalta Fund's and/or Newalta Corporation's accounting principles, practices or policies and new developments in accounting principles, reporting matters or industry practices which may materially affect Newalta Fund and/or Newalta Corporation;
- reviewing and recommending for approval to the Board of Trustees, Newalta Fund's and/or Newalta Corporation's year-end audited financial statements, MD&A and earnings press releases before the information is reviewed by the Board of Trustees;
- reviewing and approving Newalta Fund's and/or Newalta Corporation's interim financial statements, interim MD&A and interim earnings and press releases before the information is publicly disclosed;
- receiving from the external auditor a formal written statement delineating all relationships between the auditor and Newalta Fund and/or Newalta Corporation and considering whether the advisory services performed by the external auditor during the course of the year have impacted their independence, considering whether any relationship or services between the external auditor and Newalta Fund and/or Newalta Corporation is in existence which may affect the objectivity and independence of the auditor and recommending appropriate action to ensure the independence of the external auditor; and
- reviewing with the external auditor, having regarding to the scope of their audit, the adequacy of management's internal control over

financial reporting relating to financial information and management information systems and inquiring of management and the external auditor about significant risks and exposures to Newalta Fund and/or Newalta Corporation that may have a material adverse impact on Newalta Fund and/or Newalta Corporation's financial statements, and inquiring of the external auditor as to the efforts of management to mitigate such risks and exposures.

The Audit Committee has approved certain non-audit services, subject to a maximum annual expenditure level. The Audit Committee has delegated responsibility to the Chair of the committee for the pre-approval of non-audit services to be provided to Newalta Fund and Newalta Corporation by the external auditors outside of the foregoing policy.

The Director, Risk and Internal Control reports directly to the Chief Financial Officer and is responsible for the evaluation of business systems and the identification and implementation of process changes aimed at improving internal controls, business efficiency and effectiveness. Newalta Corporation has also grown the department of Risk and Internal Control due to its emphasis on business process and internal control evaluation and improvement and building sustainability of the legislative requirements.

Environment, Health and Safety Committee

The Environment, Health and Safety Committee shall, in addition to any other duties and responsibilities specifically delegated to it by the Board, generally consider and assume oversight responsibility for the approach by Newalta Corporation regarding matters relating to the environment, occupational health and safety' and, from time to time, review and, as considered appropriate, make recommendations and report to the Board in respect of such matters, consistent with the committees oversight responsibility. Specifically, the Environment, Health and Safety Committee has oversight responsibility for:

- considering material policies, practices and procedures of Newalta Corporation in the area of the environment, occupational health and safety;
- considering, reviewing and monitoring management's approaches in addressing key risks in the areas of the environment, occupational health and safety;
- considering and reviewing the principal programs and initiatives of Newalta Corporation relating to the development and implementation of policies, practices and procedures developed by management so as to be in compliance with legislation regulating the environment, occupational health and safety; and
- reviewing major environmental, occupational health and safety incidents and considering the preventative practices and policies of Newalta Corporation, with management to appraise the committee of any significant legal or financial liabilities resulting from such incidents.

ADDITIONAL INFORMATION

Additional information relating to Newalta Fund is available through the Internet on SEDAR, which can be accessed at www.sedar.com. Information relating to the Charter of the Audit Committee, the composition of the Audit Committee, whether such members are independent and financially literate, their relevant education and experience and the service fees paid by Newalta Fund to its external auditor is provided in the Annual Information Form of Newalta Fund for the most recently completed financial year. Financial information of Newalta Fund is provided in the comparative financial statements and management discussion and analysis of Newalta Fund for the most recently completed financial year. Copies of the financial statements and management discussion and analysis of Newalta Fund may be obtained from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W. Calgary, Alberta T2R 1L9 or by facsimile at (403) 806-7032.

APPENDIX "A"

NEWALTA INCOME FUND

TERMS OF REFERENCE OF THE BOARD OF TRUSTEES

1. General Powers of the Trustees

The Deed of Trust (the "Deed of Trust") pursuant to which Newalta Income Fund (the "Fund") was established confers to the Trustees of the Fund the powers and authorities necessary to manage the business and affairs of the Fund. More specifically, Schedule 1 hereto sets out the powers and authorities which may be exercised by the Trustees in their sole judgment and discretion without any action or consent by the Unitholders of the Fund. The powers of the Trustees may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all Trustees entitled to vote on the resolution. For purposes of these Terms of Reference, Unitholders mean at any time the beneficiaries of the Fund who are the holders at that time of one or more Units, as shown on the registers of such holders maintained by the Fund or by the Transfer Agent on behalf of the Fund.

The Deed of Trust also contains restrictions on the powers of the Trustees. Schedule 1 sets forth certain prohibitions on the powers of the Trustees, without securing approval of Unitholders by special resolution.

2. Standard of Care and Duties

The Trustees shall act honestly and in good faith with a view to the best interests of the Fund and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of the Trustees provided as aforesaid are intended to be similar to, and not to be any greater than, those imposed on a director of a corporation governed by the *Business Corporations Act (Alberta)*. Each Trustee, in his capacity as trustee, shall not be required to devote his entire time to the investments and affairs of the Fund.

Trustees should have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Trustees. Each Trustee should ask such questions as may be necessary and be supplied with all necessary information on which to base his decisions. Trustees should be familiar with the business and affairs of the Fund and have a basic understanding of the principal operational and financial objectives, strategies and plans of the Fund, the results of operations and the financial condition of the Fund.

In order to fulfill his duties to the Fund, each Trustee should: (i) prepare for meetings of the Trustees; (ii) be informed about the current and proposed activities of the Fund; (iii) review the minutes of meetings, including any meeting not attended as well as any resolutions passed or actions taken; (iv) obtain advice from outside or independent advisors and consultants when necessary; (v) consider whether the minutes of the previous meeting of the Trustees represent the discussions that took place and the resolutions that were passed; and (vi) be attentive to matters arising in respect of the Fund's activities.

3. Mandate re: Stewardship Responsibility and Core Functions

The Trustees of Newalta Income Fund (the "Fund") acknowledges its responsibility for the stewardship of the Fund, including responsibility for the following matters:

(a) to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer (CEO) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b) the adoption of a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(c) the identification of the principal risks of the Fund's business and ensuring the implementation of appropriate systems to manage those risks;

(d) succession planning, including appointing, training and monitoring senior management;

(e) the adoption of a communications policy for the Fund;

(f) the Fund's internal control and management information systems; and

(g) developing the Fund's approach to corporate governance, including developing a set of governance principles and guidelines that are specifically applicable to the Fund.

The Trustees have identified the following core functions:

(a) choosing the CEO and ensuring that the senior management team is sound, focused and capable of successfully managing the enterprise;

(b) setting the broad parameters within which the management team operates, including adopting a strategic planning process and approving a strategic direction; defining a framework to monitor the management of business opportunities and risks, and related matter;

(c) providing direction and advice to the CEO and the management team;

(d) monitoring and assessing the performance of the CEO; and

(e) providing assurance to securityholders and stakeholders about the integrity of the Fund's financial performance.

4. Limitations on Liability of Trustees

The Trustees shall only be liable, answerable and accountable for their own actual fraud, dishonesty or gross negligence. Without limiting the generality of, and subject to, the foregoing, no Trustee shall be liable for any loss or damage which may occur to the assets of the Fund, including all monies, properties and other assets as are held by the Fund and the Trustees on behalf of the Fund (the "Fund Assets"), or any part of the Fund Assets at any time from any cause whatsoever, including:

(a) the exercise or failure to exercise a discretion or power, or the refusal or failure to concur in the exercise of a discretion or power;

(b) the failure to attend to, interfere with, or inquire into the management of persons, the securities of which form part of the Fund Assets;

(c) the reliance in good faith upon the opinion or advice of counsel as to the interpretation of the Deed of Trust in any respect, or as to any other issue that may arise; or

(d) the reliance upon the opinion or advice of any other professional person in a matter apparently falling within his/her professional expertise.

The Deed of Trust provides that Trustees shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Fund arising out of anything done or permitted or omitted to be done in respect to the affairs of the Fund. Further, the Deed of Trust stipulates that no property or assets of the Trustees, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under the Deed of Trust or under any other related agreements. As provided under the Deed of Trust, no recourse may be had or taken, directly or indirectly, against the Trustees in their personal capacity or against any incorporator, shareholder, director, officer, employee or agent of the Trustees or any successor of the Trustees and the Fund shall be solely liable therefor and resort shall be had solely to the Fund Assets for payment or performance thereof. In the exercise of the powers, authorities or discretion conferred upon the Trustees under the Deed of Trust, the Deed of Trust provides that Trustees are and shall be conclusively deemed to be acting as trustees of the Fund Assets. Pursuant to the Deed of Trust, the Trustees will use reasonable efforts to ensure that a contractual provision is included in respect of any

obligations or liabilities, including agreements to the effect that neither the Unitholders nor the Trustees have any personal liability or obligations in respect thereof. An appropriate provision would be as follows:

> *"The parties hereto acknowledge that the Trustees are entering into this agreement solely in their capacity as trustees on behalf of the Fund and the obligations of the Fund hereunder shall not be personally binding upon the Trustees or any registered or beneficial holder of units of the Fund or any beneficiary under a plan of which a holder of units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, and recourse shall be limited to, and satisfied only out of, the "Fund Assets" as defined in the Deed of Trust of the Fund dated as of January 16, 2003, as amended from time to time."*

It is noted that the Deed of Trust provides that the omission of such a provision from any such written instrument shall not operate to impose personal liability on the Trustees or any Unitholder. If, notwithstanding this provision, the Trustees or any Unitholder shall be held liable to any person by reason of the omission of such statement from any such agreement, undertaking or obligation such Trustee or Unitholder shall be entitled to indemnity and reimbursement out of the Fund Assets to the full extent of such liability.

5. Conflicts of Interest

A Trustee who is a party to a material contract or proposed material contract with the Fund, or who is a director or officer of or has a material interest in any corporation or entity which is a party to a material contract or proposed material contract with the Fund, must disclose in writing to the Trustees, or request to have entered in the minutes of meetings of Trustees, the nature and extent of his interest and shall not vote on any resolution to approve the contract, unless the contract is one relating primarily to his remuneration as a Trustee or one for indemnity or insurance in respect of him.

The disclosure required to be made by a Trustee where there is a conflict of interest must be made at the meeting at which a proposed contract is first considered by the Trustees of the Fund or, if the Trustee had no interest in a proposed contract at the time of such meeting, at the first meeting of the Trustees after he acquires an interest. If the Trustee acquires an interest after a contract is made, he must disclose his interest at the first meeting of the Trustees of the Fund after acquiring the interest. If a person who has an interest in a contract later becomes a Trustee, he must disclose his interest at the first meeting of the Trustees of the Fund after he becomes a Trustee.

Subject to the foregoing, each Trustee, in his personal capacity or in any other capacity, may buy, lend upon and deal in securities of the Fund and generally may contract and enter into any financial transaction with the Fund without being liable to account for any profit made thereby.

6. Independence

A Trustee is to act in the best interests of the Fund generally and not in the interest of any one Unitholder or group of Unitholders.

7. Confidentiality

Subject to any specific policies, Trustees of the Fund have an obligation to maintain the confidentiality of matters discussed at meetings of the Trustees unless:

(a) it was clearly understood at the meeting of Trustees that the information was not required to be kept in confidence;

(b) the Trustee was required or authorized by law to disclose the information; or

(c) the Trustee was authorized expressly or implicitly by the Trustees of the Fund to disclose the information.

8. Duty Not to Misuse Information or Position

A Trustee must not misuse his position or make improper use of information acquired by virtue of his position to gain, directly or indirectly, an advantage for himself or any other person or to cause detriment to the Fund. Trustees are insiders of the Fund and, as such, must not use information about the Fund to trade in securities or to assist others to trade in securities of the Fund before the information is available to the public.

9. Communication to Unitholders

The Trustees are to comply with the Fund's applicable disclosure policy to ensure effective communication with Unitholders and the public generally. Accurate, appropriate and timely disclosure is to be made to Unitholders and to the public in respect of material information relating to the affairs of the Fund. In addition, the Trustees shall have regard to the provisions of the Deed of Trust relating to communication with Unitholders.

10. Delegation of Authority to Committees

The Trustees of the Fund may delegate authority and functions to committees of Trustees as the Trustees may, in their sole discretion, deem necessary or desirable to effect the administration of the duties of the Trustees under the Deed of Trust.

11. Matters within Sole Purview of Trustees

Unless otherwise determined by the Trustees from time to time, the following matters are within the sole purview of the Trustees and may not be delegated by the Board of Trustees to a committee of trustees or to an officer of the Fund:

(a) the submission to the Unitholders of any question or matter requiring the approval of the Unitholders;

(b) the filling of a vacancy among the Trustees or in the office of the auditor;

(c) the issuance of securities, except in the manner and on the terms authorized by the Trustees;

(d) the declaration or authorization of distributions;

(e) the purchase, redemption or other acquisition of units of the Fund, except in the manner and on the terms authorized by the Trustees;

(f) the payment of a commission to any person in consideration of: (i) his purchasing or agreeing to purchase securities of the Fund from the Fund or from any other person; or (ii) his procuring or agreeing to procure purchasers for units of the Fund; and

(g) the approval of a management proxy circular and annual information form.

12. Financial Statements

The Trustees shall approve the annual financial statements of the Fund and deliver the financial statements of the Fund, and the auditors' report thereon, for the preceding year to the Unitholders at least 21 days prior to the date of the annual meeting of the Unitholders of the Fund and within 140 days of the end of the fiscal year of the Fund.

A Trustee is required to forthwith notify both the Audit Committee and the Fund's auditors of any material error or misstatement of which he becomes aware in the audited financial statements of the Fund. The Trustees of the Fund shall prepare and issue corrected financial statements on being informed of a material error or misstatement by an auditor or former auditor and file such statements with or inform the appropriate securities regulatory authorities.

13. Auditors

On request from the Fund's auditors, each Trustee shall furnish to the auditors any information and explanations and allow access to any books, records, documents, accounts or vouchers of the Fund that he is reasonably able to furnish and which the auditors consider necessary to enable them to report on the annual financial statements.

14. Unitholder Meetings

Annual meetings of the Unitholders shall be called on or before June 30 in each year, at such time and at a place in Canada set by the Trustees.

15. Matters Requiring Trustee Approval

Until otherwise amended or specifically provided for by resolution of the Trustees, the following matters require approval of the Trustees:

(a) all matters referred to in item 11 of these Terms of Reference and identified as falling within the sole purview of the Trustees;

(b) the annual budgets for the Fund and any amendments thereto;

(c) compensation (including options, bonuses and forms of compensation) for executive officers of the Fund having regard to the recommendations of any properly constituted committee in respect of such matters and the recommendations of the Chief Executive Officer.

(d) any acquisition, disposition or other transaction involving a financial threshold in excess of an amount set by the Board of Trustees from time to time;

(e) the selection of principal advisors to the Fund, including banking, legal, and financial;

(f) the appointment of officers of the Fund;

(g) the appointment of members to committees (if any) of the Trustees;

(h) any transaction involving senior management that is outside policy or which, because of the nature of transaction or the potential for conflict because the parties are not acting at arm's length; and

(i) major and significant corporate decisions, including any contract, arrangement or transaction which would reasonably be considered to be material or of such significance as to reasonably warrant consideration by the Trustees.

The foregoing is a general overview of the roles and responsibilities of the Trustees of the Fund and is not meant to provide an exhaustive review thereof. Trustees should have regard to the specific provisions of the Deed of Trust.

SCHEDULE 1

Powers and Authorities of the Trustees (Section 9.1 of Deed of Trust)

In addition to any other powers and authorities conferred by the Deed of Trust or which the Trustees may have by virtue of any present or future statute or rule of law, the Trustees without any action or consent by the Unitholders, shall have, and may exercise at any time and from time to time, the following powers and authorities which may or may not be exercised by the Trustees in their sole judgment and discretion and in such manner and upon such terms and conditions as they may from time to time determine proper:

(a) to supervise the activities and manage the investments and affairs of the Fund;

(b) to maintain records and provide reports to Unitholders;

(c) to effect payment of distributions to the Unitholders;

(d) to invest any and all funds and monies of the Fund in the manner set forth in the Deed of Trust;

(e) to possess and exercise all the rights, powers and privileges pertaining to the ownership of any Securities (including the Shares and the Notes) comprising the Fund Assets to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(f) subject to Section 9.3 of the Deed of Trust, to sell, transfer, assign and convey, for and on behalf of the Fund, all or any portion of the Fund Assets on such terms and conditions as the Trustees shall deem to be in the best interests of the Unitholders;

(g) where reasonably required, to engage or employ on behalf of the Fund any persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisors, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(h) except as prohibited by law, to delegate any of the powers and duties of the Trustees to The Fund or any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustees, except as provided in this Deed of Trust;

(i) to collect, sue for and receive all sums of money coming due to the Fund, and to engage in, intervene in, prosecute, join, defend, compromise, settle, abandon or adjust, by arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the Fund, the assets of the Fund or the Fund's affairs, to enter into agreements therefor, whether or not any suit or proceeding is commenced or claim asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(j) to arrange for insurance contracts and policies insuring the Fund, the Fund Assets, the business of The Fund and/or any or all of the Trustees or the Unitholders, including against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Fund or by the Trustees or Unitholders or otherwise;

(k) to cause legal title to any of the assets of the Fund to be held by and/or in the name of a Trustee, or except as prohibited by law, by and/or in the name of the Fund or any other custodian or person, on such terms, in such manner, with such powers in such person as the Trustees may determine and with or without disclosure that the Unitholders, the Fund or a Trustee is interested therein, provided however that should legal title to any of the Fund Assets be held by and/or in the name of any person or persons other than a Trustee or the Fund, the Trustees shall require such person or

persons to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Unitholders;

(l) without limit as to amount, to borrow money or otherwise obtain credit in the name of the Fund from time to time, from any Person for the purpose of carrying out the business or any other purposes of the Fund and for such purpose to draw, make, execute and issue loan agreements, promissory notes, debentures, convertible debentures, notes or similar debt securities and other negotiable and non-negotiable instruments and evidences of indebtedness (any or all of which may contain limitations or restrictions on payments, transfers, distributions or dispositions);

(m) without limit as to amount, to lend funds to any Persons including, without limitation, The Fund, in such manner and for such purposes as have been and may be approved and determined to be in the best interests of the Unitholders by the Trustees;

(n) to guarantee, indemnify or act as a surety with respect to the payment or performance of any indebtedness, liabilities or obligations of any kind of any Person including, without limitation, The Fund or any affiliate or the Fund and, if required, to pledge Securities of such Person as security for such guarantee or indemnity;

(o) to enter into any subordination, postponement or priority agreement on behalf of the Fund with any lender or creditor to any Person, including The Fund or any affiliate of the Fund, pursuant to which, among other things, the Fund may agree to subordinate and postpone its right to receive income and to be paid on the Notes by The Fund or any such affiliate (or any other debt obligations or security of The Fund or any such affiliate to the Fund) to the rights of such lender or creditor to The Fund or any affiliate of the Fund, and which agreement may further provide, without limitation, that in the event of a default by The Fund or any such affiliate of the Fund to any of its lenders, including any such default in connection with credit or debt facilities, swap or hedging agreements or any other ancillary facilities, none of The Fund or any such affiliate of the Fund will make any further payments in respect of the Notes (or other such obligations) to the Fund, and the Fund will not make any further cash distributions to Unitholders;

(p) to charge, mortgage, hypothecate, pledge or assign on behalf of the Fund, or grant any security interest, lien or encumbrance over or with respect to, all or any portion of the currently owned or subsequently acquired Fund Assets for any purpose, including to secure any monies borrowed or other liabilities or obligations of the Fund or to secure any guarantee granted by the Fund;

(q) to issue Units for such consideration as the Trustees may deem appropriate in their sole discretion, such issuance to be subject to the terms and conditions of this Deed of Trust;

(r) to enter into and perform the obligations of the Fund under the Administration Agreement;

(s) in addition to the mandatory indemnification provided for in Section 9.8 to the extent permitted by law to indemnify, or enter into agreements with respect to the indemnification of, any person with whom the Fund has dealings including, without limitation, the Trustees, the Depository or the registrar and transfer agent, to such extent as the Trustees shall determine;

(t) without the approval or confirmation of Unitholders, enact and from time to time amend or repeal by-laws not inconsistent with this Deed of Trust containing provisions relating to the Fund, the Fund Assets and the conduct of the affairs of the Fund, but not in conflict with any provision of this Deed of Trust;

(u) to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustees in connection with the Fund Assets, undertaking or income of the Fund, or imposed upon or against the Fund Assets, undertaking or income of the Fund, or any part thereof and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections and determinations in respect of Net Income or Net Realized Capital Gains distributed to Unitholders in the year and any other matter as shall be permitted under the Tax Act (provided that to the

extent necessary the Trustees will seek the advice of the Fund's counsel or the Auditor), and do all such other acts and things as may be deemed by the Trustees in their sole discretion to be necessary, desirable or convenient;

(v) to vote in favour of the adoption by the Fund of a Unitholders' rights plan which plan will be effective as at the date of such adoption. Such Unitholder rights plan shall terminate on the date which is six months from the date of such adoption unless ratified and confirmed by the Unitholders in accordance with this Deed of Trust;

(w) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the accomplishment of any of the powers granted to the Trustees under the terms of this Deed of Trust;

(x) to use their best efforts to ensure that the Fund complies at all times with the requirements of the Tax Act including paragraph 108(2)(a) and subsection 132(6) thereof; and

(y) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Fund, to promote any of the purposes for which the Fund is formed and to carry out the provisions of this Deed of Trust.

Restrictions on Trustee's Powers (Section 9.3 of Deed of Trust)

Notwithstanding Section 9.1, the Trustees may not at any time following the Effective Date under any circumstances whatsoever authorize:

(a) any amalgamation or other merger of Newalta or AcquisitionCo with any other corporation, except pursuant to the Arrangement or with one or more direct or indirect wholly-owned subsidiaries of the Fund or in conjunction with an internal reorganization;

(b) any sale or disposition of any Securities held by the Fund or any other sale, lease or exchange of all or substantially all of the Fund Assets, except pursuant to the Arrangement, pursuant to an in specie redemption under Section 6.5, pursuant to any security granted under Section 9.1(p), pursuant to any internal reorganization of the direct or indirect assets of the Fund as a result of which the Fund has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization or where any such sale, lease or exchange is effected between or among the Fund and any one or more of:

(i) Newalta;

(ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Fund;

(iii) any trust or trusts, the sole beneficiaries of which are the Fund and/or any of the Persons referred to in (i) and (ii) above; and

(iv) any partnership, the only partners of which are Persons referred to in (i) to (iii) above;

(c) any sale, lease or exchange of all or substantially all of the assets of Newalta, except pursuant to the Arrangement, pursuant to any security granted by Newalta or under Section 9.1(p), pursuant to any internal reorganization, or where any such sale, lease or exchange is effected between or among any one or more of:

(i) the Fund;

(ii) Newalta;

(iii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Fund;

(iv) any trust or trusts, the sole beneficiaries of which are the Fund and/or any of the Persons referred to in (i) to (iii) above; and

(v) any partnership, the only partners of which are Persons referred to in (i) to (iv) above;

(d) any material amendment to the Note Indenture other than in contemplation of a future issuance of Notes; or

(e) any material amendment to the articles of Newalta to change its authorized share capital or otherwise amend its constating documents in a manner which may be prejudicial to the Fund,

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

File No. 82-34834

NEWALTA INCOME FUND

1200, 333 – 11th Avenue S.W.
Calgary, Alberta Canada
T2R 1L9

Telephone: (403) 806-7000
Facsimile: (403) 806-7032

NEWALTA INCOME FUND

Calgary, Alberta, Canada

PROXY SOLICITED BY THE BOARD OF TRUSTEES AND MANAGEMENT OF NEWALTA CORPORATION FOR THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

May 9, 2007

The undersigned, being a holder (a "Unitholder") of trust units ("Trust Units") of Newalta Income Fund ("Newalta Fund"), hereby appoints Alan P. Cadotte of Calgary, Alberta, or failing him, Ronald L. Sifton of Calgary, Alberta, or instead of either of the foregoing ________________________ of ________________________, as proxy, with the power of substitution, to vote for and on behalf of the undersigned at the Annual and Special Meeting of Unitholders (the "Meeting") to be held at 11:00 a.m., (Calgary time) on May 9, 2007 at the Calgary TELUS Convention Centre (Room 105, North Building), 120 – 9th Avenue S.W., Calgary, Alberta and at any adjournments thereof and at every poll which may take place thereat in the same manner as the undersigned could do if personally present thereat, and without restricting the general authorization and power hereby given, the said proxy being specifically instructed to vote the Trust Units represented by this form of proxy at the Meeting as follows:

1. **FOR** [____] or **WITHHOLD FROM VOTING FOR** [____] (or if no choice is specified, **FOR**) the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of Newalta Fund at a remuneration to be determined by the board of trustees of Newalta Fund;

2. **FOR** [____] or **WITHHOLD FROM VOTING FOR** [____] (or if no choice is specified, **FOR**) the election as trustees of the nominees set forth in the accompanying Management Information Circular and Proxy Statement (the "Information Circular");

3. **FOR** [____] or **AGAINST** [____] (or if no choice is specified, **FOR**) the approval of amendments to the Trust Unit Rights Incentive Plans of Newalta Fund as described in the Information Circular; and

4. On any other matters that may properly come before the Meeting in such manner as the said proxy may see fit.

This proxy is being solicited by the board of trustees of Newalta Fund and the management of Newalta Corporation for use at the Meeting. Unitholders are directed to the Information Circular which accompanies this form of proxy.

IN THE ABSENCE OF ANY SPECIFICATIONS ABOVE, THE SAID APPOINTEES SHALL BE DEEMED TO HAVE BEEN GRANTED AUTHORITY TO VOTE THE TRUST UNITS REPRESENTED BY THIS INSTRUMENT OF PROXY AS INDICATED IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT.

The person exercising this instrument of proxy has discretionary authority and may vote the Trust Units represented hereby as he or she considers best with respect to amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting or any adjournments thereof. The undersigned hereby revokes any instrument of proxy previously given and does further hereby ratify and confirm all that such proxy may do by virtue hereof.

Dated this ____ day of ____________________, 2007.

____
Signature of Unitholder*

____
Name - Please Print

Number of Trust Units Held: ____________________

This instrument of proxy, properly executed, is to be mailed in the enclosed envelope or sent by facsimile and must be received by Valiant Trust Company, Attention: Proxy Department, Suite 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1 (fax number: 403-233-2857), at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting in order to be valid.

*This instrument of proxy must be executed by the Unitholder or the Unitholder's attorney authorized in writing. If the Unitholder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney duly authorized in writing. Persons signing as executors, administrators, trustees, etc., should so indicate.

NEWALTA INCOME FUND

FINANCIAL STATEMENT REQUEST FORM

In accordance with securities regulations, Newalta Income Fund will send its annual financial statements and quarterly financial statements (including the related MD&A) only to those non-registered holders of trust units of Newalta Income Fund who request to receive such documents. Not only will this save paper, but it will also reduce the administrative expenses of Newalta.

Therefore, we are writing to ask you if you would like to receive these documents by mail.

If you do not choose to receive the annual financial statements or the quarterly financial statements by mail, they will still be available to you at *www.newalta.com* and at *www.sedar.com*.

Please note that you *will not* receive the annual financial statements or the quarterly financial statements (including the related MD&A) of Newalta Income Fund unless you complete and return this Financial Statement Request Form.

☐ Mark this box if you wish to receive quarterly financial statements and related MD&A by mail.

☐ Mark this box if you wish to receive annual financial statements and related MD&A by mail.

Non-registered Unitholders will be asked to renew their requests to receive annual financial statements and interim financial statements (including the related MD&A) each year.

Name: (Please Print) ______________________________

Address: ______________________________

______________________________ Postal Code: ______________

Signature: ______________________ Date: ______________________

CUSIP: 650 20R 109

THE ADDRESS FOR RETURN OF THIS FORM IS INDICATED BELOW.

VALIANT TRUST COMPANY
310, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1



File No. 82-34834


RECEIVED
APR 06 2007
WASH. D.C.
209
SECTION
PROCESSING
RECEIVED
INTERNATIONAL
CORPORATE FINANCE

NEWALTA INCOME FUND

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2006

March 20, 2007


NEWALTA

NEWALTA INCOME FUND

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

Page

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund, Newalta Corporation, the subsidiaries of Newalta Income Fund and/or Newalta Corporation, or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta Income Fund and Newalta Corporation with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, general market conditions, commodity prices, seasonality of operations, growth, acquisition strategy, integration of businesses into Newalta's operations, potential liabilities from acquisitions, regulation, landfill operations, competition, risk of pending and future legal proceedings, dependence on senior management, employees, labour unions, fuel costs, access to industry and technology, possible volatility of trust unit price, insurance, future capital needs, debt service, sales of additional trust units, dependence on Newalta Corporation, the nature of the trust units, unlimited liability of unitholders, Canadian federal income tax, redemption of trust units, loss of mutual fund trust status, the effect of Canadian federal government proposals regarding non-resident ownership, and the factors discussed under the headings "Information Respecting Newalta Corporation and Newalta Industrial – Risk Factors Affecting the Business of Newalta" and "Information Respecting Newalta Corporation and Newalta Industrial – Risks Related to the Structure of Newalta Fund" contained in this document.

Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta Income Fund does not intend, or assume any obligation, to update these forward-looking statements.

All initialized capital words used in this Annual Information Form which are not otherwise defined herein shall have the meanings ascribed thereto in the Glossary of Terms.

NEWALTA INCOME FUND

Newalta Income Fund ("**Newalta Fund**") was established pursuant to the Deed of Trust and is governed by the laws of the Province of Alberta. Newalta Fund is an unincorporated open end mutual fund trust. Newalta Fund owns all of the issued and outstanding Common Shares and Notes of Newalta Corporation and Newalta Corporation owns all of the issued and outstanding shares and notes of Newalta Industrial Services Inc. ("**Newalta Industrial**" and, together with Newalta Fund and Newalta Corporation, "**Newalta**"). Newalta Corporation is the corporation resulting from the amalgamation of Newalta Corporation and Newalta Acquisition Corporation, which was effected on March 1, 2003 in connection with a Plan of Arrangement involving Newalta Fund, Newalta Corporation and Newalta Acquisition Corporation. On January 6, 2006, Newalta Industrial acquired all of the outstanding shares of, and amalgamated with, PSC Industrial Services Canada Inc. See "Information Respecting Newalta Corporation and Newalta Industrial – Acquisitions Completed in the Past Three Years – Eastern Division – Acquisition of PSC Industrial Services Canada Inc.". The head and principal office of Newalta Fund is located at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9.

The principal undertaking of Newalta Fund is to hold, through its wholly-owned subsidiary, Newalta Corporation, the property and assets of Newalta. Newalta Fund's primary assets are currently the Common Shares and Notes. Newalta Fund participates in the cash flow from the business carried on by Newalta Corporation through its ownership of the Common Shares and Notes.

Through Newalta Fund, Unitholders participate in distributions from Newalta to the extent authorized by the Trustees of Newalta Fund. In accordance with the terms of the Deed of Trust, Newalta Fund makes cash distributions to Unitholders of the: (i) interest income earned from, and the repayments of principal on, the Notes; (ii) dividends, if any, received on the Common Shares; and (iii) amounts, if any, received on the repurchase of the Common Shares after expenses and capital expenditures, any cash redemptions of Trust Units, and other expenditures. Newalta Corporation endeavors to retain a portion of its cash flow over time to, among other things: (i) provide for the payment of any costs, expenses or liabilities incurred or to be incurred in the activities and operations of Newalta Fund; (ii) comply with the limits or restrictions contained in any loan agreement entered into by Newalta Corporation or any of its subsidiaries or affiliates; and (iii) make allowances for contingencies or for working capital, investments

or acquisitions. Newalta Corporation endeavours to distribute the balance to Newalta Fund. The actual percentage retained by Newalta Corporation is subject to the discretion of the Board of Directors of Newalta Corporation and may vary from month to month. See "Information Respecting Newalta Income Fund".

Newalta Fund is restricted to:

(a) investing, directly or indirectly, in any of the securities issued by Newalta Corporation and borrowing funds for that purpose;

(b) investing in any other securities of any person and making such investments as the Trustees may determine and borrowing funds for that purpose; provided that, such investments do not at the time of investment: (i) prevent the Trust Units from qualifying as units of a "unit trust" and "mutual fund trust" within the meaning of the Tax Act; or (ii) result in the Trust Units being disqualified for investment by Exempt Holders;

(c) temporarily holding cash and short term investments in accordance with a policy from time to time determined by the Trustees for the purposes of making investments, paying the expenses and the liabilities of Newalta Fund, paying amounts payable by Newalta Fund in connection with the redemption of any Trust Units, or making distributions to Unitholders;

(d) issuing Trust Units or securities exchangeable for Trust Units for the purpose of obtaining funds to conduct any of the activities of Newalta Fund, completing any acquisition of securities or any other assets for the benefit of Newalta Fund, implementing compensation plans, if any, established by the Trustees for the benefit of Newalta Fund, and making non-cash distributions to Unitholders as contemplated by the Deed of Trust including pursuant to distribution reinvestment plans or distribution reinvestment and Trust Unit purchase plans, if any, established by Newalta Fund;

(e) issuing debt securities provided recourse shall be limited to the assets of Newalta Fund;

(f) repurchasing and redeeming Trust Units, including pursuant to any issuer bid made by Newalta Fund;

(g) performing all acts necessary, incidental, ancillary or related to any of the foregoing paragraphs (a) to (f); and

(h) undertaking such other activities, or taking such actions as shall be approved by the Trustees from time to time.

Newalta Fund shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on January 16, 2003 unless terminated prior to such time in accordance with the terms of the Deed of Trust.

INFORMATION RESPECTING NEWALTA CORPORATION AND NEWALTA INDUSTRIAL

Background

Newalta Corporation was incorporated on July 15, 1980, and was continued under the ABCA on August 31, 1984. On June 4, 1991, two wholly-owned subsidiaries of Newalta Corporation amalgamated to form Newalta Environmental Services Corporation which then amalgamated with Newalta Corporation and continued under the name Newalta Corporation. On January 1, 2002, Newalta Corporation amalgamated with three of its wholly-owned subsidiaries and continued under the name Newalta

Corporation. On March 1, 2003, pursuant to the terms of the Arrangement, Newalta Corporation amalgamated with Newalta Acquisition Corporation. The head office of Newalta Corporation is located at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, and the registered office is located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

Newalta Industrial was incorporated on December 22, 2005 pursuant to the laws of the Province of New Brunswick. On January 6, 2006, Newalta Industrial acquired all of the outstanding shares of, and amalgamated with, PSC Industrial Services Canada Inc. See "Information Respecting Newalta Corporation and Newalta Industrial – Acquisitions Completed in the Past Three Years – Eastern Division – Acquisition of PSC Industrial Services Canada Inc.". On January 12, 2006, Newalta Industrial was continued under the ABCA. The head office of Newalta Industrial is located at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, and the registered office is located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

General

Newalta is engaged in the processing and recovery of saleable products from waste materials. Since 1993, Newalta has applied and commercialized proven technologies to recover valuable products from waste, expanded its service offerings, entered new geographic markets and acquired complementary businesses. During this period, Newalta experienced an average annual growth rate of approximately 33% in revenue. Approximately half of this growth was attributable to acquisitions while the balance was attributable to the development of new facilities and additional services at existing facilities.

Newalta serves a broad range of national and multi-national customers and is one of Canada's largest providers of industrial waste management services and a leader in the recovery and recycling of valuable products from waste streams. Newalta has a diverse customer base across multiple industry sectors, including upstream oil and gas, refining, petrochemical, pulp and paper, automotive, mining, forestry, steel, transportation and manufacturing. In its two operating divisions, the Western Division ("**Western**") and the Eastern Division ("**Eastern**"), Newalta employs more than 1,700 people in its network of over 70 facilities across Canada.



Newalta's operations are guided by its core values of safety, regulatory compliance and adherence to strong business ethics. These values drive all of Newalta's business relationships and create the framework for positive growth, excellent customer service, strong stakeholder relationships and employee development.

Newalta's integrated network of facilities and services provides customers with access to a wide range of service options, facility proximity, current technology, reduced costs and high standards for safety and environmental performance. A geographic (local, regional and national) and key customer account approach is taken to sales of services. The services offered in specific geographic markets are tailored to the demands of the market and utilize Newalta's operating and technical knowledge. Newalta competes with regional competitors or competitors for specific services; however, no single competitor on a national basis offers the same set of comprehensive services through a network of processing, treatment and disposal facilities.

Newalta focuses on investments in technology that are intended to maximize the recovery of products for resale and minimize the waste residues that require ultimate disposal. Several technologies have been applied through operating knowledge to various waste streams to recover crude oil from oilfield waste, re-refine used lubricating oil, process wastewaters and aqueous sludges, recycle oil filters, redistill glycols and solvents and recycle frac sand and drilling mud. Technological developments have led to improved products and new market opportunities.

As a result of acquisitions completed in 2006, Newalta expanded service offerings in western Canada and reduced its exposure to commodity prices and drilling activity by extending its facility network into Ontario, Québec and Atlantic Canada. Also in 2006, Newalta concentrated on improving the efficiency of its collection network, developing processing technology at existing facilities and integrating acquisitions. Newalta anticipates revenue growth from continued market development, specific service expansions, such as onsite services, drill site services and the acquisition of complementary businesses.

In December 2006, Newalta reorganized its operations into its two current operating divisions: Western and Eastern. In western Canada, Newalta combined the Industrial and Oilfield divisions to form Western in order to manage costs effectively, while providing a seamless service package to customers, enhanced productivity and consistency of operations. Services offered to customers in Oilfield and Industrial are similar and are sold to a similar customer base. Newalta merged or eliminated some senior management and sales positions, resulting in improved efficiencies as well as reductions to overhead costs. The Western division now comprises three business units: Oilfield, Drill Site and Industrial; while the Eastern division comprises two business units: Ontario and Québec/Atlantic Canada. Drill Site and Oilfield share a common customer base and Drill Site utilizes Oilfield's facilities for residual waste processing and disposal. Similarly, Industrial shares a common customer base with Oilfield and Drill Site, necessitating the integration of these businesses into one operating division. For 2006 financial reporting purposes, there are three reportable segments as the above-noted changes were not instituted until late in 2006: Oilfield (which comprises the Oilfield and Drill Site business units), Industrial and Eastern (which comprises the Ontario and Québec/Atlantic Canada business units). The following table sets out the external revenue (in thousands) generated from the three reportable segments over the last three fiscal years (where applicable):

	Year Ended December 31					
	2006		2005		2004	
	Revenue ($000's)	% of Total Revenue	Revenue ($000's)	% of Total Revenue	Revenue ($000's)	% of Total Revenue
Oilfield	252,622	57	170,850	69	114,692	64
Industrial	97,673	22	77,236	31	63,976	36
Eastern.................	90,746	21	--	--	--	--
Total	441,041	100	248,086	100	178,668	100

Western Division

Western, consisting of Oilfield and Industrial, currently operates 50 facilities with approximately 900 people in British Columbia, Alberta and Saskatchewan. Western is operated and managed as an integrated set of assets to provide a broad range of seamless waste management and recycling services. Western holds an approximate 45% market share with regional competitors in each market segment, with no one competitor offering a similar integrated service package across the broad geographic market.

Oilfield (includes Oilfield and Drill Site Business Units)

The Oilfield business unit provides a broad range of services tailored to the oil and gas industry through a network of 30 facilities located in key crude oil and natural gas production areas in western Canada with a diverse mix of mobile equipment and services. Oilfield accounts for approximately 51% of Western's revenue and employs approximately 300 people. Services offered by Oilfield's fixed facility network include waste processing, crude oil recovery, water recycling, custom treating, clean oil terminalling, water disposal, salt cavern disposal, salt cavern storage, landfills and onsite services. Onsite services involve the mobilization of equipment, technology and people to process waste at customer production locations.

The Drill Site business unit employs approximately 240 people and accounts for approximately 21% of Western's revenue. Drill Site mobilizes its equipment and people from 2 facilities and utilizes the Oilfield network for residual waste processing and disposal. Drill Site services include: pre-drilling site assessments; drilling waste management; onsite centrifugation; rig site equipment rentals, including solids control and drill cuttings systems; drilling fluid sales and service; post-drilling remediation; and well abandonment. The Drill Site business unit was developed by acquisition. See "Information Respecting Newalta Corporation and Newalta Industrial – Acquisitions Completed in the Past Three Years – Western Division – Drill Site Business Unit".

Oilfield's performance is impacted by the general state of the economy in western Canada, as well as commodity prices and drilling activity. The impact of declining crude oil prices on volumes of oilfield waste materials received for processing has an immediate negative affect on revenue and margins for the facilities in the heavy oil corridor. This adverse impact is delayed for approximately six to 12 months for the facilities that handle light crude oil wastes. This difference in timing reflects the inherent lower netbacks and higher volumes of waste materials generated in heavy oil production as compared to light oil production. With the decline of the heavy oil facilities contribution to total revenue, Newalta is substantially less sensitive to fluctuations in heavy oil prices. Further, Newalta's expansion into industrial services in eastern Canada has diversified its services and reduced its exposure to commodity prices and drilling activity. For the year ended December 31, 2006 Oilfield's revenue was $252.6 million, representing 57% of Newalta's total revenue.

In the oil and gas waste management industry, consolidation has occurred over the last several years, effectively reducing the market to two competitors, Newalta and CCS Inc. Each of Newalta and

CCS Inc. has an extensive network of facilities and are significant competitors for oilfield waste treatment and disposal services. In addition, the provision of waste management and recycling services provided by Newalta is largely dependent upon the willingness of customers to outsource their waste management activities.

For the year ended December 31, 2006, $70.7 million was invested in Oilfield consisting of $10.6 million in maintenance capital investments, $41.3 million in growth capital expenditures and $18.8 million in acquisition expenditures. Capital expenditures consisted of productivity improvements, increased centrifuge capacity, routine maintenance investments and the expansion of services for onsite processes, drill site services and landfill development.

Industrial

Industrial collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil through a fixed facility network, and provides mobile onsite services throughout western Canada. A significant portion of Industrial's revenue is also derived from the processing and disposal of oilfield wastes. Industrial has approximately 360 people working in 17 facilities in Alberta and British Columbia. Recovered materials are processed into resalable products, including base oils, refinery feedstock, industrial fuels and carrier fluids, such as drilling oil. Industrial's performance is impacted by the general state of the economy in western Canada, as well as commodity prices and economic conditions related to the oil and gas, mining and forestry industries. The automotive market into which resalable products are sold is generally a stable market as the volume of products, such as lube oil, is reasonably consistent year-over-year. While there are regional competitors for Industrial's business, there is no single competitor that offers a similar comprehensive service package in western Canada. For the year ended December 31, 2006, Industrial's revenue was $97.7 million, representing 22% of Newalta's total revenue.

For the year ended December 31, 2006, $10.4 million was invested in Industrial consisting of $3.4 million in maintenance capital investments and $7.0 million in growth capital expenditures. Capital expenditures consisted of productivity improvements, additional centrifuges, facility and asset upgrades and routine maintenance investments.

Eastern Division

In 2006, six acquisitions established Eastern. The Ontario business unit operates 8 facilities employing approximately 255 people. See "Information Respecting Newalta Corporation and Newalta Industrial – Acquisitions Completed in the Past Three Years – Eastern Division – Acquisition of PSC Industrial Services Canada Inc.". The Québec/Atlantic Canada business unit operates 16 facilities employing approximately 295 people. See "Information Respecting Newalta Corporation and Newalta Industrial – Acquisitions Completed in the Past Three Years – Eastern Division – Acquisitions in Québec and Atlantic Canada".

Eastern provides industrial waste management and other environmental services to markets located in eastern Canada through its integrated network of assets. This network features an engineered non-hazardous solid waste landfill in Ontario (Stoney Creek) that handles approximately 500,000 metric tonnes of waste per year and, based on current volumes, has an estimated remaining life of 17 years. Eastern's network also includes: industrial solid waste pre-treatment facilities; industrial waste transfer and processing facilities; a fleet of specialized vehicles and equipment for waste transport and onsite handling; and an emergency response service. Eastern's performance is impacted by the general state of the economy in eastern Canada and the bordering U.S. states, fluctuations in the U.S./Canadian dollar exchange rate, and specific market conditions in the manufacturing and automotive industries.

Several favourable industry trends provide potential growth opportunities for Eastern including enhanced government regulations in the Province of Ontario with respect to the treatment of industrial waste, scarce current landfill capacity in Ontario, lengthened permitting processes for new landfills, and the growing trend towards outsourcing of waste management activities. The geographic expansion of Newalta has helped diversify its services and is expected to reduce exposure to commodity prices and drilling activity. Eastern holds an approximate 15% market share with regional competitors in each market segment; however, no single competitor offers a similar comprehensive integrated service package across the broad geographic market. For the year ended December 31, 2006, Eastern's revenue was $90.7 million representing 21% of Newalta's total revenue.

For the year ended December 31, 2006, $207.3 million was invested in Eastern consisting of $6.3 million in maintenance capital investments, $21.0 million in growth capital expenditures and $180.0 million in acquisition expenditures. Capital expenditures consisted of facility improvements, productivity and efficiency increases and service expansion.

Markets and Services

Newalta's integrated network of facilities and services provides customers with access to a wide range of service options, close facility proximity, current technology to improve efficiency, reduced costs and high standards for safety and environmental performance. A geographic and key account approach is taken to sales of services.

Each of Newalta's facilities acts as a portal into a broad suite of services and capabilities. Newalta provides an integrated approach to waste management through the core areas of:

- Waste Processing
- Recycling and Product Recovery
- Drill Site Services and Onsite Services
- Collection and Transportation
- Disposal
- Ancillary Services

Waste Processing

Newalta operates an integrated facility network using its operations and technical knowledge to collect, consolidate and process industrial waste from across Canada and bordering states. Newalta processes both organic and inorganic waste streams. Newalta utilizes its operating knowledge and technical expertise to apply centrifugation, distillation and physical chemical treatment in processing the waste streams it collects and receives at its facilities. Newalta's strategic objective is to maximize the recovery of saleable and reusable products while reducing the volume of waste for disposal.

Residues generated in Newalta's waste processing operations are further treated and disposed of to meet or exceed regulatory requirements either at Newalta disposal facilities or approved third party facilities.

A wide range of organic and inorganic wastes are processed at Newalta's facilities including:

- Acids
- Caustics
- Completion fluids
- Contaminated fluids
- Contaminated soil
- Drilling fluids
- Emulsions
- Frac fluids
- Frac sand
- Fuels
- Interceptor wastes
- Lab packs
- Oily water
- Slop oil
- Sludges
- Solids
- Spill material
- Tank bottoms
- Waste glycol
- Waste oils
- Waste paint
- Waste solvents
- Wastewater

Recycling and Product Recovery

Newalta's strategic objective is to find technologies that will economically create valuable products from waste streams. Value can be derived from returning a product to its original use, creating a new use for a product or creating energy recovery from waste streams previously lost to final disposal options. Newalta's innovative thinking has helped develop new markets for recycled and refined products. This can be seen in Newalta's ability to market the crude oil it recovers from highly emulsified drilling wastes using centrifugation. Newalta is the only company in western Canada, to its knowledge, to re-refine used motor oils into a wide range of new products that meet or exceed industry standards.

Products include:

Crude Oil

- Recovered from drilling and production wastes
- Marketed through major commodity brokers
- Distributed to refining operations in Canada and the U.S. via pipeline

Fuels and Drilling Fluids

- Developed from recovered products
- Refined to precise performance specifications
- Delivered via rail and truck to industrial users and major oil companies for use in a variety of applications, including:
  - Explosive carriers
  - Industrial fuel oils
  - Heating fuels
  - Oil and gas drilling fluids
  - Refinery-grade feedstocks

Lubricants, Greases and Hydraulic Fluids

- Developed using re-refined products

	• Blended to exact formulations to optimize performance • Delivered directly to major industrial users or through a distributor network to retail outlets and private branders
Re-refined Base Oils	• Manufactured from used oils during the re-refining process • Used in precise formulations for numerous prominent brands of blended lubricants for the automotive market • Distributed via rail to major lubricant manufacturers throughout Canada and the U.S.
Solvents and Antifreeze	• Developed using recovered products • Formulated with additives to boost performance • Distributed to major automotive dealerships and automotive maintenance chains across Canada through a network of distribution facilities and delivery vehicles
Water	• Recovered in the processing of industrial wastewaters and other wastes • Treated and made suitable for: ➢ Recycling within a customer's plant operations ➢ Discharge into municipal sewer systems ➢ Disposal via injection at a water disposal well

Drill Site Services and Onsite Services

The drill site services and onsite project capabilities further reinforce Newalta's approach to single-source service solutions for customers. When Newalta manages waste directly onsite it brings its people, processing expertise, specialized equipment and technology to a customer's site to manage that customer's needs at the source. This is both a short and long term solution since it may result in either a short turnaround or a complete design, build and operational solution for the customer. Newalta's onsite approach creates value for its customers' operations and minimizes off-site disposal. This is an efficient way to take advantage of Newalta's experience, comprehensive services and integrated facility network.

Drill site services and onsite processing and project capabilities include:

Processing	• Confined space entry • Dredging and dewatering • Drill cuttings systems and management • Drilling waste management • Industrial cleaning: ➢ Dry ice blasting ➢ High and low-pressure washing ➢ Power vacuuming	• Mobile centrifuges • Plant turnarounds • Robotic tank cleaning • Slop oil processing • Sludge processing • Solids Control • Spill clean-up • Tank cleanouts/turnarounds
Technical Services	• Lab packing • Laboratory analysis	• Site remediation • Waste characterization

- Site assessments
- Site reclamation
- Well abandonment

Collection and Transportation

Newalta's specialized collection and transportation capabilities enhance its ability to serve its customers. A diverse fleet of transport vehicles collects and hauls bulk volumes of industrial waste, used lubricants and automotive waste. Specially designed vans transport drummed materials. The transportation fleet enables Newalta to deliver mobile services to its customers' site, efficiently and effectively.

The transportation fleet includes:

- B-trains
- Box vans
- Flat deck truck and trailer units
- Hydro-vacs
- Industrial wet/dry vac trucks
- Liquid bulk trucks
- Lugger trucks
- Mobile industrial cleaning units
- Pressure steamer units
- Roll-on/roll-off box rentals
- Sealed-end dump tractor-trailer units
- Vacuum trucks

Disposal

Disposing of residual wastes in an environmentally sound manner is a key component of a comprehensive waste management operation. Newalta operates fully regulated and engineered landfills, water disposal wells (to dispose of wastewater) and salt caverns to support its operations and satisfy its customers needs.

Stoney Creek, Newalta's non-hazardous, solid industrial waste landfill located in Ontario:

- utilizes pre-treatment facilities that consolidate and pre-treat the industrial waste approved for the landfill;
- uses an engineered liner system to contain the waste and control the movement of leachate; and
- is registered to the ISO 14001 environmental management standard.

Non-hazardous solid waste, generated primarily from the oil and gas industry in western Canada, is received and directed to one of Newalta's five landfills located in western Canada.

Salt cavern disposal facilities in western Canada provide (i) disposal of waste that does not meet landfill disposal requirements, (ii) a final repository to manage difficult waste, and (iii) cost-effective options for secure disposal.

Ancillary Services

Adding and developing new services for Newalta's customers provides comprehensive service packages that reduce the number of service suppliers its customers must deal with on a daily basis. Newalta continues to develop and add new services to complement its core services and deliver value to

its customers, including: bin rentals; clean oil terminalling and custom treating; crude oil marketing; dust control; emergency response; equipment rentals; filtainers™; ice control; laboratory analysis; tank wash; truck wash; waste brokering; and waste tracking service.

Seasonality of Operations

The operations of Oilfield, Industrial and Eastern are affected by, among other things, weather conditions, commodity prices and the timing of contributions from capital investments and acquisitions. The ability to transport waste is dependent on weather conditions. During the winter months, the ability to provide various onsite services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for Industrial and Eastern. For Oilfield, frozen ground during the winter months tends to provide an optimal environment for drilling activities and consequently, the first quarter is typically strong for this segment. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Oilfield's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for all segments due to favourable weather conditions and market cyclicality. Following an acquisition, management is focused on integrating the newly acquired business and people while concurrently upgrading the acquired facilities to levels consistent with other Newalta facilities and recruiting additional people to support future growth. Upon completion, management focuses on developing opportunities in the market including pricing improvements, growth capital investments, innovation, service expansions and additional acquisitions. Accordingly, the contribution that acquired businesses and growth capital investments incurred in connection with such businesses have on the financial results of Newalta is delayed until completion of this approach to integration.

Recent Developments

2007 Capital Budget

On December 13, 2006, Newalta Fund announced its 2007 capital budget of $148.0 million, consisting of $28.0 million in maintenance capital expenditures and $120.0 million in growth capital investments. The growth capital program will be invested in facilities and equipment to expand services, improve productivity and enhance market coverage in Western (currently budgeted at approximately $55.3 million) and Eastern (currently budgeted at approximately $37.4 million). The balance of the growth capital program will be spent on leasehold improvements for Newalta's new head office building in Calgary, the implementation of a new ERP system and integrating Eastern and Western divisions' information systems. Management of Newalta Corporation regularly assesses the allocation of growth capital investments and, as such, the dollar amounts allocated to each operating division may be re-allocated between the divisions and specific projects.

Equity Issue

On January 26, 2007, Newalta Fund issued 3.0 million Trust Units at a price of $26.10 per unit for gross proceeds of $78.3 million. The net proceeds of approximately $74.3 million were used to pay down outstanding indebtedness under the term facilities borrowed to complete the Québec and Atlantic Canada acquisitions and the acquisition of Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd. See "Information Respecting Newalta Corporation and Newalta Industrial – Acquisitions Completed in the Past Three Years – Eastern Division – Acquisitions in Québec and Atlantic Canada" and "Information Respecting Newalta Corporation and Newalta Industrial – Acquisitions Completed in the Past Three Years – Western Division – Drill Site Business Unit".

Potential Pending Internal Reorganization

Management continues to pursue an advance tax ruling in respect of the previously announced internal reorganization and is reviewing the effect that the releases of the Department of Finance on October 31, 2006 and December 15, 2006 may have on the internal reorganization if the advance tax ruling is obtained. Management of Newalta currently believes that if the internal reorganization is completed, the earliest date of implementation will be in 2008.

Acquisitions Completed in the Past Three Years

Newalta has acquired and integrated complementary businesses to expand its services and enter new geographic markets. Since 2002, Newalta has acquired 19 businesses, including the following acquisitions since January 1, 2004.

Eastern Division

Acquisition of PSC Industrial Services Canada Inc.

The Ontario business unit was developed by acquisition. On January 6, 2006, Newalta Industrial acquired all of the outstanding shares of PSC Industrial Services Canada Inc. (the "**PSC Acquisition**") for $120.4 million cash (including acquisition costs and working capital adjustments). Headquartered in Burlington, Ontario, PSC Industrial Services Canada Inc. provides industrial waste management and other environmental services to markets primarily in Ontario through its integrated network of facilities located in Hamilton, Windsor, Barrie, Toronto, Brantford and Fort Erie. Newalta Fund filed a Business Acquisition Report regarding the PSC Acquisition on February 15, 2006.

The PSC Acquisition was financed from credit facilities provided to Newalta Corporation by certain banks and a $70.0 million non-revolving term facility due 180 days from closing of the PSC Acquisition (the "**Bridge Facility**"). On March 3, 2006, Newalta Fund issued 7.0 million Trust Units for gross proceeds of $196.0 million ($185.7 million net) which were used to repay in full the Bridge Facility and the balance was applied to outstanding indebtedness under Newalta Corporation's credit facilities.

Acquisitions in Québec and Atlantic Canada

Following the integration of the Ontario business unit into Newalta, the Québec/Atlantic Canada business unit was also developed by acquisition. Since August 2006, Newalta Industrial completed five acquisitions for a total combined purchase price of approximately $59.5 million (including acquisition costs and working capital adjustments). The operations employ approximately 325 people based at 16 facilities in Québec and Atlantic Canada. Particulars of these acquisitions are as follows:

- On August 1, 2006, Newalta Industrial acquired the operating assets of Québec-based Norama Industries Inc., having a network of three facilities in Québec delivering industrial cleaning and environmental services to refinery, petrochemical, industrial and manufacturing companies;

- On October 6, 2006, Newalta Industrial acquired the operating assets of the hazardous waste and cleaning division of Services Matrec Inc. in Québec from TransForce Income Fund. The operations had a network of facilities throughout Québec with 130 people and provided collection, treatment and disposal of industrial wastes, soil and water treatment services and onsite industrial cleaning services;

- On November 1, 2006 Newalta Industrial acquired the Québec based assets of Solutions Environnementales MPM which provide environmental solutions and industrial waste management services to automotive and other industrial companies;

- With respect to expansion in Atlantic Canada, on August 31, 2006, Newalta Industrial acquired the assets of a business operating a waste transfer station in St. John's, Newfoundland and providing services to various industries in Newfoundland and Labrador, including offshore oil and gas companies; and

- On December 7, 2006, Newalta Industrial acquired the operating assets of Dartmouth, Nova Scotia-based Matrix Environmental Inc. ("**Matrix**"). Matrix provided oil recovery, industrial waste management and other environmental services to offshore oil and gas producers and refiners as well as to industrial and municipal waste generators. Matrix operated a fleet of 13 centrifuges that extends Newalta's existing centrifuge operations and possessed a robotic tank cleaning process.

Western Division – Drill Site Business Unit

Beginning in 2004, Newalta began to create the Drill Site business unit through the acquisition of complementary businesses. Since 2004, Newalta has completed the following four acquisitions for an aggregate purchase price of approximately $80.8 million:

- On June 1, 2006, Newalta Corporation acquired all of the outstanding shares of Calgary-based Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd. The two companies managed waste handling and abandonment operations for oil producers and drillers. The purchase price was $18.8 million (including acquisition costs and working capital adjustments). In addition, $1.8 million of retention bonuses is payable in connection with this acquisition to key shareholders over a four year period from closing;

- Newalta Corporation acquired the drill site and drilling fluid assets of Calgary-based GLP Group Inc. ("**GLP**") on November 1, 2005. The purchase price of $47.5 million consisted of $23.5 million cash and the issuance of 1,167,883 Trust Units at a deemed price of $20.55 per Trust Unit. In addition to the purchase price, $5.4 million of working capital was acquired for cash. Operating out of its facility in Leduc, Alberta, GLP employed 118 people in two operating units, Unique Oilfield Technology Services ("**UNOTEC**") and Symco Drilling Fluids ("**Symco**"). The drill site waste management systems acquired from UNOTEC handle drilling wastes from the point of generation with the residual solids being disposed of in an environmentally sound and efficient manner. Symco developed and supplies oil-based drilling fluids and fluid management programs primarily for gas exploration. The acquired businesses, which are concentrated in the Niton Junction and Grand Prairie, Alberta and Fort St. John, British Columbia areas, complement Western's existing facility network. These businesses are consistent with Newalta's strategy to expand services to existing customers and they complement Western's drill site centrifuge rental business;

- On August 1, 2005, Newalta Corporation acquired substantially all of the assets of WasteCo Environmental Services Ltd. of which half of the acquired assets were integrated in the Drill Site business unit with the other half being integrated in the Industrial business unit. These operations, with 73 people, provide a broad range of oilfield and industrial waste management services in Alberta, British Columbia and

Saskatchewan which complement Western's existing operations. The acquisition broadened Newalta's service offerings to include turnkey outsourcing of all waste and environmental management services including waste tracking and oilfield site reclamation. The business included three soil treatment operations, two transfer station facilities and two industrial landfill operations. The total purchase price for the acquisition, including $2.7 million of working capital, was $8.1 million in cash; and

- Newalta Corporation also acquired, effective June 1, 2004, for a purchase price of $5.0 million cash, the assets of Coyote Oilfield Rentals (Alta.) Ltd., consisting of 28 centrifuge units which are leased to oil and gas producers throughout western Canada as part of their comprehensive drilling mud management program.

Western Division – Oilfield and Industrial Business Units

Consistent with Newalta's strategy to acquire and develop satellite operations to increase geographic coverage, during 2005, Oilfield acquired an oilfield facility in Greencourt, Alberta and an oilfield waste facility near Plover Lake, Saskatchewan and in 2004 acquired, for an aggregate purchase price of $6.3 million, two satellite oilfield facilities, one located near Drumheller, Alberta and the other located near Redwater, Alberta.

In 2005, Industrial acquired a specialized fleet of vehicles, including 18 high-pressure industrial wash units and 17 vacuum trucks, in connection with a business which provides onsite industrial cleaning, high-pressure washing and tank cleanouts to refineries and petrochemical companies located in Edmonton and Fort Saskatchewan, Alberta. In addition, on March 31, 2004, Newalta Corporation acquired the assets of the Scanland's vacuum truck, industrial waste and related operations located in the east Kootenay region of southern British Columbia for a purchase price of $4.9 million cash. The business operations acquired included a fleet of 22 vehicles involved in the collection, transportation and disposal of industrial sludges and waste water as well as general vacuum truck and industrial services.

Outlook

Future growth is expected to be driven by a combination of investments in existing operations as well as acquisitions of complementary businesses consistent with Newalta's growth over the past 10 years. The acquisitions and capital investments completed in 2006 expanded Newalta's geographic reach across Canada and reduced exposure to commodity prices and drilling activity. While maintaining growth in western Canada, Newalta anticipates continuing to invest in opportunities to exploit its position in the large eastern Canadian market by expanding services, transferring operating knowledge, adding new technologies, improving market coverage and enhancing productivity. These opportunities across Canada are expected to further diversify services and capitalize on Newalta's national network, organization, infrastructure and strong customer relationships.

Share Capital

Newalta Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. Each Common Share entitles the holder to receive notice of and to attend all meetings of the shareholders of Newalta Corporation and to one vote at such meetings. The holders of Common Shares will be, at the discretion of the Board of Directors and subject to applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the Common Shares. The holders of Common Shares will be entitled to share equally in any distribution of the assets of Newalta Corporation upon the liquidation, dissolution, bankruptcy or winding-up of Newalta Corporation or other distribution of its assets among its shareholders for the

purpose of winding-up its affairs. The preferred shares are issuable in one or more series. The Board of Directors is empowered to fix the number of preferred shares and the rights, privileges, restrictions and conditions to be attached to the preferred shares of each series. Newalta Fund is the owner of all of the Common Shares and there are no preferred shares currently outstanding.

Notes

The following is a summary of the material attributes and characteristics of the Notes issued pursuant to the Note Indenture. As at February 28, 2007, the principal amount of the Notes was approximately $592 million.

Terms and Issue of Notes

The Notes are unsecured and bear interest from the date of issue at 12.5% per annum. Interest is payable for each month during the term on the last business day of the month. The Notes are issued only as registered Notes in the minimum denomination of $100.

Subject to the terms of any other financing arrangement having priority to the Notes, the outstanding principal amount of the Notes is due and payable on March 1, 2013. Newalta Corporation shall at any time be allowed to redeem, prepay or repurchase all or any part of the outstanding principal without bonus.

Principal and interest on the Notes is payable in lawful money of Canada directly to the holders of the Notes.

Ranking

The Notes are unsecured debt obligations of Newalta Corporation and rank *pari passu* with all other unsecured indebtedness of Newalta Corporation, but subordinate to all secured debt.

Events of Default

The Note Indenture provides, among other things, that any of the following shall constitute an "Event of Default": (i) default in repayment of the principal of the Notes when required; (ii) the failure to pay all of the interest obligations on the Notes for a period of 90 days; (iii) if Newalta Corporation has defaulted and a demand for payment has been made or payment thereof has been accelerated under the provisions of any material instrument, indenture or document evidencing indebtedness in excess of $1 million and Newalta Corporation has failed to remedy such default within applicable curative periods; (iv) any judgment or order for the payment of money in excess of $1 million is rendered against Newalta Corporation and either enforcement proceedings have been commenced by a creditor upon the judgment or order or there is any period of 30 consecutive days during which a stay of enforcement of the judgment or order, by reason of a pending appeal or otherwise, is not in effect; (v) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (vi) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 60 days after notice in writing has been given by the trustee appointed under the Note Indenture to Newalta Corporation specifying such default and requiring Newalta Corporation to rectify the same; (vii) any encumbrancer takes possession of any part of the property of Newalta Corporation which is all or substantially all of the property of Newalta Corporation; and (viii) Newalta Corporation ceasing to carry on in the ordinary course its business or a substantial part thereof.

Remedies

Whenever an Event of Default has occurred the holder(s) of the majority in principal amount of the Notes outstanding may, by request, cause the trustee appointed under the Note Indenture to declare the principal of and interest on all Notes then outstanding to be due and payable and to proceed to enforce their rights under the Note Indenture by any action, suit, remedy or proceeding authorized or permitted by law or by equity, provided however, that the trustee appointed under the Note Indenture right to proceed may be limited by the provisions of any applicable subordination agreement. Neither the trustee appointed under the Note Indenture nor the holders of the Notes shall take any steps or actions with respect to an Event of Default without the prior written consent of Newalta Fund at any time that Newalta Fund holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding Notes.

Waiver of Default

The holder(s) of the majority in principal amount of the Notes outstanding may instruct the trustee appointed under the Note Indenture to waive any Event of Default.

Distribution Policy

It is currently anticipated that the only income to be received by Newalta Fund from Newalta Corporation will be from: (i) the interest received or receivable on the principal amount of the Notes to the extent the interest has not been included in income in a previous year; and (ii) the dividends received on the Common Shares. Newalta Fund currently expects to make monthly cash distributions to Unitholders of the interest income earned from the Notes and dividends, if any, received on the Common Shares, after expenses, capital expenditures and any cash redemptions of Trust Units. See "Information Respecting Newalta Income Fund – Distributions to Unitholders".

Material Debt

Newalta Corporation has available to it, through certain banks, term facilities of a total principal amount of $280.0 million (the "**Term Facilities**") consisting of a $35.0 million extendible operating facility for working capital requirements and a $245.0 million extendibles term credit facility to fund growth capital acquisition expenditure and letters of credit. As at December 31, 2006, a total of approximately $166.3 million was outstanding under the Term Facilities. Subsequent to year-end, $74.3 million was applied to pay down outstanding indebtedness under the Term Facilities from funds raised in the January 2007 public offering resulting in outstanding indebtedness as at February 28, 2007 of approximately $127.9.

The Term Facilities are provided on an extendible revolving basis and are primarily secured by charges on all present and future property of Newalta Corporation and Newalta Industrial. Such charges have been granted, among other things, by way of a floating charge debenture given by each of Newalta Corporation and Newalta Industrial. Borrowings under the Term Facilities may be made in either Canadian or United States dollars. The interest rates payable by Newalta Corporation under the Term Facilities vary based upon the applicable credit facility, the type of borrowing and Newalta's funded debt to earnings before interest, taxes, amortization and depreciation ratio. The credit agreement under which the Term Facilities are made available to Newalta Corporation contains representations and warranties, covenants and events of default customary for transactions of this nature, including a number of financial ratio tests which generally are to be satisfied on a quarterly basis. The terms of such credit agreement and the related documents under which the Term Facilities are made available to Newalta contain provisions that ensure that the providing banks have priority over the Unitholders in respect to the assets and income

of Newalta Corporation and Newalta Industrial. Amounts due and owing to the banks under the Term Facilities must be paid before any distributions can be made to Unitholders. This relative priority of payments could result in an interruption of distributions to Unitholders. See "Information Respecting Newalta Corporation and Newalta Industrial – Risk Factors Affecting the Business of Newalta – Debt Service".

Directors and Executive Officers

The following table and the notes thereto state the names of the directors and executive officers of Newalta Corporation, all other positions and offices with Newalta Corporation now held by them, their principal occupations or employments during the five preceding years and the periods during which they have served as directors, as applicable, of Newalta Corporation.

Name and Position with the Corporation	Principal Occupation During Five Preceding Years	Director Since(1)
Alan P. Cadotte (Age: 57) Calgary, Alberta, Canada *Director, President and CEO*	Officer of Newalta Corporation since January, 1993.	November, 1992
Robert M. MacDonald(2)(4) (Age: 61) Calgary, Alberta, Canada *Director*	Independent Businessman since May 2003. Prior thereto, Director Commercial Banking, Oil & Gas, CIBC World Markets Inc. (investment banking firm) since October 1998.	December, 2003
R. Vance Milligan, Q.C.(4)(5) (Age: 55) Calgary, Alberta, Canada *Director*	Partner, Bennett Jones LLP (barristers and solicitors).	March, 1994
Felix Pardo(2)(5) (Age: 69) Cambridge, Massachusetts, USA *Director*	Independent Businessman since December 2002. Prior thereto, Chairman and Chief Executive Officer of Dyckerhoff Inc. (United States cement producer) since July 1998.	March, 1991
R. H. (Dick) Pinder(2)(3) (Age: 57) Calgary, Alberta, Canada *Director*	President, Kingsmere Corporate Finance Ltd. (private investment and advisory company).	September, 1994
Gordon E. Pridham(3)(4) (Age: 51) Toronto, Ontario, Canada *Director*	President, Edgewater Capital Inc. (private investment and advisory company) since 2003. Prior thereto, President and Chief Executive Officer of IPC Securities Corporation (financial planning company) since 2001 and prior thereto, Managing Director of Raymond James Ltd. (financial services company).	June, 2004
Clayton H. Riddell (Age: 69) Calgary, Alberta, Canada *Director and Chair*	Chairman and Chief Executive Officer, Paramount Resources Ltd. (public oil and gas company).	July, 1988

Name and Position with the Corporation	Principal Occupation During Five Preceding Years	Director Since[(1)]
Ronald L. Sifton (Age: 55) Calgary, Alberta, Canada *Director, Senior VP, Finance and CFO*	Officer of Newalta Corporation since July, 1984.	July, 1984
Barry D. Stewart[(3)(5)] (Age: 64) Calgary, Alberta, Canada *Director*	Independent Businessman since October 2001. Prior thereto, officer with Suncor Energy Inc. (integrated energy company).	March, 2002
Terry P. Donaleshen (Age: 54) Calgary, Alberta, Canada *VP, People, Environment & Safety*	Officer of Newalta Corporation since June, 2004. Prior thereto, Director of Human Resources of Newalta Corporation since May, 1997.	N/A
Peter A. Dugandzic (Age: 50) Calgary, Alberta, Canada *VP, Western*	Officer of Newalta Corporation since 1997. Prior thereto, has held various positions within Newalta since July, 1994.	N/A
Tag Watson (Age: 60) Ancaster, Ontario, Canada *VP, Communications*	Officer of Newalta Corporation since October, 2006. Prior thereto, President of T.A.G. Watson & Associates (communications consultancy) since October 2001.	N/A
Took Whiteley (Age: 37) Calgary, Alberta, Canada *VP, General Counsel and Corporate Secretary*	Officer of Newalta Corporation since March 2005. Prior thereto, Associate, Bennett Jones LLP (barristers and solicitors).	N/A
J. Craig Wilkie (Age: 50) Calgary, Alberta, Canada *VP, Business Development*	Officer of Newalta Corporation since October, 1993.	N/A

Notes:

(1) All directors of Newalta Corporation are currently also Trustees of Newalta Fund. See "Information Respecting Newalta Income Fund – The Trustees". Each Trustee holds office until the next annual meeting of Unitholders of Newalta Fund, or until their successors are elected or appointed.

(2) Messrs. Pinder, MacDonald and Pardo are members of the Audit Committee of Newalta Fund. Newalta Corporation does not have an Audit Committee. Mr. Pinder is the Chair of the Audit Committee.

(3) Messrs. Stewart, Pinder and Pridham are members of the Compensation Committee of Newalta Corporation. Newalta Fund does not have a Compensation Committee. Mr. Stewart is the Chair of the Compensation Committee.

(4) Messrs. Milligan, MacDonald and Pridham are members of the Corporate Governance and Nominating Committee of Newalta Corporation. Newalta Fund does not have a Corporate Governance and Nominating Committee. Mr. Milligan is the Chair of the Corporate Governance and Nominating Committee.

(5) Messrs. Pardo, Milligan and Stewart are members of the Environment, Health and Safety Committee of Newalta Corporation. Newalta Fund does not have an Environment, Health and Safety Committee. Mr. Pardo is the Chair of the Environment, Health and Safety Committee.

From April to October, 1998, Mr. Pardo was President and Chief Executive Officer of Philip Services Corp. ("**Philip**"). Philip underwent financial reorganizations during 2000 and 2003 pursuant to Chapter 11 of the United States Bankruptcy Code and the *Companies Creditors' Arrangement Act* in

Canada while Mr. Pardo was a director of Philip. The first financial reorganization of Philip was completed on April 7, 2000 and the second reorganization on December 31, 2003. Mr. Pardo ceased to be a director of the restructured company on December 31, 2003, the date the company ceased to be a public company. Following the acquisition by Newalta Corporation of Anadime Corporation in 2001, one of its non-material, wholly-owned and insolvent subsidiaries, Anadime Energy Services, Inc., a California corporation, was placed into bankruptcy in January 2002 under Chapter 7 of United States bankruptcy laws. At the time of this filing, Messrs. Cadotte, Sifton and Dugandzic (senior officers of Newalta Corporation) were officers and directors of this company. Mr. Pinder was a director of Kicking Horse Resources Ltd. (Launch Resources Inc. by name change) from August 2003 to December 2003, a corporation which was subject to a cease trade order from July 2002 to October 2003 for failure to file financial statements within the time set out in the relevant securities legislation.

As of March 7, 2007, the directors and executive officers of Newalta Corporation (as disclosed by such directors and executive officers), as a group, owned, directly or indirectly, or exercised control or direction over 1,391,426 Trust Units or approximately 3.45% of the outstanding Trust Units. The directors and executive officers also held, in aggregate, 929,400 Trust Unit Rights, which, if exercised, would increase the beneficial ownership of the officers and directors, as a group, to approximately 5.54% of the outstanding Trust Units.

Risk Factors Affecting the Business of Newalta

The following is a summary of certain factors relating to the business of Newalta. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form and the Management's Discussion and Analysis for the year ended December 31, 2006 and for the most recently completed interim period. Unitholders and potential Unitholders should consider carefully the information contained herein and, in particular, the following risk factors.

General Market Conditions

Newalta serves corporations in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. The business of Newalta is subject to a number of general economic factors, many of which are out of Newalta's control, which may have a material adverse effect on the business, financial condition and results of operations of Newalta. These include recessionary economic cycles and downturns in the business cycles of the industries in which Newalta's customers conduct business, as well as downturns in the principal regional economies where operations are located.

The success of Newalta's business is also tied, in large part, to the general health of the oil and natural gas industry in western Canada. In particular, the exploration, drilling and development of natural gas resources represents a significant amount of the upstream oil and gas industry, an industry in which the Oilfield business unit relies significantly on for revenue and margin. A decrease in the level of exploration, drilling or development of natural gas resources will have a significant negative affect on the revenue and margins of Newalta. Newalta is also sensitive to various industry conditions relating to the oil and natural gas industry, including land tenure, exploration, development, production and marketing imposed by legislation enacted by various levels of government and to pricing and taxation. Economic conditions may adversely affect the business levels of such customers and the amount of services provided by Newalta.

Commodity Prices, Interest Rates and Exchange Rates

The business of Newalta is directly affected by fluctuations in the level of activity in the oil and natural gas industry which, in turn, is directly affected by fluctuations in world energy prices. Approximately 6% of Newalta's revenue is derived from the sale of crude oil processed by Newalta. Accordingly, a decrease in the price of crude oil (including the price for heavy oil and associated differentials) directly impacts the revenue generated from the sale of recovered crude oil and indirectly impacts the revenue of Newalta from lower market activity. The demand for oilfield services is primarily dependent on the level of production and drilling activity being undertaken in oil and gas companies in western Canada. The primary uncertainties facing this industry include often significant fluctuations in global energy prices and the economic return on exploration and development expenditures. Future prices of oil and gas are affected by events, governments and organizations beyond Newalta's control. As world oil prices are quoted in U.S. dollars, fluctuations in the Canada/U.S. exchange rate also impact Newalta's customers and, accordingly, may impact Newalta itself. In addition, if Newalta expands its operations abroad, it may experience increased foreign risk with respect to interest rate and foreign exchange fluctuations.

The impact of declining crude oil prices on volumes of oilfield waste materials received for processing has an immediate negative affect on revenue and margins for the facilities in the heavy oil corridor. This adverse impact is delayed for approximately six to 12 months for the facilities that handle light crude oil wastes. This difference in timing reflects the inherent lower netbacks and higher volumes of waste materials generated in heavy oil production as compared to light oil production.

Seasonality of Operations

Newalta's operations are affected by, among other things, weather conditions, commodity prices, market demand and capital investments as well as acquisitions. The ability to transport waste is dependent on weather conditions. During the winter months, the ability to provide various onsite services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for Industrial and Eastern. For Oilfield, frozen ground during the winter months tends to provide an optimal environment for drilling activities and consequently, the first quarter is typically strong for this segment. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Oilfield's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for all segments due to favourable weather conditions and market cyclicality.

Growth

Newalta's growth strategy will place significant demands on its financial, operational and management resources. Newalta has been active in growth oriented activities in the past and in order to continue its growth, it will need to add administrative, management and other personnel, and make additional investments in operations and systems. Newalta may not be able to find and train qualified personnel, or do so on a timely basis or expand its operations and systems to the extent, and in the time, required.

Newalta has taken steps and intends to continue to expand its operations in Ontario, Québec and Atlantic Canada. The success of this specific expansion and growth generally is dependent upon timing, the size and quality of opportunities, the ability to integrate complementary businesses, available debt capacity and market conditions. There can be no guarantee that Newalta will be successful in its plans or

the method of expansion chosen to expand its operations, or that such expansion will be a financial success.

Acquisition Strategy

Newalta's growth strategy will depend, in part, on acquiring other waste management related or complementary businesses which it may be unable to do profitably or at all. The success of this acquisition strategy will depend, in part, on its ability to:

- identify suitable businesses to buy;
- negotiate the purchase of those businesses on terms acceptable to it;
- complete the acquisitions within their expected time frame;
- fund the acquisitions;
- improve the results of operations of the businesses that it buys and successfully integrate their operations into its own; and
- avoid or overcome any concerns expressed by regulators, including competition law concerns.

Newalta may fail to properly complete any or all of these steps and may also experience other impediments to its acquisition strategy. Newalta may not be able to find appropriate acquisition candidates, acquire those candidates that it finds, obtain necessary permits or integrate acquired businesses effectively or profitably.

Other companies may also be seeking to acquire similar businesses, including companies that may have greater financial resources than Newalta. Increased competition may reduce the number of acquisition targets available to Newalta and may lead to unfavourable terms as part of any acquisition, including high purchase prices. If acquisition candidates are unavailable or too costly, Newalta may need to change its business strategy.

Newalta also cannot be certain that it will have enough capital or be able to raise enough capital by issuing, directly by Newalta Corporation or Newalta Industrial or through Newalta Fund, equity or debt securities or using other financing methods on reasonable terms, if at all, to complete the purchases of the businesses that it wants to buy.

Newalta's increased size means that government regulators, such as competition law regulators in Canada, may examine its acquisitions more closely. These regulators may object to certain purchases or place conditions on them that would limit their benefit to Newalta.

If Newalta is unsuccessful in implementing its acquisition strategy for the reasons discussed above or otherwise, its financial condition and results of operations could be materially adversely affected. Even if Newalta is able to make acquisitions on advantageous terms and is able to integrate them successfully into its operations and organization, some acquisitions may not fulfill its strategy in a given market due to factors that it cannot control, such as market position or customer base. As a result, operating margins could be less than Newalta originally anticipated when it made those acquisitions.

Integration of Businesses into Newalta's Operations

A substantial part of Newalta's growth has been through acquisitions. The integration of businesses acquired into Newalta may result in significant challenges and depend, in part, upon timely,

efficient and successful execution of post-acquisition strategies. Management may be unable to accomplish the integration smoothly or successfully or without spending significant amounts of money. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully. Any inability of management to successfully integrate the operations, including, but not limited to, information technology and financial reporting systems, could have a material adverse effect on the business and financial condition of Newalta or interfere with its operations and reduce operating margins.

Potential Liabilities from Acquisitions

In pursuing acquisitions, Newalta conducts due diligence on the business or assets being acquired and seeks detailed representations and warranties respecting the business or assets being acquired. Despite its efforts, there can be no assurance that it may not become subject to undisclosed liabilities as a result of acquisitions. In addition, liabilities may exist which Newalta did not discover in its due diligence process prior to completing the acquisition. This failure to discover potential liabilities may be due to various factors, such as Newalta's failure to accurately assess all of the pre-existing liabilities of the operations acquired or vendors failing to comply with laws. If this occurs, Newalta may be responsible for such violations which could have a material adverse effect on the business, financial condition and results of operations of Newalta.

Dependence on Senior Management

Newalta is highly dependent upon its senior management team. Newalta will continue to require operations management personnel with waste industry experience. Newalta is not aware of the availability of such experienced management personnel or how much it may cost to attract and retain such personnel. The loss of the services of any member of senior management, or the inability to hire experienced operations management personnel, could materially adversely affect the operations and financial condition of Newalta.

Regulation

Newalta's business is directly and indirectly affected by government legislation and regulation which imposes responsibilities and liabilities on the operation of Newalta and on industries that Newalta services.

The waste management and recycling services offered by Newalta are currently subject to environmental regulation pursuant to a variety of local, provincial and federal legislation. Environmental legislation regulates health, safety, environment and land use. Permits, authorizations or licenses are generally required for the development and operation of treatment and storage facilities, and for the disposal and transportation of certain types of waste. Environmental legislation also provides for standards, restrictions and prohibitions on the handling of certain types of waste and for releases, spills or emissions into the environment of substances Newalta handles. In addition, legislation may require an assessment of the environmental impact of a facility prior to the development of a facility and may also require that facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach by Newalta of such legislation may result in suspension or revocation of necessary licenses, permits or authorizations, civil liability and the imposition of fines and penalties. Local, provincial and federal governments may also, at any time, change the rights they grant to and those restrictions they impose on waste management companies, which changes could restrict the operations and growth of Newalta.

Newalta is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment.

Newalta is subject to significant environmental legislation in all of the jurisdictions in which it operates. Newalta believes that it is in material compliance with such legislation and has taken steps that it believes are prudent to ensure that its compliance with environmental legislation will be maintained. Newalta is uncertain of the costs required to continue to effect such compliance and recognizes that changes in environmental legislation could, through increased operating or capital expenditures, have an adverse effect on Newalta's operations and financial condition. Newalta provides for estimated future asset retirement costs for all its facilities based on a 20-year useful life. Over this period Newalta recognizes the liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. The balance of the liability accretes until the date of expected settlement of the retirement obligations. The accretion expense has been included in depreciation, amortization, and accretion expenses. Retirement costs are estimated by management, in consultation with Newalta's engineers, on the basis of current regulations, costs, technology, and industry standards. Actual asset retirement costs are charged against the provision as incurred. For the year ended December 31, 2006, Newalta charged $1.5 million to earnings for accretion expense.

The government agencies that regulate Newalta's business require that each operator of a waste management facility post a financial security in order to operate the facility. It is anticipated that this type of financial assurance will require operators of waste management facilities to have more financial strength and to have viable and sustainable businesses. Accordingly, as at December 31, 2006, Newalta has provided $11.5 million in performance bonds and $38.4 million in letters of credit.

Landfill Operations

Operating and maintaining a landfill is capital intensive and generally requires performance bonds and letters of credit to secure performance and financial obligations. In addition, Newalta has material financial obligations to pay closure and post-closure costs in respect of its landfills. Newalta has estimated these costs and made provisions for them, but these costs could exceed Newalta's current provisions as a result of, among other things, any federal, provincial or local government regulatory action including, but not limited to, unanticipated closure and post-closure obligations. The requirement to pay increased closure and post-closure costs could substantially increase Newalta's letters of credit which could increase Newalta's future operating costs and cause its net income to decline.

There can be no assurance that Newalta will maintain its relationships or continue to provide services to any particular disposal customer at current levels. There can be no assurance that third-party customers will continue to utilize Newalta's landfills and pay rates that generate acceptable margins for Newalta. Newalta's margins could decrease if, among other things, Newalta or its disposal customers fail to renew their contracts, if the volume of waste disposed of by customer's decreases or if Newalta is unable to increase the rates charged to correspond with increasing costs of operations. In addition, new contracts for disposal services entered into by Newalta may not be obtainable on terms acceptable to Newalta or, if obtained, may not be obtained on terms consistent with current practices, in which case Newalta's revenue and profitability could decline.

A steady volume of waste is required over the operating life of a landfill in order to maintain profitable operations. A decrease in the amount of waste disposed of at its landfills or a decrease in the

prices charged by Newalta for disposal at its landfills could have a material adverse effect on the business, financial condition and results of operations of Newalta.

The Stoney Creek Landfill has remaining permitted airspace capacity of approximately nine million tonnes, representing a projected operating life of approximately 18 years. There may not be any future expansion possibilities available for this site. If management determines to apply for expansion of the landfill, then the permit governing the landfill would need to be amended. Amendments to permits to expand non-hazardous solid waste landfills have become increasingly difficult, time consuming and expensive to obtain. There is no assurance that Newalta will attempt to obtain an amendment to the permit and, if so, whether such amendment could be obtained on terms acceptable to Newalta.

The loss of third-party disposal customers could reduce Newalta's revenue and profitability. Approximately 60% of the total tonnage received at the Stoney Creek Landfill is derived from disposal of waste received from third-party disposal customers of Newalta, and the balance of the tonnage is collected directly by Newalta. Accordingly, Newalta will be dependent upon maintaining a certain level of third-party disposal customers at the Stoney Creek Landfill in order to be able to continue to operate at profitable levels.

Competition

The provision of waste management and recycling services is largely dependent upon the willingness of customers to outsource their waste management activities. Many customers, or potential customers, have internal options available to them. Additionally, many oilfield waste generators have abandoned wells that can be licensed to dispose of third party waste and batteries that can be used to treat oilfield waste and to recover oil. A trend towards internal waste management could have a significant negative impact on Newalta's business.

Newalta generally competes with regional competitors or competitors for specific services. In western Canada, in the industrial waste management industry, the automotive market into which resalable products are sold is generally a stable market as the volume of products, such as lubricating oil, is reasonably consistent year-over-year. While there are regional competitors for Industrial's business, to the knowledge of Newalta there is no single competitor that offers a comprehensive service package in western Canada.

In the oil and gas waste management industry in western Canada, consolidation has occurred over the last several years, effectively reducing the market to two competitors, Newalta and CCS Inc. Each of Newalta and CCS Inc. has an extensive network of facilities and are significant competitors for oilfield waste treatment and disposal services. In acquiring and maintaining business, Newalta experiences competition primarily in the areas of pricing and service. Customer relationships can be short term in nature and due to the competitive nature of the market, customers are generally not bound by long-term contracts or service agreements. Competitiveness is maintained by the customer's ability to seek the best combination of value and price from competing alternatives and to move between these alternatives with relative ease. Newalta also faces potential competition from innovative treatment and disposal solutions which may be developed and provide a more attractive solution to potential customers. To the extent that our competitors are able to compete successfully with its services, Newalta's market share and potential profitability may be reduced.

In eastern Canada, Newalta competes with Clean Harbors Inc., Veolia Environmental, Safety-Kleen Systems Inc., Stablex Canada Inc. and a number of smaller competitors competing in specific niches of the market or on a regional basis. The five largest competitors are estimated to have a combined market share of approximately 60% with no one player having more than a 15% market share.

Approximately 40% of the market is serviced by niche players or regional competitors. In acquiring and maintaining business, Newalta experiences competition primarily in the areas of pricing and service. Customer relationships can be short term in nature and due to the competitive nature of the market, customers are generally not bound by long-term contracts or service agreements. Competitiveness is maintained by the customer's ability to seek the best combination of value and price from competing alternatives and to move between these alternatives with relative ease. Newalta also faces potential competition from innovative treatment and disposal solutions which may be developed and provide a more attractive solution to potential customers. To the extent that our competitors are able to compete successfully with its services, Newalta's market share in eastern Canada and potential profitability may be reduced.

Risk of Pending and Future Legal Proceedings

Alleged failure by Newalta to comply with laws and regulations may lead to the imposition of fines, penalties, or the denial, revocation or delay of the renewal of permits and licenses by governmental authorities. In addition, governmental authorities as well as third parties may claim that Newalta is liable for environmental damages. In addition, Newalta may be the subject of litigation by customers, suppliers and other third parties. A significant judgment against Newalta, the loss of a significant permit or other approval or the imposition of a significant fine or penalty could have a material adverse effect on Newalta's business, financial condition and future prospects. Litigation is expensive, time consuming and may divert management's attention away from the operation of the business.

Employees

Newalta requires a large number of skilled personnel to conduct its operations. Recruiting, training and retaining such employees is critical to its ability to continue to meet industry and customer demand and generate increasing revenue. There is high demand for skilled personnel in many industries in which Newalta operates and Newalta is therefore at risk in obtaining appropriate levels of skilled labour. In addition, Newalta's success is dependent, in part, not only on its skilled labour, but also on the quality of its operations managers. The possible consequences of Newalta's inability to identify, hire, train, motivate and retain qualified managers could impact Newalta's operations.

Labour Unions

Newalta has approximately 245 unionized employees with 14 collective agreements and 7 unions in eastern Canada. The collective agreements expire at various times until 2010. Newalta cannot predict the effect that any new collective agreements or failure to enter into collective agreements may have on its operations upon the expiry of the current agreements.

Management cannot predict which, if any, groups of employees may seek union representation in the future or the outcome of any collective bargaining. The negotiation or renegotiation of these agreements could divert management attention and the terms of any agreements could have a material adverse effect on the business, financial condition and results of operations of Newalta. If Newalta is unable to negotiate acceptable collective bargaining agreements, it may have to wait through "cooling off" periods, which are often followed by union initiated work stoppages, including strikes. Depending on the type and duration of any work stoppage, Newalta's operating expenses could increase significantly, which could have an adverse effect on its financial condition, results of operations and cash flows.

Fuel Costs

The price and supply of fuel is unpredictable and fluctuates based on events outside of Newalta's control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. Newalta will need a significant amount of fuel to run its collection and transfer trucks and any price escalations or reductions in supply could increase its operating expenses and have a negative impact on its consolidated financial condition, results of operations and cash flows. Newalta will from time to time attempt to offset increased fuel costs through the implementation of fuel surcharges. However, it may not always be able to pass through all of the increased fuel costs due to the terms of certain customers' contracts and market conditions. Fluctuations in fuel costs could affect Newalta's operating expenses and results. Newalta does not hedge or otherwise financially mitigate its exposure to fluctuations in fuel costs.

Access to Industry and Technology

The technology used in the waste management and recycling services business is not generally protected by intellectual property rights. Technology used in the industry is commonly known within the processing industry, including the oil and gas industry generally. As such, there are no significant technological barriers to entry within the industry. In addition, there are relatively few barriers to entry for companies wishing to offer one or more of the services that Newalta offers.

Possible Volatility of Trust Unit Price

The market price of the securities of Newalta Fund may be subject to significant fluctuations in response to variations in results of operations and other factors. Developments affecting the oil and gas industry generally, including national and international economic conditions, interest rate and currency fluctuations and government regulation, could also have a significant impact on the market price of the securities of Newalta Fund. In addition, the stock market can experience price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies, and the price of the Trust Units of Newalta Fund could be affected by such fluctuations.

Insurance

Newalta's operations are subject to certain unavoidable hazards and risks. Newalta has obtained insurance in accordance with industry practice in an effort to address and mitigate such risks and also has operational and emergency response procedures, and safety and environmental programs in place to reduce potential loss exposure. However, not all hazards and risks are covered by insurance or such programs, and no assurance can be given that insurance will be available on a consistent or economically feasible basis. In addition, no assurance can be given that the amounts of insurance will, at all times, be sufficient to cover each and every loss or claim involving the assets or operations of Newalta. Liability for uninsured risks could significantly increase Newalta's expenses, and the occurrence of a significant event against which Newalta is not fully insured, could have a material adverse effect on its financial condition.

Future Capital Needs

Newalta may require additional funds to support its expansion, develop new services, respond to competitive pressures, acquire complementary businesses, or take advantage of unanticipated opportunities. There can be no assurance that such additional funding, if needed, will be available on terms attractive to Newalta or at all. If adequate funds are not available on acceptable terms, Newalta may be unable to develop or enhance its business, take advantage of future opportunities or respond to

competitive pressures, any of which could have a material adverse effect on Newalta's business financial conditions and operating results.

Debt Service

Amounts paid in respect of interest on Newalta's long-term debt will reduce Newalta's net income. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service. Newalta is exposed to fluctuations in short-term Canadian interest rates as a result of the use of a floating debt rate. Although Newalta believes its credit facilities will be sufficient to meet its immediate requirements, there can be no assurance that the amount will be adequate to satisfy the future financial obligations of Newalta or that additional funds will be able to be obtained.

Lenders have been provided with security over all or substantially all of the assets of Newalta and all material subsidiaries and are secured by a guarantee of senior indebtedness made by Newalta Fund and a pledge of shares of Newalta Corporation held by Newalta Fund and shares of Newalta Industrial held by Newalta Corporation. If Newalta Corporation becomes unable to pay its debt service or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of Newalta Corporation and any material subsidiary, or enforce or realize upon any such guarantee or share pledge.

Sales of Additional Trust Units

Newalta Fund may issue additional Trust Units in the future to finance certain of its capital expenditures, including acquisitions. The Deed of Trust permits Newalta Fund to issue an unlimited number of additional Trust Units without the approval of the Unitholders. Any issuance of Trust Units may have a dilutive effect on the Unitholders.

Risks Related to the Structure of Newalta Fund

The following is a summary of certain factors relating to the structure of Newalta Fund. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form and the Management's Discussion and Analysis for the year ended December 31, 2006 and for the most recently completed interim period. Unitholders and potential Unitholders should consider carefully the information contained herein and, in particular, the following risk factors.

Dependence on Newalta Corporation

Newalta Fund is an open-ended limited purpose trust that is entirely dependent upon the operations and assets of Newalta Corporation through its ownership of the Common Shares and the Notes. Accordingly, any cash distributions to Unitholders is dependent upon the ability of Newalta Corporation to meet its interest and principal repayment obligations under the Notes. Newalta Corporation's income will be received, directly or through Newalta Industrial, from providing services to a wide range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, upstream oil and gas, refining, petrochemical, steel and transportation services industries and will be susceptible to the risks and uncertainties associated with Newalta and such industries generally.

Nature of Trust Units

The Trust Units should not be viewed as shares in Newalta Corporation. The Trust Units represent a fractional undivided beneficial interest in Newalta Fund. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a

corporation including, for example, the right to bring "oppression" or "derivative" actions. A Unitholder is also not entitled to "dissent rights". Newalta Fund is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement* Act (Canada), and in some cases, the *Winding-Up and Restructuring Act* (Canada). As a result, in the event a restructuring of Newalta Fund were necessary, Newalta Fund would not be able to access the remedies available thereunder. In the event of a restructuring, the position of Unitholders may be different than that of shareholders of a corporation.

Newalta Fund's sole assets are the Common Shares, the Notes and other investments in securities. The price per Trust Unit is a function of anticipated distributable cash, the underlying assets of Newalta Fund and management's ability to effect long–term growth in the value of Newalta Fund. The market price of the Trust Units will be sensitive to a variety of market conditions. Changes in market conditions may adversely affect the trading price of the Trust Units or the cash distributions made by Newalta Fund.

Unitholder Limited Liability

The Deed of Trust provides that no Unitholder in its capacity as such shall incur or will be subject to any liability in contract, tort or otherwise in connection with Newalta Fund or its obligations and affairs and, in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of Newalta Fund's assets. The Deed of Trust also provides that the Trustees and Newalta Fund shall make all reasonable efforts to include in all contracts entered into by or on behalf of Newalta Fund a provision to the effect that such obligation will not be binding upon Unitholders personally. If such a provision is omitted and a Unitholder is held liable to any person as a result of such omission, the Unitholder shall be entitled to indemnity and reimbursement out of the assets of Newalta Fund to the full extent of such liability.

Notwithstanding the provisions of the Deed of Trust, and although the possibility is considered very unlikely, there is a risk that a Unitholder may not be protected from the liabilities of Newalta Fund to the same extent as a shareholder is protected from the liabilities of a corporation under established corporate law. A contractual limitation of liability provision may not be operative in all circumstances, and personal liability may also arise in respect of claims against Newalta Fund that do not arise under contracts, including claims in tort, for taxes or in respect of other statutory liabilities.

The activities of Newalta Fund will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid, to the extent practicable, any material risk of liability to the Unitholders for claims against Newalta Fund. Legislation has also recently been enacted in Alberta to address historic uncertainties regarding the potential for unitholder liability. The *Income Trusts Liability Act* (Alberta), which came into force on July 1, 2004, creates a statutory limitation on the liability of unitholders of Alberta income trusts such as Newalta Fund by providing that, notwithstanding any express or implied indemnity of a trustee, a unitholder will not, as a beneficiary, be liable for any act, default, obligation or liability of the trustee that arises after July 1, 2004. The legislation does not apply with respect to any act, default, obligation or liability of a trustee of an Alberta income trust that occurred before July 1, 2004 and has not yet been subject to interpretation by courts in the Province of Alberta or elsewhere.

Canadian Federal Income Tax Considerations

On October 31, 2006, the federal Minister of Finance (the "**Minister**") announced new proposals (the "**2006 Proposals**") that, if enacted, would change the manner in which certain flow-through entities, referred to as "specified investment flow-through" entities or "SIFTs", and the distributions from such entities are taxed. In their current form, the 2006 Proposals will not apply to SIFTs that were publicly

traded on October 31, 2006 ("**Grandfathered SIFTs**") until January 1, 2011. However, the 2006 Proposals indicate that any "undue expansion" of a Grandfathered SIFT between October 31, 2006 and January 1, 2011 (the "**Interim Period**"), may cause the deferred application of the 2006 Proposals to the Grandfathered SIFT to be rescinded.

Following the October 31, 2006 announcement, the Department of Finance ("**Finance**") issued a press release on December 15, 2006 wherein it provided guidelines (the "**Normal Growth Guidelines**") as to what would be considered "normal growth" as opposed to "undue expansion". On December 21, 2006 Finance also released draft legislation to implement the 2006 Proposals (the "**Draft Legislation**") and invited commentary on the technical aspects of the Draft Legislation prior to January 31, 2007. The Minister has indicated that, following this consultation period, legislation will be introduced to implement the 2006 Proposals.

Provided that Newalta Fund is not considered to have undergone an "undue expansion" during the Interim Period, the Draft Legislation, if enacted in its current form, will change the manner in which Newalta Fund and its distributions are taxed beginning January 1, 2011. More specifically, Newalta Fund will be subject to entity level taxation, which will reduce the amount of cash available for distribution to Unitholders. Based on the proposed rate of entity level taxation, the tax on income (other than taxable dividends) distributed by Newalta Fund to its Unitholders would approximate the tax rate applicable to income earned by a Canadian public corporation. Based on information released by Finance in conjunction with the 2006 Proposals, the applicable rate in 2011 will be 31.5% but this is subject to change between now and 2011.

Distributions received by Unitholders beginning January 1, 2011 will be characterized as eligible dividends received from a Canadian public corporation. Generally, individual Unitholders resident in Canada will be subject to tax based on the enhanced gross-up and dividend tax credit applicable to eligible dividends. Unitholders subject to the highest marginal rate of tax will receive an after-tax return from their then reduced distribution of income approximately equal to the after-tax return if the pre-tax income of the SIFT had been distributed directly to and taxed in the hands of the Unitholders. However, reduced distributions will be an absolute cost to other types of Unitholders including pension funds, registered retirement savings plans and non-residents who would not benefit from characterization of the distribution as dividends.

If Newalta Fund is considered to have undergone an "undue expansion" during the Interim Period, the 2006 Proposals may become applicable to Newalta Fund prior to January 1, 2011. No assurance can be given that Newalta Fund will be able to maintain its status as a Grandfathered SIFT until January 1, 2011. Loss of this status may result in material adverse tax consequences for Newalta Fund and its Unitholders. However, it is assumed, for the purposes of this summary, that Newalta Fund will not be subject to the 2006 Proposals until January 1, 2011.

It is expected that the 2006 Proposals, if enacted in their currently proposed form, will subject Newalta Fund to trust level taxation beginning on January 1, 2011, which will materially reduce the amount of cash available for distributions to Unitholders. Based on the proposed rate of such tax, Newalta Fund estimates that the enactment of the 2006 Proposals will, commencing on January 1, 2011, reduce the amount of cash available to Newalta Fund to distribute to its Unitholders by an amount equal to 31.5% multiplied by the amount of the pre-tax income distributed by Newalta Fund. A reduction in the value of the Trust Units would be expected to increase the cost to Newalta Fund of raising capital in the public capital markets. There can be no assurance that Newalta Fund will be able to reorganize its legal and tax structure to reduce the expected impact of the 2006 Proposals. In addition, there can be no assurance that Newalta Fund will be able to maintain its status as a Grandfathered SIFT under the 2006 Proposals until 2011. If Newalta Fund is deemed to have undergone "undue expansion" during the Interim Period, the

2006 Proposals will become effective on a date earlier than January 1, 2011. Loss of status as a Grandfathered SIFT could have a material and adverse effect on the value of the Trust Units.

No assurance can be given as to the final provisions of any legislation that may be enacted to implement the 2006 Proposals, the Normal Growth Guidelines or the Draft Legislation. The terms of such provisions may differ from those described herein, possibly in ways that would be materially adverse to Newalta Fund and the Unitholders.

Newalta Corporation is subject to taxation in each taxation year on its income for the year, after deducting interest paid to Newalta Fund on the Notes. There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted by Newalta Corporation or its affiliates in respect of the Notes. If such a challenge were to succeed against Newalta Corporation or its affiliates, it could materially adversely affect the amount of cash available for distribution to the Unitholders. Newalta Corporation management believes that the interest expense inherent in the structure of Newalta Fund is supportable and reasonable in light of the terms of the Notes.

Further, interest on the Notes accrues at the Newalta Fund level for income tax purposes whether or not actually paid. The Deed of Trust provides that an amount equal to the taxable income of Newalta Fund will generally be distributed each year to Unitholders in order to reduce Newalta Fund's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, any additional amount necessary to be distributed to Unitholders will be distributed in the form of additional Trust Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

Redemption of Trust Units

It is anticipated that the redemption right associated with Trust Units will not be the primary mechanism for Unitholders to dispose of their Trust Units. Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes. Notes may not be qualified investments for trusts governed by Exempt Holders.

Loss of Mutual Fund Trust Status

There can be no assurance that Newalta Fund will continue to qualify as a mutual fund trust within the meaning of the Tax Act. The consequences of not being a mutual fund trust include the following:

- the Trust Units would cease to be a qualified investment for Exempt Holders which can have negative tax consequences to such plans and their annuitants and beneficiaries;

- Newalta Fund would be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by Newalta Fund may have adverse income tax consequences for certain Unitholders, including non-resident persons and residents of Canada who are exempt from Part I tax; and

- the Trust Units would constitute taxable Canadian property for the purposes of the Tax Act, potentially subjecting non-residents of Canada to tax pursuant to the Tax Act on the disposition (or deemed disposition) of such Units.

See "Information Respecting Newalta Income Fund – Mutual Fund Trust Requirements".

Effect of Canadian Federal Government Proposals Regarding Non-Resident Ownership

Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of non-residents unless all or substantially all of its property is property other than taxable Canadian property as defined in the Tax Act. On September 16, 2004, the Minister released draft amendments to the Tax Act. Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more non-resident persons or partnerships that are not Canadian partnerships is more than 50% of the aggregate fair market value of all the units issued by the trust where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. If the draft amendments are enacted as proposed, and if, at any time, more than 50% of the aggregate fair market value of the Trust Units, of Newalta Fund were held by non-residents and partnerships other than Canadian partnership, Newalta Fund would thereafter cease to be a mutual fund trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, a Notice of Ways and Means Motion was tabled which did not include these proposed changes. Finance indicated that the implementation of the proposed changes would be suspended pending further consultation with interested parties.

INFORMATION RESPECTING NEWALTA INCOME FUND

Description of Trust Units

The beneficial interests in Newalta Fund are divided into Trust Units. The interest of each Unitholder is determined by the number of Trust Units registered in the name of the Unitholder. Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from Newalta Fund (whether of net income, net realized capital gains or other amounts) and in any net assets of Newalta Fund in the event of the termination or winding-up of Newalta Fund. All Trust Units outstanding from time to time are entitled to equal shares in any distributions by Newalta Fund and in the event of the termination or winding-up of Newalta Fund, in the net assets of Newalta Fund. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit entitles the holder thereof to one vote at all meetings of Unitholders. The aggregate number of Trust Units which is authorized and may be issued is unlimited.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in Newalta. As holders of Trust Units in Newalta Fund, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. Newalta Fund is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement* Act (Canada), and in some cases, the *Winding-Up and Restructuring Act* (Canada). As a result, in the event a restructuring of Newalta Fund were necessary, Newalta Fund would not be able to access the remedies available thereunder. In the event of a restructuring, the position of Unitholders may be different than that of shareholders of a corporation. See "Information Respecting Newalta Corporation and Newalta Industrial – Risks Related to the Structure of Newalta Fund".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, Newalta Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

As of March 7, 2007, Newalta Fund had issued and outstanding a total of 40,020,544 Trust Units, with an additional 1,845,850 Trust Units reserved for issuance pursuant to the terms of the Trust Unit Rights Incentive Plans of Newalta Fund.

Market for Trust Units

The Trust Units are listed and posted for trading on the Toronto Stock Exchange under the symbol "NAL.UN". The following table sets forth the market price ranges and the aggregate volume of trading of the Trust Units on the Toronto Stock Exchange for the periods indicated:

Period (2006)	High ($)	Low ($)	Close ($)	Volume (Trust Units)
December	28.76	26.31	28.15	1,982,821
November	27.85	22.71	26.69	4,266,644
October	35.00	30.65	33.09	1,613,661
September	33.65	31.25	32.13	1,418,987
August	33.00	31.05	32.34	1,751,935
July	32.95	30.06	31.20	1,745,535
June	32.75	27.87	32.68	1,739,376
May	33.80	29.66	31.75	3,849,120
April	32.25	29.51	32.05	1,511,656
March	29.75	26.80	29.60	3,265,967
February	30.05	27.25	27.60	1,664,492
January	29.33	26.25	28.25	1,625,653

Distributions to Unitholders

Distributable Cash is calculated by Newalta and approved by the Trustees. Newalta Fund distributes Distributable Cash on or about the 15th day of each calendar month or, if such day does not fall on a business day, the next following business day of the calendar month to Unitholders of record on the last business day of the previous month.

In September 2004, Newalta Fund adopted a Distribution Reinvestment Plan (the "**DRIP Plan**"). The DRIP Plan provides eligible Unitholders with the opportunity to reinvest their monthly cash distributions to acquire additional Trust Units at a purchase price equal to 95% of the average market price (defined as the volume weighted average trading price of the Trust Units for the 10 trading days immediately preceding the Distribution Payment Date). No additional commissions, service charges or brokerage fees are charged to a Unitholder in connection with the reinvestment of distributions under the DRIP Plan. The deadline for completing and delivering enrollment forms to Valiant Trust Company, the DRIP Plan agent, is 3:00 p.m. (Calgary time) on the business day immediately preceding a Distribution Record Date in order for the distribution to which such record date relates to be reinvested under the DRIP Plan. The DRIP Plan and related documents are available on Newalta's website at www.newalta.com.

The following distributions have been declared to Unitholders in 2004, 2005 and 2006:

Record Date	Payment Date	Per Trust Unit ($)	Total	
Distributions declared to Unitholders in 2004			**Cash Distributed ($)**	**Trust Units Issued[(1)]**
January 30, 2004	February 16, 2004	0.105	2,818,400	-
February 27, 2004	March 15, 2004	0.105	2,818,400	-
March 31, 2004	April 15, 2004	0.125	3,384,424	-
April 30, 2004	May 17, 2004	0.125	3,384,424	-
May 31, 2004	June 15, 2004	0.125	3,403,763	-
June 30, 2004	July 15, 2004	0.125	3,404,990	-
July 30, 2004	August 16, 2004	0.125	3,405,553	-
August 31, 2004	September 15, 2004	0.125	3,405,553	-
September 30, 2004	October 15, 2004	0.125	3,230,816	8,527
October 29, 2004	November 15, 2004	0.125	3,001,548	19,888
November 30, 2004	December 15, 2004	0.125	2,995,331	19,963
December 31, 2004	January 17, 2005	0.125	2,973,936	20,828
Total distributions declared to Unitholders in 2004		**$1.46**	**$38,227,137**	**69,206**

Record Date	Payment Date	Per Trust Unit ($)	Total	
Distributions declared to Unitholders in 2005			**Cash Distributed ($)**	**Trust Units Issued [(1)]**
January 31, 2005	February 15, 2005	0.125	2,968,733	19,714
February 28, 2005	March 15, 2005	0.125	2,969,963	19,697
March 31, 2005	April 15, 2005	0.150	3,570,123	25,505
April 29, 2005	May 16, 2005	0.150	3,589,053	24,266
May 31, 2005	June 15, 2005	0.150	3,615,752	24,592
June 30, 2005	July 15, 2005	0.150	3,614,631	25,233
July 29, 2005	August 15, 2005	0.150	3,610,952	24,347
August 31, 2005	September 15, 2005	0.150	3,613,015	24,116
September 30, 2005	October 17, 2005	0.150	3,257,326	42,928
October 31, 2005	November 15, 2005	0.150	3,217,640	48,020
November 30, 2005	December 15, 2005	0.165	3,857,587	37,221
December 31, 2005	January 16, 2006	0.165	3,825,896	35,175
Total distributions declared to Unitholders in 2005		**$1.78**	**$41,710,671**	**350,814**

Record Date	Payment Date	Per Trust Unit ($)	Total	
Distributions declared to Unitholders in 2006			**Cash Distributed ($)**	**Trust Units Issued [(1)]**
January 31, 2006	February 15, 2006	0.165	3,788,230	36,903
February 28, 2006	March 15, 2006	0.165	3,728,530	41,575
March 31, 2006	April 17, 2006	0.165	5,286,626	24,049
April 28, 2006	May 15, 2006	0.165	5,284,269	22,189
May 31, 2006	June 15, 2006	0.185	5,815,418	32,353
June 30, 2006	July 17, 2006	0.185	6,333,535	14,590
July 31, 2006	August 15, 2006	0.185	6,333,463	15,165
August 31, 2006	September 15, 2006	0.185	6,413,370	12,777
September 29, 2006	October 16, 2006	0.185	6,406,595	13,114
October 31, 2006	November 15, 2006	0.185	6,245,323	22,855
November 30, 2006	December 15, 2006	0.185	5,893,884	36,215
December 31, 2006	January 15, 2007	0.185	5,814,793	39,976
Total distributions declared to Unitholders in 2006		**$2.14**	**$67,344,036**	**311,761**

Note:

(1) The DRIP Plan was adopted in September 2004. Unitholders were eligible to participate in the DRIP Plan for the first time in respect of the distribution paid on October 15, 2004.

Newalta Fund is restricted from declaring distributions and distributing cash if Newalta Corporation is in breach of its covenants under the Term Facilities. Newalta Corporation's financial

performance as at December 31, 2006 is in excess of the financial ratio covenants under the Term Facilities. For further information regarding the financial covenants contained in the Term Facilities, refer to the most recent Management's Discussion and Analysis of Newalta Fund which can be accessed at www.sedar.com and which document is incorporated herein by reference.

Mutual Fund Trust Requirements

In order to qualify as a "mutual fund trust" under the provisions of the Tax Act, Newalta Fund must satisfy various conditions, including but not limited to the following:

1. some of the Trust Units must have conditions attached thereto that require Newalta Fund to accept, at the demand of the Unitholder, the surrender of the Trust Units;
2. the fair market value of the Trust Units described in item 1 above cannot be less than 95% of the fair market value of all of the issued Trust Units;
3. the Trust Units must be qualified for distribution to the public or have been lawfully distributed to the public in circumstances where a prospectus or similar document was not required to be filed in respect of the distribution;
4. in respect of the Trust Units referred to in item 3 above, there must be no fewer than 150 Unitholders;
5. each holder of Trust Units referred to in item 3 above must hold no less than one block of Trust Units (a block is characterized as 100 Trust Units if the fair market value of one Trust Unit is less than $25, 25 Trust Units if the fair market value of one Trust Unit is $25 or more but less than $100 and, and 10 Trust Units if the fair market value of one Trust Unit is $100 or more);
6. each holder of Trust Units referred to in item 3 above must hold such Trust Units having an aggregate fair market value of not less than $500; and
7. subject to some exceptions, Newalta Fund must not be established or maintained primarily for the benefit of non-residents of Canada. See "Information Respecting Newalta Income Fund – Limitation on Non-Resident Ownership".

Liability of Unitholder

The Deed of Trust provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person in connection with: (a) the assets of Newalta Fund or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached to, associated with or derived from such assets; (b) the obligations or the activities or affairs of Newalta Fund; (c) any actual or alleged act or omission of the Trustees or by any other person in respect of the activities or affairs of Newalta Fund (whether or not authorized by or pursuant to the Deed of Trust); (d) any act or omission of the Trustees or any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustees or such other person in respect of the activities or affairs of Newalta Fund (whether or not authorized by or pursuant to the Deed of Trust); (e) any transaction entered into by the Trustees or by any other person in respect of the activities or affairs of Newalta Fund (whether or not authorized by or pursuant to the Deed of Trust); or (f) any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by Newalta Fund or by the Trustees or by any other person on behalf of or in

connection with the activities or affairs of Newalta Fund. The Deed of Trust also provides that no Unitholder in its capacity as a Unitholder shall be liable to indemnify the Trustees or any other person with respect to any of the foregoing liabilities of Newalta Fund. To the extent that any Unitholder, in its capacity as such, is determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any liabilities of Newalta Fund, such judgment and any writ of execution or similar process in respect thereof, is to be enforceable only against, and be satisfied only out of, the Unitholder's share of the assets of Newalta Fund. The Deed of Trust further provides that the Trustees and Newalta Fund shall make all reasonable efforts to include as a specific term of such obligations or liabilities a contractual provision to the effect that neither the Unitholder nor the Trustees have any personal liability or obligation in respect thereof. If such provision is omitted and a Unitholder is held liable to any person as a result of such omission, the Unitholder shall be entitled to indemnity and reimbursement out of the assets of Newalta Fund to the full extent of such liability.

Issuance of Trust Units

Trust Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that the Trustees determine. Immediately after any pro rata distribution of additional Trust Units to all Unitholders pursuant to the Deed of Trust and subject to withholding requirements for taxes for non-residents of Canada, the number of the outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. Each certificate representing a number of Trust Units prior to the distribution of additional Trust Units shall be deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation.

Distributions

The Deed of Trust provides that the Trustees shall, on or before each Distribution Record Date, declare payable to the Unitholders on such Distribution Record Date, all of the Distributable Cash for the Distribution Period which includes such Distribution Record Date. The proportionate share of each Trust Unit of the amount of such Distributable Cash shall be determined by dividing such amount by the number of issued and outstanding Trust Units on such Distribution Record Date. Each Unitholder's share of such Distributable Cash shall be an amount equal to the proportionate share of each Trust Unit of such Distributable Cash multiplied by the number of Trust Units owned of record by each such Unitholder on such Distribution Record Date. Except in the circumstances described below, Distributable Cash which has been declared to be payable to Unitholders in respect of a Distribution Period shall be paid in cash on the Distribution Payment Date in respect of such Distribution Period.

The Deed of Trust also permits the Trustees to declare to be payable and make distributions, from time to time, out of the Income of Newalta Fund, Net Realized Capital Gains, the capital of Newalta Fund or otherwise, in any year, in such amount or amounts, and on such dates as the Trustees may determine. The proportionate share of each Trust Unit of the amount of any of the foregoing distributions shall be determined by dividing such amount by the number of issued and outstanding Trust Units on the applicable record date in respect of any such distribution. Each Unitholder's share of the amount of any such distribution shall be an amount equal to the proportionate share of each Trust Unit of such amount multiplied by the number of Trust Units owned of record by each such Unitholder on such applicable record date. Except in the circumstances described below, amounts which have been declared to be payable to Unitholders shall be paid in cash on the Distribution Payment Date which immediately follows the applicable record date in respect of a distribution.

Having regard to the present intention of the Trustees to allocate, distribute and make payable to Unitholders all of the Income of Newalta Fund, Net Realized Capital Gains and any other applicable

amounts so that Newalta Fund will not have any liability for tax under Part 1 of the Tax Act in any taxation year, the Deed of Trust provides that the following amounts shall, without any further actions on the part of the Trustees, be due and payable to Unitholders of record on December 31 in each such year:

(a) an amount equal to the amount, if any, by which the Income of Newalta Fund for such year exceeds the aggregate of the portions, if any, of each other distribution made by Newalta Fund which have been determined by the Trustees to have been payable by Newalta Fund out of the Income of Newalta Fund for such year; and

(b) an amount equal to the amount, if any, by which the Net Realized Capital Gains of Newalta Fund for such year exceeds the aggregate of the portions, if any, of each other distribution made by Newalta Fund which have been determined by the Trustees to have been payable by Newalta Fund out of Net Realized Capital Gains for such year.

The proportionate share of each Trust Unit of the amount of any of the foregoing distributions shall be determined by dividing such amount by the number of issued and outstanding Trust Units on December 31. Each Unitholder's share of the amount of any such distribution shall be an amount equal to the proportionate share of each Trust Unit of such amount multiplied by the number of Trust Units owned of record by each such Unitholder on December 31 in the year of such distribution. Except in the circumstances described below, amounts which have been declared to be payable to Unitholders shall be paid in cash on the Distribution Payment Date which immediately follows December 31 in the applicable year.

In accordance with and to the extent permitted by the Tax Act, the Trustees in each year shall make designations in respect of the amounts payable to Unitholders for such amounts that the Trustees consider to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received by Newalta Fund in the year on shares of taxable Canadian corporations, net capital gains realized by Newalta Fund in the year and foreign source Income of Newalta Fund for the year, as well as elect under subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to Newalta Fund, rather than to the Unitholders. Distributions payable to Unitholders shall be deemed to be distributions of Income of Newalta Fund, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustees shall, in their absolute discretion, determine.

The Deed of Trust provides that each Unitholder shall have the legal right to enforce payment of any amount payable to such Unitholder as a result of any distribution which is declared payable to such Unitholder by the Trustees.

Where the Trustees determine that Newalta Fund does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable on the due date for such payment, or if any cash distribution should be contrary to any subordination agreement, the payment may, at the option of the Trustees, include the pro rata issuance of additional Trust Units, or fractions of Trust Units, if necessary, having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trustees to be available for the payment of such distribution. The value of each Trust Unit issued shall be the "market price" (as defined under "Information Respecting Newalta Income Fund – Redemption of Trust Units") of the Trust Units on the applicable Distribution Record Date or December 31 in any year, as the case may be, provided that if the particular date is not a business day then the market price shall be determined on the last business day which precedes such particular date.

The Deed of Trust permits Trustees to deduct or withhold from distributions payable to any Unitholder all amounts required by law to be withheld from such distribution.

Any payments of cash by Newalta Fund to a Unitholder pursuant to the Deed of Trust is conclusively deemed to have been made upon mailing of a cheque in a postage pre-paid envelope, addressed to the Unitholder at the Unitholder's address appearing in the register of Unitholders unless such cheque is dishonoured upon presentment. Upon such payment, Newalta Fund shall be discharged from all liability to the Unitholder in respect of such payment except to replace any cheque which is lost or destroyed.

Redemption of Trust Units

Each Unitholder shall be entitled to require Newalta Fund to redeem, at any time or from time to time at the demand of the Unitholder, all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided. To exercise a Unitholder's right to require redemption, a duly completed and properly executed notice requiring Newalta Fund to redeem Trust Units, in a form approved by the Trustees, shall be sent to Newalta Fund at the head office of Newalta Fund, together with the certificate or certificates representing the Trust Units to be redeemed. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustees and is accompanied by any further evidence that the Trustees may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon receipt by Newalta Fund of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the day of receipt by Newalta Fund of such notice. Trust Units shall be considered to be tendered for redemption on the date that Newalta Fund has, to the satisfaction of the Trustees, received the notice, certificates representing the Trust Units and other required documents or evidence as aforesaid.

Upon receipt by Newalta Fund of the notice to redeem Trust Units given in accordance with the foregoing requirements, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (the "**Cash Redemption Price**") equal to the lesser of: (i) 95% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units were tendered to Newalta Fund for redemption; and (ii) the "closing market price" on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were tendered to Newalta Fund for redemption. The "**market price**" shall be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The "**closing market price**" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest trading prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The Cash Redemption Price payable in respect of the Trust Units tendered for redemption during any month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by Newalta Fund of the Cash Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, Newalta Fund shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

Trust Units will not be entitled to the Cash Redemption Price if: (i) the total amount payable by Newalta Fund in respect of such Trust Units and all other Trust Units tendered for redemption prior thereto in the same calendar month exceeds $75,000; provided that the Trustees may, in their sole discretion, waive such limitation in respect of any calendar month; (ii) at the time the Trust Units are tendered for redemption, the outstanding Trust Units of Newalta Fund are not listed for trading on the Toronto Stock Exchange or are not traded or quoted on any other stock exchange or market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Trust Units; or (iii) the normal trading of the outstanding Trust Units of Newalta Fund is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to Newalta Fund for redemption or for more than five trading days during the 10 trading day period commencing immediately after the date on which such Trust Units tendered for redemption were tendered to Newalta Fund for redemption.

In the event a holder of Trust Units is not entitled to payment of a Cash Redemption Price in respect of Trust Units tendered for redemption, such Unitholder shall instead be entitled to receive a price per Trust Unit (the "**In Specie Redemption Price**") equal to the fair market value thereof as determined by the Trustees and the In Specie Redemption Price shall, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie of the securities held by Newalta Fund, on the basis, per Trust Unit tendered for redemption, of the number of each class of securities owned by Newalta Fund on the date such Trust Units were tendered for redemption, each such class of securities divided by the number of Trust Units of Newalta Fund outstanding on such date. No fractional securities shall be distributed and where the number of securities to be received upon redemption by a Unitholder would otherwise include a fraction, that number shall be rounded to the next lowest whole number. The In Specie Redemption Price payable in respect of Trust Units tendered for redemption during any month shall be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day (the "**Transfer Date**") of the calendar month following the month in which the Trust Units were tendered for redemption, of the number of each class of securities determined as aforesaid. Newalta Fund shall be entitled to all other interest paid or accrued and unpaid to and including the Transfer Date, distributions declared and paid or declared payable on or before the Transfer Date and all other income, profits, earnings and royalties paid or accrued and unpaid on any securities being transferred to and including the Transfer Date. Payments by Newalta Fund of the In Specie Redemption Price are conclusively deemed to have been made upon the mailing of the certificates representing the securities by registered mail in a postage prepaid envelope addressed to the former Unitholder. Upon such payment, Newalta Fund shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

Meetings of Unitholders

The Deed of Trust provides that meetings of Unitholders must be called and held for, among other matters, the appointment or removal of the Trustees, the appointment or removal of the auditors of

Newalta Fund, the approval of amendments to the Deed of Trust (except as described under "Information Respecting Newalta Income Fund - Amendments to the Deed of Trust"), material amendments to the Note Indenture other than in the contemplation of a future issuance of Notes, material amendments to the articles of Newalta, the amalgamation or merger of Newalta with any other corporation (other than as part of an internal reorganization), the sale, lease or exchange of all or substantially all of the assets of Newalta Fund or Newalta Corporation (other than pursuant to any security granted by Newalta Corporation or pursuant to any internal reorganization), and the termination of Newalta Fund. Meetings of Unitholders will be called and held annually for, among other things, the election of the Trustees and the appointment of auditors of Newalta Fund. A resolution appointing or removing a Trustee or the auditors of Newalta Fund must be passed by a majority of the votes cast at a meeting of the Unitholders called for such purpose. The balance of the foregoing matters must be passed by at least 66⅔% of the votes cast at a meeting of Unitholders called for such purpose.

A special meeting of Unitholders may be called at any time and for any purpose by the Trustees and must be called if requisitioned by the holders of not less than 5% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person and either holding personally or representing as proxies not less than 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.

A resolution in writing executed by Unitholders holding more than 66⅔% of the outstanding Trust Units at any time shall be as valid and binding for all purposes as if such resolution had been passed at a meeting of Unitholders.

The Deed of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

Information and Reports

Newalta Fund will furnish to Unitholders such financial statements (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation in Canada.

Prior to each meeting of Unitholders, the Trustees will provide the Unitholders (along with notice of such meeting) a proxy form and an information circular containing information similar to that required to be provided to shareholders of a Canadian public corporation.

Newalta Corporation will provide Newalta Fund with proper disclosure as to its business and financial operations and sufficient information and materials on a timely basis to allow Newalta Fund to meet its public reporting requirements. With respect to material changes, Newalta Corporation will provide timely disclosure to Newalta Fund as if Newalta Corporation were a public company.

Takeover Bids

The Deed of Trust contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the

offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustees

The Deed of Trust establishes that the Trustees shall consist of not more than ten nor less than three Trustees, with the number of Trustees from time to time within such range being fixed by resolution of the Trustees. Trustees shall be appointed at each annual meeting of Unitholders by a resolution approved by a majority of the votes cast at a meeting of Unitholders. A quorum of Trustees, being the greater of two Trustees or a majority of the Trustees then holding office, may fill a vacancy among the Trustees, except a vacancy resulting from an increase in the number of Trustees or from a failure to elect the minimum number of Trustees. No more than one-third of the Trustees at any time may be non-residents of Canada.

A resignation of a Trustee becomes effective at the time a written resignation is sent to the other Trustees, or at the time specified in the resignation, whichever is later, provided that if, upon the resignation becoming effective, the number of remaining Trustees would be less than the number necessary to constitute a quorum for a meeting of Trustees, the resignation is not effective until the resigning Trustee's successor is duly appointed as a Trustee.

In addition to any other power which the Trustees may have by virtue of any statute or rule of law, the Deed of Trust provides that, subject to the terms and conditions thereof, the Trustees may exercise all powers which are necessary or useful to carry on the purpose and activities of Newalta Fund, to promote any of the purposes for which Newalta Fund is formed and to carry out the provisions of the Deed of Trust.

The Deed of Trust requires the Trustees to act honestly and in good faith with a view to the best interests of Newalta Fund and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of the Trustees are intended to be similar to, and not to be any greater than, those imposed on a director of a corporation governed by the ABCA. Each Trustee, in his or her capacity as trustee, is not required to devote his or her entire time to the investments and affairs of Newalta Fund.

The Trustees shall be paid such remuneration for their services as the Trustees may from time to time determine. A Trustee who is a director or an employee of Newalta Corporation or any of its subsidiaries shall not receive any remuneration for acting as Trustee or attending meetings of the Trustees. The Trustees shall also be entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Trustees or any committee thereof or in connection with their services as Trustees.

The current Trustees are Alan P. Cadotte, Robert M. MacDonald, R. Vance Milligan, Felix Pardo, R.H. (Dick) Pinder, Gordon E. Pridham, Clayton H. Riddell, Ronald L. Sifton and Barry D. Stewart. Each of the current Trustees is currently a member of the Board of Directors of Newalta Corporation. See "Information Respecting Newalta Corporation and Newalta Industrial– Directors and Executive Officers".

Liability of the Trustees

The Trustees shall only be liable, answerable and accountable for their own actual fraud, dishonesty or gross negligence. No Trustee shall be liable for any loss or damage which may occur to the assets of Newalta Fund or any part thereof (including any securities whose ownership interests are

comprised directly or indirectly in the assets of Newalta Fund) or the income thereof at any time from any cause whatsoever, including:

(a) the exercise or failure to exercise a discretion or power, or the refusal or failure to concur in the exercise of a discretion or power;

(b) the failure to attend to, interfere with, or inquire into the management of any entities, the securities of which form part of the assets of Newalta Fund, including without limitation:

(i) the reliance on information given at meetings or otherwise by the management of such entities;

(ii) the failure to act upon any information received from inquiring into the management of such entities or otherwise;

(iii) the failure to require the management of such entities to consult and inform the Trustees so that the Trustees may intervene if necessary to safeguard the interests of the assets of Newalta Fund; and

(iv) the acquiescence in business arrangements entered into by such entities even if such business arrangements prove detrimental to the interest of Newalta Fund;

(c) the reliance in good faith upon the opinion or advice of counsel as to the interpretation of the Deed of Trust in any respect, or as to any other issue that may arise; or

(d) the reliance upon the opinion or advice of any other professional person in a matter apparently falling within his/her professional expertise.

The Trustees shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to Newalta Fund arising out of anything done or permitted or omitted to be done in respect to the affairs of Newalta Fund. No property or assets of the Trustees, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under the Deed of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustees in their personal capacity or against any incorporator shareholder, director, officer, employee or agent of the Trustees or any successor of the Trustees. Newalta Fund shall be solely liable for any such debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses and resort shall be had solely to the assets of Newalta Fund for the payment or performance thereof. In the exercise of the powers, authorities or discretion conferred upon the Trustees under the Deed of Trust, the Trustees are and shall be conclusively deemed to be acting as trustees of the assets of Newalta Fund.

Each Trustee, each former Trustee, each officer of Newalta Fund and each former officer of Newalta Fund shall be entitled to be and shall be indemnified and reimbursed out of the assets of Newalta Fund in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Trustee or officer in consequence of his or her performance of his or her duties and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which the Trustee, former Trustee, officer or former officer is made a party by reason of being or having been a Trustee or officer of Newalta Fund or, at the request of Newalta Fund, a director or officer of Newalta Corporation or any subsidiaries thereof; provided that a Trustee, former Trustee, officer or former officer shall not be indemnified out of the assets of Newalta Fund in respect of unpaid taxes or other governmental charges or in respect of such costs, charges and expenses that arise out of or

as a result of the actual fraud, dishonesty or gross negligence of such Trustee, former Trustee, officer or former officer. A Trustee, former Trustee, officer or former officer shall not be entitled to satisfy any right of indemnity or reimbursement granted under the Deed of Trust, or otherwise existing under law, except out of the assets of Newalta Fund, and no Unitholder or other Trustee or officer shall be personally liable to any person with respect to any claim for such indemnity or reimbursement.

Amendments to the Deed of Trust

The Trustees may, without the approval of the Unitholders, make certain amendments to the Deed of Trust provided that no such amendment shall modify the right to one vote per Trust Unit, reduce the fractional undivided interest in the assets of Newalta Fund represented by any Trust Unit without the consent of the holder of such Trust Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders or alter the takeover bid acquisition provisions of the Deed of Trust without the consent of the holders of all of the Trust Units. See "Information Respecting Newalta Income Fund – Takeover Bids". Subject to the foregoing limitation, the Trustees may make amendments for any of the following purposes: (i) ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or Newalta Fund; (ii) providing, in the opinion of the Trustees, additional protection for the Unitholders; (iii) removing any conflicts or inconsistencies in the Deed of Trust or making minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders; (iv) making amendments which, in the opinion of the Trustees, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation laws; and (v) for any purpose (except one in respect of which a vote by Unitholders is specifically otherwise required by the terms of the Deed of Trust) if the Trustees are of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable.

Limitations on the Powers of the Trustees

The Deed of Trust provides that the Trustees may not under any circumstances whatsoever authorize, without the approval of 66⅔% of the votes cast at a meeting of the Unitholders:

(a) any amalgamation or other merger of Newalta Corporation with any other corporation, except with one or more direct or indirect wholly-owned subsidiaries of Newalta Fund or in conjunction with an internal reorganization;

(b) any sale or disposition of any securities held by Newalta Fund or any other sale, lease or exchange of all or substantially all of the assets of Newalta Fund, except pursuant to an in specie redemption, pursuant to any security that may be granted by the Trustees, pursuant to any internal reorganization of the direct or indirect assets of Newalta Fund as a result of which Newalta Fund has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization or where any such sale, lease or exchange is effected between or among Newalta Fund and any one or more of:

   (i) Newalta Corporation;

   (ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by Newalta Fund;

   (iii) any trust or trusts, the sole beneficiaries of which are Newalta Fund and/or any of the entities referred to in (i) and (ii) above; and

(iv) any partnership, the only partners of which are entities referred to in (i) to (iii) above;

(c) any sale, lease or exchange of all or substantially all of the assets of Newalta Corporation, except pursuant to any security granted by Newalta Corporation, pursuant to any internal reorganization, or where any such sale, lease or exchange is effected between or among any one or more of:

(i) Newalta Fund;

(ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by Newalta Fund;

(iii) any trust or trusts, the sole beneficiaries of which are Newalta Fund and/or any of the entities referred to in (i) to (ii) above; and

(iv) any partnership, the only partners of which are entities referred to in (i) to (iii) above;

(d) any material amendment to the Note Indenture other than in contemplation of a future issuance of Notes; or

(e) any material amendment to the articles of Newalta Corporation to change its authorized share capital or otherwise amend its constating documents in a manner which may be prejudicial to Newalta Fund.

Limitation on Non-Resident Ownership

The Deed of Trust provides that at no time may non-residents of Canada within the meaning of the Tax Act be the beneficial owners of more than 49% of the Trust Units. Newalta Fund may require declarations as to the jurisdictions in which beneficial owners of the Trust Units are resident. If Newalta Fund becomes aware, as a result of acquiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Trust Units then outstanding are, or may be, non-residents or that such a situation is imminent, Newalta Fund may make a public announcement thereof and shall not accept a subscription for such Trust Units from or issue or register a transfer of such Trust Units to a person unless the person provides a declaration in form and content satisfactory to the Trustees that the person is not a non-resident. If notwithstanding the foregoing, Newalta Fund determines that more than 49% of the Trust Units are held by non-residents, Newalta Fund may send a notice to non-resident holders of the Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustees may consider equitable and practicable, requiring them to sell their Trust Units or a portion thereof within a specified period of not more than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustees with satisfactory evidence that they are not non-residents within such period, the Trustees may on behalf of such Unitholders sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale the affected holders shall cease to be holders of the relevant Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Trust Units.

Management of Newalta Fund

Newalta Fund and Newalta Corporation have entered into the Administration Agreement pursuant to which Newalta Corporation will be responsible for the management and general administration of the affairs of Newalta Fund, including, without limitation, the following:

(a) undertaking any matters required by the terms of the Deed of Trust to be performed by the Trustees;

(b) keeping and maintaining at its offices in Calgary, Alberta all books, records and amounts outstanding with respect to all receipts, disbursements and investments relating to the assets of Newalta Fund;

(c) preparing all returns, filings and documents and making all determinations necessary for the discharge of the Trustees' obligations under the Deed of Trust;

(d) providing the Unitholders with annual audited and interim unaudited financial statements of Newalta Fund, as well as relevant tax information;

(e) ensuring compliance by Newalta Fund with all applicable securities legislation and stock exchange requirements including without limitation, continuous disclosure obligations;

(f) providing investor relations services to Newalta Fund;

(g) providing office space, equipment and personnel including all accounting, clerical, secretarial, corporate and administrative services as may be reasonably necessary to perform its obligations under the Administration Agreement;

(h) calling and holding all annual and/or special meetings of Unitholders pursuant to the Deed of Trust and preparing, approving and arranging for the distribution of all materials (including notices of meetings and information circulars) in respect thereof;

(i) attending to all administrative and other matters arising in connection with any redemptions of Trust Units;

(j) determining the amount of Cash Flow of Newalta Fund, Distributable Cash, Income of Newalta Fund and Net Realized Capital Gains pursuant to the Deed of Trust and arranging for distributions to Unitholders of distributions properly payable by Newalta Fund pursuant to the Deed of Trust;

(k) determining the timing and terms of future offerings of Trust Units;

(l) preparing and approving any prospectus or comparable documents of Newalta Fund to qualify the sale of securities from time to time;

(m) promptly notifying Newalta Fund of any event that might reasonably be expected to have a material adverse effect on the affairs of Newalta Fund; and

(n) generally providing all other services as may be necessary or as requested by the Trustees of Newalta Fund, for the administration of Newalta Fund.

The Administration Agreement requires Newalta Corporation to perform all services at all times in compliance with applicable laws, to comply with all instructions of the Trustees and to observe and perform or cause to be observed and performed on behalf of Newalta Fund in every material respect the provisions of the agreements from time to time entered into in connection with the activities of Newalta Fund and all applicable laws.

ADDITIONAL INFORMATION

Legal Proceedings and Regulatory Actions

Newalta is not aware of any material legal proceedings or regulatory actions involving Newalta or their respective property, nor are any such proceedings known by Newalta to be contemplated.

Interest of Management and Others in Material Transactions

Other than as discussed herein, there are no material interests, direct or indirect, of any Trustee or director or executive officer of Newalta, or any person or company that beneficially owns, or exercises control or direction over, more than 10% of the outstanding Trust Units, or any known associate or affiliate of any such person, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect Newalta.

Transfer Agents and Registrars

The transfer agent and registrar for the Trust Units is Valiant Trust Company at its principal office in Calgary, Alberta and Equity Transfer Services Inc. as its principal office in Toronto, Ontario.

Material Contracts

Other than as discussed herein, there are no material contracts, other than contracts entered into in the ordinary course of business, that are material to Newalta that were entered into within the most recently completed financial year, or before the most recently completed financial year but are still in effect.

Interests of Experts

Deloitte & Touche LLP, Chartered Accountants, have audited the financial statements of Newalta Fund for the year ended December 31, 2006, as set forth in the Annual Report of Newalta Fund. Deloitte & Touche LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

External Auditor Service Fees

During the financial years ended December 31, 2006 and 2005, Newalta was billed the following fees by Deloitte & Touche LLP:

Item	2006 ($)	2005 ($)
Audit fees	387,994	147,070
Audit-related fees	54,505	51,609
Tax fees	49,007	26,423
All Other Fees	39,316	20,060

Audit Fees

Audit fees were for professional services rendered by Deloitte & Touche LLP for the audit of the annual financial statements of Newalta Fund and services provided in connection with statutory and regulatory filings or engagements, such as procedures performed in connection with the prospectus filings of Newalta Fund, including the translation into the French language of various public disclosures by Newalta Fund of financial information (in the amount of $30,774 in 2006 and $20,670 in 2005) and procedures performed in connection with the Business Acquisition Report regarding the PSC Acquisition (in the amount of $50,880 in 2006).

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under the heading Audit Fees above. These services consisted of accounting consultations and assistance with reviews of quarterly financial information.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services consisted of tax compliance including the preparation of tax returns.

All Other Fees

There were fees for products and services other than those described under the headings Audit Fees, Audit-Related Fees and Tax Fees above. In 2005, the fees consisted of advice regarding structuring acquisitions and property tax matters and in 2006 consisted of property tax matters and financial accounting system implementation consultations.

Audit Committee Matters

Information Relating to the Mandate of the Audit Committee

The external auditor is ultimately accountable to the Board of Trustees and the Audit Committee, as representatives of the Unitholders and the Board of Trustees has the ultimate authority and responsibility to select, evaluate, and where appropriate, replace the external auditors (or to nominate the external auditors to be proposed for Unitholder approval at a meeting of Unitholders). The external auditor reports directly to the Audit Committee.

The Audit Committee has responsibility for overseeing:

(a) the accounting and financial reporting processes of Newalta Fund and Newalta Corporation; and

(b) audits of the financial statements of Newalta Fund and/or Newalta Corporation.

In addition to any other duties assigned to the Audit Committee by the Trustees, from time to time, the role of the Audit Committee shall include meeting with the external auditor and the senior financial management of Newalta Fund and/or Newalta Corporation to review all financial statements of Newalta Fund that require approval by the Trustees. The Audit Committee shall have authority and responsibility for:

(a) reviewing and recommending for approval to the Board of Trustees, Newalta Fund's and/or Newalta Corporation's year-end audited financial statements, MD&A and earnings press releases before the information is reviewed by the Board of Trustees;

(b) reviewing and approving Newalta Fund's and/or Newalta Corporation's interim financial statements, interim MD&A and interim earnings and press releases before the information is publicly disclosed;

(c) reviewing with the external auditor and Newalta Fund's and/or Newalta Corporation's senior financial management the results of the audit relating to:

   (i) the year-end financial statements;

   (ii) the MD&A to which the financial statements relate and related financial disclosure contained in continuous disclosure documents for the year-end;

   (iii) significant changes, if any, to the initial audit plan;

   (iv) accounting and reporting decisions relating to significant current year events and transactions;

   (v) the management letter, if any, outlining the auditor's findings and recommendations, together with management's response, with respect to internal control and accounting procedures; and

   (vi) such other matters as may be communicated to the Audit Committee under generally accepted auditing standards;

(d) reviewing and discussing with Newalta Fund's and/or Newalta Corporation's senior financial management and, if requested by the Audit Committee, the external auditor:

   (i) the interim financial statements;

   (ii) the interim MD&A to which the interim financial statements relate and related financial disclosure contained in continuous disclosure documents for the interim period; and

   (iii) any other material matters relating to the interim financial statements and MD&A, including, inter alia, any significant adjustments, management judgments or estimates, new or amended accounting policies;

(e) overseeing the work of the external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Newalta Fund and/or Newalta Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting;

(f) reviewing annually and recommending to the Board of Trustees:

   (i) the external auditors to be nominated for purposes of preparing or issuing an audit report or performing other audit, review or attest services for Newalta Fund and/or Newalta Corporation; and

   (ii) the remuneration of the external auditors;

(g) discussing with the external auditor:

   (i) the scope of the audit, in particular their view of the quality of Newalta Fund's and/or Newalta Corporation's accounting principles as applied in the financial statements in terms of disclosure quality and evaluation methods, inclusive of the clarity of Newalta Fund's and/or Newalta Corporation's financial disclosure and reporting, degree of conservatism or aggressiveness of Newalta Fund's and/or Newalta Corporation 's accounting principles and underlying estimates and other significant decisions made by management in preparing the financial disclosure and reviewed by the auditors;

   (ii) significant changes in Newalta Fund's and/or Newalta Corporation 's accounting principles, practices or policies; and

   (iii) new developments in accounting principles, reporting matters or industry practices which may materially affect Newalta Fund and/or Newalta Corporation;

(h) receiving from the external auditor a formal written statement delineating all relationships between the auditor and Newalta Fund and/or Newalta Corporation and considering whether the advisory services performed by the external auditor during the course of the year have impacted their independence, considering whether any relationship or services between the external auditor and Newalta Fund and/or Newalta Corporation is in existence which may affect the objectivity and independence of the auditor and recommending appropriate action to ensure the independence of the external auditor;

(i) pre-approving all non-audit services to be provided to Newalta Fund and/or Newalta or its subsidiary entities by the external auditors, unless such pre-approval is otherwise appropriately delegated or if appropriate specific policies and procedures for the engagement of non-audit services have been adopted by the Audit Committee;

(j) reviewing and discussing with the external auditors and senior financial management, the adequacy of procedures for review of disclosure of financial information extracted or derived from financial statements, other than the disclosure referred to in subparagraph (a) above;

(k) establishing procedures for:

   (i) the receipt, retention and treatment of complaints received by Newalta Fund and/or Newalta Corporation and its subsidiary entities regarding accounting, internal accounting controls, or auditing matters; and

   (ii) the anonymous submission by employees of Newalta Fund and/or Newalta Corporation and its subsidiary entities of concerns regarding questionable accounting or auditing matters;

(l) reviewing and approving the hiring policies regarding partners and employees and former partners and employees of the present and former external auditors of Newalta Fund and/or Newalta Corporation and its subsidiary entities; and

(m) reviewing with the external auditor, having regard to the scope of their audit, the adequacy of management's internal control over financial reporting relating to financial information and management information systems and inquiring of management and the external auditor about significant risks and exposures to Newalta Fund and/or Newalta Corporation that may have a material adverse impact on Newalta Fund and/or Newalta

Corporation 's financial statements, and inquiring of the external auditor as to the efforts of management to mitigate such risks and exposures.

The Audit Committee has approved certain non-audit services, subject to a maximum annual expenditure level. The Audit Committee has delegated responsibility to the Chair of the committee for the pre-approval of non-audit services to be provided to Newalta Fund and Newalta Corporation by the external auditors outside of the foregoing policy.

Composition of the Audit Committee

The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent and financially literate within the meaning of applicable securities legislation and the relevant education and experience of such member.

Name	Independent	Financially Literate	Relevant Education and Experience
R. H. (Dick) Pinder (Chairman)	Yes	Yes	Mr. Pinder holds a Bachelor of Commerce degree and is a Chartered Accountant. As President of Kingsmere Corporate Finance Ltd. (a private investment and advisory company), Mr. Pinder has been providing corporate financial advisory services for the past nine years. Mr. Pinder was the Chief Executive Officer of a retail and distribution company with over 500 employees and 22 profit centres for a ten year period. Mr. Pinder has also served as the Chair of the Audit Committee of Newalta Corporation since 1994 and is also currently chair of the audit committee of another public issuer.
Robert M. MacDonald	Yes	Yes	Mr. MacDonald graduated with a Bachelor of Business Administration (major in Economics and Finance and minor in Accounting) and is a Fellow of the Institute of Canadian Bankers. During his 27 years in energy and commercial banking, Mr. MacDonald was involved in strategic alternatives and advisory for senior, bridge and mezzanine debt structuring, loan restructuring and credit risk management including financial analysis, audit management as well as loan workouts. From 2003 to 2005, Mr. MacDonald was a member of the audit committee of another public issuer prior to its takeover and is currently chair of the audit committee of another public issuer.
Felix Pardo	Yes	Yes	Mr. Pardo holds a Masters of Business Administration in Finance. Mr. Pardo has served as Chairman and Chief Executive Officer of Dyckerhoff Inc. (a United States cement producer) from July 1998 to December 2002. Mr. Pardo served as President and Chief Executive Officer of Philip Services Corp. (an integrated service provider of industrial services) from April to October 1998 and President and Chief Executive Officer of Ruhr American Coal Corporation (a United States coal production, sales and trading company) from 1992 to March 1998. Through these various roles, Mr. Pardo has supervised the individuals engaged in preparing, analyzing and evaluating financial statements. Mr. Pardo is also currently a member of the audit committee of another public issuer.

Where You Can Find Additional Information

Additional information relating to Newalta Fund is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

Additional information, including information as to directors' and officers' remuneration and indebtedness, principal holders of the securities of Newalta Fund and securities authorized for issuance under equity compensation plans of Newalta Fund is contained in the Management Information Circular and Proxy Statement of Newalta Fund for the most recent annual meeting of Unitholders that involved the election of trustees.

Additional financial information is contained in the financial statements and related management's discussion and analysis of Newalta Fund for the year ended December 31, 2006.

GLOSSARY OF TERMS

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, including the regulations promulgated thereunder;

"**Administration Agreement**" means the Administration Agreement dated January 16, 2003 pursuant to which Newalta Corporation will provide certain administrative services and facilities to Newalta Fund;

"**Arrangement**" means the arrangement under section 193 of the ABCA involving, among other things, the exchange of Common Shares for Trust Units, the exchange of options to acquire Common Shares for exchange rights or cash, as the case may be, and the exchange of the Notes for Common Shares as set forth in the Plan of Arrangement;

"**Board of Directors**" means the board of directors of Newalta Corporation;

"**Cash Flow of Newalta Fund**" means, for any Distribution Period, all cash amounts which are received by Newalta Fund in the Distribution Period, including, without limitation, interest, dividends, proceeds from the disposition of securities, returns of capital and repayments of indebtedness, but excluding the proceeds of any issuance of Trust Units, less: (a) all costs, expenses and liabilities of Newalta Fund which, in the opinion of the Trustees, may reasonably be considered to have accrued and become owing in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not accrued in such prior period; (b) all amounts which relate to the redemption of Trust Units and which have become payable in cash by Newalta Fund in such Distribution Period; and (c) any other interest expenses incurred by Newalta Fund between distributions;

"**Common Shares**" means common shares in the capital of Newalta Corporation;

"**Deed of Trust**" means the deed of trust dated as of January 16, 2003 between the initial trustees and J. Craig Wilkie, as amended from time to time;

"**Distributable Cash**" means for, or in respect of, a Distribution Period, the Cash Flow of Newalta Fund for such Distribution Period less any amount which the Trustees may reasonably consider to be necessary to: (a) provide for the payment of any costs, expenses or liabilities which have been or will be incurred in the activities and operations of Newalta Fund; (b) be retained by Newalta Fund to comply with such limits or restrictions as may be agreed to between the Trustees and any lender(s) of Newalta Fund or contained in any loan agreement(s) entered into by Newalta Corporation or any subsidiary or affiliate of Newalta Corporation; (c) make allowances for contingencies or for working capital, investments or acquisitions; and (d) provide for the payment of any income tax liability of Newalta Fund;

"**Distribution Payment Date**" means any date that Distributable Cash is distributed to Unitholders. If a Distribution Payment Date is not a business day, the amount payable on that date shall be paid on the next following business day or such other date determined from time to time by the Trustees and such day shall be the Distribution Payment Date for the purpose of such amount;

"**Distribution Period**" means each calendar month in each calendar year from and including the first day thereof and to and including the last day thereof;

"**Distribution Record Date**" means, until otherwise determined by the Trustees, the last business day of each calendar month, except in the case of the month of December where December 31 of each year shall be a Distribution Record Date;

"**Exempt Holders**" means a trust governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan and deferred profit savings plan, in each case as defined in the Tax Act;

"**Income of Newalta Fund**" means, for any taxation year of Newalta Fund, the net income for the year determined pursuant to the provisions of the Tax Act having regard to the provisions thereof which relate to the calculation of income of a trust, and taking into account such adjustments thereto as are determined by the Trustees in respect of dividends received from taxable Canadian corporations, amounts paid or payable by Newalta Fund to Unitholders and such other amounts as may be determined in the discretion of the Trustees; provided, however, that capital gains and capital losses shall be excluded from the computation of net income;

"**Net Realized Capital Gains**" means, for any taxation year of Newalta Fund, the amount, if any, by which the aggregate of the capital gains of Newalta Fund in the year exceeds: (a) the aggregate of the capital losses of Newalta Fund in the year; (b) any capital gains which are realized by Newalta Fund as a result of a redemption of Units pursuant to the Deed of Trust; and (c) the amount determined by the Trustees in respect of any net capital losses for prior taxation years which Newalta Fund is permitted by the Tax Act to deduct in computing the taxable income of Newalta Fund for the year;

"**Note Indenture**" means the note indenture between Newalta Corporation and Valiant Trust Company to govern the issuance of the Notes;

"**Notes**" means the unsecured, subordinated notes issued by Newalta Corporation to Newalta Fund pursuant to the Note Indenture;

"**Plan of Arrangement**" means the plan of arrangement to give effect to the Arrangement;

"**Tax Act**" means the *Income Tax Act*, R.S.C. 1985 (5th Supp.), c.1, as amended;

"**Trust Unit**" means a unit of Newalta Fund;

"**Trustees**" means the duly appointed trustees of Newalta Fund; and

"**Unitholders**" means holders from time to time of the Trust Units.


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